
BIG LOTS
BIG LOTS!
BIG LOTS

Big Lots, Inc. 2008 Annual Report

READY FOR BUSINESS

FINANCIAL HIGHLIGHTS
(Unaudited Adjusted Results)

($ in thousands, except per share amounts and sales per selling square foot)	Fiscal Year 2008	2007	2006
Earnings Data *(a)*			
Net sales	$ 4,645,283	$ 4,656,302	$ 4,743,048
Net sales (decrease) increase	(0.2)%	(1.8)%	7.1%
Income from continuing operations *(b)*	$ 154,798	$ 145,079	$ 112,618
Income from continuing operations increase *(b)*	6.7%	28.8%	616.2%
Earnings from continuing operations per share - diluted *(b)*	$ 1.89	$ 1.41	$ 1.01
Earnings from continuing operations per share - diluted increase *(b)*	34.0%	39.6%	621.4%
Average diluted common shares outstanding	82,076	102,542	111,930
Gross margin - % of net sales	40.0%	39.5%	39.9%
Selling and administrative expenses - % of net sales *(b)*	32.8%	32.8%	34.2%
Depreciation expense - % of net sales	1.7%	1.9%	2.1%
Operating profit - % of net sales *(b)*	5.5%	4.9%	3.5%
Net interest (income) expense - % of net sales	0.1%	(0.1)%	(0.1)%
Income from continuing operations - % of net sales *(b)*	3.3%	3.1%	2.4%
Balance Sheet Data and Financial Ratios			
Cash and cash equivalents	$ 34,773	$ 37,131	$ 281,657
Inventories	736,616	747,942	758,185
Property and equipment - net	490,041	481,366	505,647
Total assets	1,432,458	1,443,815	1,720,526
Borrowings under bank credit facility	61,700	163,700	-
Shareholders' equity	774,845	638,486	1,129,703
Working capital *(c)*	$ 355,776	$ 390,766	$ 674,815
Current ratio	1.7	1.8	2.4
Inventory turnover *(a)*	3.6	3.5	3.4
Bank borrowings to total capitalization	7.4%	20.4%	0.0%
Return on assets - continuing operations *(a)(b)*	10.8%	9.2%	6.7%
Return on shareholders' equity - continuing operations *(a)(b)*	21.9%	16.4%	10.2%
Cash Flow Data *(a)*			
Cash provided by operating activities *(d)*	$ 211,063	$ 307,932	$ 381,477
Cash used in investing activities *(e)*	(88,192)	(58,764)	(30,421)
Cash flow *(f)*	$ 122,871	$ 249,168	$ 351,056
Store Data			
Stores open at end of the fiscal year	1,339	1,353	1,375
Gross square footage (000's)	39,888	40,195	40,770
Selling square footage (000's)	28,674	28,902	29,376
Decrease in selling square footage	(0.8)%	(1.6)%	(1.6)%
Average selling square footage per store	21,415	21,362	21,364
Other Sales Data			
Comparable store sales growth	0.5%	2.0%	4.6%
Average sales per store *(a)*	$ 3,416	$ 3,377	$ 3,377
Sales per selling square foot *(a)*	$ 160	$ 158	$ 158



$2.40
$1.80
$1.20
$0.60
$0.00
$1.01
$1.41
$1.89
2006
2007
2008

Earnings from continuing operations per share - diluted *(a)(b)*



8.0%
6.0%
4.0%
2.0%
0.0%
3.5%
4.9%
5.5%
2006
2007
2008

Operating profit - % of net sales *(a)(b)*



3.8
3.6
3.4
3.2
3.0
3.4
3.5
3.6
2006
2007
2008

Inventory turnover *(a)*

(a) Fiscal 2006 was 53 weeks, while fiscal 2008 and fiscal 2007 were each 52 weeks.

(b) This item is shown excluding the impact of certain proceeds for fiscal 2007. A reconciliation of the difference between GAAP and the non-GAAP financial measures presented in this table for fiscal 2007 is shown on the following page.

(c) Includes $61,700 in fiscal 2008 for current maturities of borrowings under our bank credit facility because the credit facility terminates in October 2009.

(d) Includes depreciation and amortization of $73,787, $83,103, and $95,613 for fiscal 2008, fiscal 2007, and fiscal 2006, respectively.

(e) Includes capital expenditures of $88,735, $60,360, and $35,878 for fiscal 2008, fiscal 2007, and fiscal 2006, respectively.

(f) Cash flow is calculated as cash provided by operating activities less cash used in investing activities.

FINANCIAL HIGHLIGHTS
(Unaudited Adjusted Results)

The Unaudited Adjusted Results, which include financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), are presented in order to improve comparability of financial information for the period presented. The Unaudited Adjusted Results should not be construed as an alternative to the reported results determined in accordance with GAAP. Our definition of adjusted results may differ from similarly titled measures used by other companies. While it is not possible to predict future results, our management believes that the adjusted non-GAAP information is useful for the assessment of our ongoing operations. The Unaudited Adjusted Results should be read in conjunction with our Consolidated Financial Statements and the related notes contained in our 2008 Form 10-K.

The Unaudited Adjusted Results reflect higher selling and administrative expenses as a result of the adjustment for certain proceeds received in fiscal 2007, as described and reconciled below ($ in thousands):

KB Bankruptcy Proceeds

We sold the KB Toys business in December 2000. As partial consideration for the sale of the KB Toys business, we received the Havens Corners Corporation Note ("HCC Note"). In January 2004, KB Toys filed for bankruptcy and in separate charges included in selling and administrative expenses in fiscal 2003 and fiscal 2005, we reduced the balance receivable on the HCC Note. In fiscal 2007, we recorded income of $3,127 (net of tax) reflecting the proceeds from the KB Toys bankruptcy trust which was recognized as a reduction of selling and administrative expenses for partial recovery of prior charges incurred against the HCC Note.

Insurance Proceeds

In fiscal 2007, we received insurance proceeds as recovery for damages related to hurricanes occurring in 2005 and recorded income of $2,974 (net of tax) as a reduction of selling and administrative expenses.

Fiscal 2007						
	Reported (GAAP)		KB Bankruptcy Proceeds	Insurance Proceeds	Unaudited Adjusted Results (non-GAAP)	
($ in thousands, except per share amounts)						
Net sales	$ 4,656,302	100.0%	$ -	$ -	$ 4,656,302	100.0%
Cost of sales	2,815,959	60.5	-	-	2,815,959	60.5
Gross profit	1,840,343	39.5	-	-	1,840,343	39.5
Selling and administrative expenses	1,515,379	32.5	5,172	4,920	1,525,471	32.8
Depreciation expense	88,484	1.9	-	-	88,484	1.9
Operating profit	236,480	5.1	(5,172)	(4,920)	226,388	4.9
Interest expense	(2,513)	(0.1)	-	-	(2,513)	(0.1)
Interest income	5,236	0.1	-	-	5,236	0.1
Income from continuing operations before income taxes	239,203	5.1	(5,172)	(4,920)	229,111	4.9
Income tax expense	88,023	1.9	(2,045)	(1,946)	84,032	1.8
Income from continuing operations	151,180	3.2	(3,127)	(2,974)	145,079	3.1
Income from discontinued operations	7,281	0.2	-	-	7,281	0.2
Net income	$ 158,461	3.4%	$ (3,127)	$ (2,974)	$ 152,360	3.3%
Earnings per common share - basic *(g)*						
Continuing operations	$ 1.49		$ (0.03)	$ (0.03)	$ 1.43	
Discontinued operations	0.07		-	-	0.07	
Net income	$ 1.56		$ (0.03)	$ (0.03)	$ 1.50	
Earnings per common share - diluted *(g)*						
Continuing operations	$ 1.47		$ (0.03)	$ (0.03)	$ 1.41	
Discontinued operations	0.07		-	-	0.07	
Net income	$ 1.55		$ (0.03)	$ (0.03)	$ 1.49	

(g) The earnings per share for continuing operations, discontinued operations and net income are separately calculated in accordance with SFAS No. 128; therefore, the sum of earnings per share for continuing operations and discontinued operations may differ, due to rounding, from the calculated earnings per share of net income.


BRAND NAMES...
CLOSEOUT PRICES
BIG LOTS


Cleaning Supplies

BIG LOTS


BIG LOTS

ABOUT OUR **COMPANY**

Headquartered in Columbus, Ohio, Big Lots (NYSE: BIG) is a Fortune 500 company with over 1,300 stores in 47 states. For more than three decades, we've delighted our customers with a vibrant mix of exciting brands, unique products and closeout prices. Big Lots offers new merchandise every week at substantial savings over traditional discount retailers. Shoppers love our unexpected deals. We also carry attractive, affordable furniture, home furnishings, seasonal merchandise and hundreds of everyday items consumers want and need. Through excellent relationships with manufacturers, high-volume purchases and strict expense control, we pass tremendous savings on to our customers.

READY FOR BUSINESS

DEAR SHAREHOLDERS



Steven S. Fishman, Chairman, CEO and President

Since launching our WIN (**W**hat's **I**mportant **N**ow) Strategy over three years ago, we have accomplished what we set out to achieve and more. That's called accountability. We have taken a business that was marginally profitable to new heights with record operating profit dollars and record EPS performance. We have executed to a new strategy through improved merchandise offerings, better brands and values, a leaner and more productive real estate portfolio and a more efficient operation with a lower overall cost structure both in terms of dollars and as a percent of sales. I couldn't be more proud of this organization and all that has been accomplished in a very short period of time to position our business alongside some of the most successful retailers in the marketplace.

A Record Year for BIG

Like most businesses, the global economic crisis kept us from performing as well as we could have. However, I have stated on a number of occasions that if we improved our merchandise offering, made good real estate decisions, and relentlessly attacked our cost structure, good things could happen for our business. Pure and simple, we remained focused on our strategy and what was within our control:

- We offered the customer tremendous value, new brands, and better quality.
- We managed our inventory wisely and generated record turnover.
- We controlled our costs to the lowest expense rate (% sales) in our history.
- We invested for the future of the business by completing our point-of-sale register system rollout and beginning the process of designing and installing a new core IT infrastructure through SAP®.
- Bottom line: 2008 was a record year for operating profit dollars and EPS (earnings per diluted share).

Recalibrating a Successful Formula

We have built a solid foundation and business model for the company, and we are well positioned for fiscal 2009 and the future. The key elements of our WIN Strategy (Merchandising, Real Estate, and Cost Structure) will remain the same, although some of the strategies and initiatives will be different. Change is critical in retailing. If you are not changing, you are standing still, and if you are standing still, you are losing ground to your competition and losing relevance with your customer.

Merchandising

Our customers have told us they want unmatched value and better quality goods from Big Lots, and it's our goal to deliver both.

- Our in-store presentation and advertising will be more focused on the categories our customers love most (Consumables, Seasonal and Furniture) while we test and alter strategies in other areas where sales have been challenging (Home and Toys).
- Because of the struggles of other retailers or manufacturers, we anticipate more deals will be available to us at savings we can pass on to our customers.
- Ongoing improvements in inventory management and product turnover will ensure an exciting and ever-changing assortment for our customers.

Of course, it's not just about products. With new leadership in store operations, our team is focused on being *Ready for Business* by improving the consistency and timeliness of our in-store execution and taking customer service to a new level. These efforts should supplement our merchandising and improve our ability to drive sales.

Real Estate

Perhaps the best way to describe our real estate strategy is that we have moved counter to the market and most of retail. During the latter part of 2005 and early 2006, we closed a number of underperforming locations. We told our shareholders and the investment community that we would be slowing new store growth significantly. We source our real estate like we source our merchandise — always looking for great value — and at the time, real estate was not a value. Instead, we focused on improving our internal productivity and operations to more efficiently manage our existing stores.

Shortly after we made the decision to slow new store growth, a Wall Street analyst told me, "If you are waiting for real estate prices or rents to go down, you could be waiting for an awfully long time, or you may NEVER be a store growth story again." Despite his point of view, I was not about to use our shareholders' cash to chase overpriced real estate just to be a store growth story for the sake of the market. Instead, we focused on becoming a more productive and efficient operation, knowing that the real estate market would eventually come back. We understand what works for our strategy, and we understand the value of cash and how to put it to good use.

Several retailers who were growing are now slowing, and some have gone away altogether. Heading into 2009, rents continue to moderate, the availability of space has increased and our business is much stronger and better positioned. We are a financially solid company with an investment grade credit rating that generates significant cash flow each year and an infrastructure that can support up to 1,800 stores. We are highly motivated to open new stores, but it has to be at the right price. We believe that our patience has resulted in the best possible deals for our shareholders and, as a result, we believe now is the correct time to grow our store base. As other retailers fail or scale back, we have an opportunity to gain market share and become a more dominant retailer when the current economic downturn reverses.


During 2009, test stores will be geared toward a different store layout, different fixturing, improved merchandise presentation, and new signs that focus on the value we offer consumers.

During 2009, we will also be testing a new store prototype. The test stores will be geared toward a different store layout, different fixturing, improved merchandise presentation, and new signs that focus on the value we offer consumers. We will take the majority of 2009 to test and learn as much as we can about this initiative. If successful, this format may lend itself to a smaller store or locations in more affluent demographics, which could help accelerate the rate of new store openings beyond 2009.

Cost Structure

One of the key elements of our success has been becoming more efficient in everything we do, yielding a leaner expense structure in both dollars and as a percent of sales. Our success has been driven by supply chain improvements, better inventory management, consolidating operations in our distribution network, launching a new associate healthcare program, and numerous other initiatives. We're proud of these efforts, but not satisfied. Our expenses are still too high.

The good news is that we have opportunities to continue this strategy to become more efficient in our store operations, supply chain, advertising and with the overall investment of our capital to ensure returns are appropriate and holding our team accountable.

- In **Store Operations**, I am excited about the direction the team is heading and the energy with which they are attacking costs — scheduling at the store level, beefing up our training programs, recruiting talent, and raising the bar on consistency of in-store execution and presentation.



- **Supply chain** costs have declined and will continue to do so for the foreseeable future through transportation initiatives, lower fuel costs in the near term, consolidating furniture operations, and the natural benefits of continued focus on inventory management and flow of goods.
- **Advertising** spend has remained relatively stable as we have invested in our Web site and built our Buzz Club™ membership to over four million customers. The overall dynamics of how customers wish to receive their information continues to move from newspaper and print to the Internet. Moving more of our advertising distribution to the Internet will allow us to leverage our online investment in the future.
- **Capital deployment** has been very diligent, and business leaders have been held to a very high standard to ensure return requirements are achieved and leverage is created.

Lowering costs is engrained in our culture. Our past successes have given us the confidence that anything is possible. And we celebrate them all, whether it's a hundred thousand-dollar idea or a million-dollar idea.

Ready for Business

As the CEO of this company, I am accountable for the execution of our strategy and results, and it's a responsibility I take very seriously.

Our team firmly believes that the repositioning and improvements of the last three years have left us in the enviable position of being able to take advantage of deals like never before. We can assure you, our shareholders, that we are ready to execute in whatever economic climate lies ahead, whether that means weathering challenging times or chasing upside opportunities.

At Big Lots, we know who we are and what we're about. We have a competitive format and clearly defined strategy . . . a growing demand for products offered at great values . . . healthy cash flow and a resilient financial model . . . and motivated, seasoned associates at every level.

We appreciate your investment in Big Lots and its future. We think it's a solid one.

Sincerely,

Steven S. Fishman
Chairman, CEO and President

DIRECTORS AND EXECUTIVES

Board of Directors

Jeffrey P. Berger
former President &
Chief Executive Officer
Heinz North America Foodservice;
former Executive Vice President
Global Foodservice

Steven S. Fishman
Chairman, Chief Executive
Officer & President
Big Lots, Inc.

Peter J. Hayes
former Chief Operating Officer
Variety Wholesalers, Inc.

David T. Kollat
President & Founder
22, Inc.

Brenda J. Lauderback
former President,
Wholesale Group
Nine West Group, Inc.

Philip E. Mallott
former Vice President
& Chief Financial Officer
Intimate Brands, Inc.

Russell Solt
former Executive Vice President &
Chief Financial Officer
West Marine, Inc.

James R. Tener
former President &
Chief Operating Officer
Brook Mays Music Company

Dennis B. Tishkoff
Chairman & Chief Executive Officer
Drew Shoe Corporation

Company Executives

Chairman, Chief Executive Officer & President

Steven S. Fishman

Executive Vice Presidents

John C. Martin
Merchandising

Brad A. Waite
Human Resources, Loss Prevention & Risk Management

Senior Vice Presidents

Lisa M. Bachmann
Merchandise Planning/Allocation & Chief Information Officer

Christopher T. Chapin
Store Operations

Robert C. Claxton
Marketing

Joe R. Cooper
Chief Financial Officer

Charles W. Haubiel II
Legal & Real Estate, General Counsel & Corporate Secretary

Norman J. Rankin
Big Lots Capital & Wholesale

Robert S. Segal
General Merchandise Manager

Harold A. Wilson
Distribution & Transportation Services

Vice Presidents

Timothy C. Anderson
Store Operations Support

Virginia A. Chase
Store Operations

William Coney
Store Operations

Kevin R. Day
Real Estate

Charles H. Ellis
Global Sourcing

Roger D. Erwin
Store Operations

Richard L. Fannin
Technology & Data Services

Patrick S. Finley
Special Projects

Fred L. Fox
Divisional Merchandise Manager

Mollie M. Hall
Store Operations

Craig A. Hart
Merchandise Planning

Kim K. Horner
Divisional Merchandise Manager

Gary E. Huber
Store Operations

Timothy A. Johnson
Strategic Planning & Investor Relations

Kathryn A. Keane
Transportation Services

Karen L. Lutz-Lento
Divisional Merchandise Manager

Stephen B. Marcus
Wholesale

Vice Presidents (Continued)

Richard J. Marsan, Jr.
Marketing & Merchandise Presentation

Thomas R. Myron
Store Operations

Todd A. Noethen
Distribution Support Services

Jared A. Poff
Treasurer

Chadwick P. Reynolds
Deputy General Counsel & Assistant Corporate Secretary

Jo L. Roney
Human Resources Services

Shelley L. Rubin
Advertising

Michael A. Schlonsky
Associate Relations & Risk Management

Paul A. Schroeder
Controller

Steven R. Smart
Divisional Merchandise Manager

Sharon A. Smith
Allocation

Wayne W. Stockton
Divisional Merchandise Manager

Robert O. Strenski
Divisional Merchandise Manager

L. Michael Watts
Tax

Stewart W. Wenerstrom
Merchandise Support

Gregory W. Wilmer
Information Technology Development

Kevin R. Wolfe
Loss Prevention

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

April 14, 2009

Dear Shareholder:

We cordially invite you to attend the 2009 Annual Meeting of Shareholders of Big Lots, Inc. The Annual Meeting will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 28, 2009, beginning at 9:00 a.m. EDT.

The following pages contain the Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are urged to vote as soon as possible. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously voted.

We have elected to take advantage of Securities and Exchange Commission rules that allow us to furnish proxy materials to shareholders on the Internet. On or about the date of this letter, we began mailing a Notice of Internet Availability of Proxy Materials to shareholders of record at the close of business on March 30, 2009. At the same time, we provided those shareholders with Internet access to our proxy materials and filed our proxy materials with the Securities and Exchange Commission. We believe furnishing proxy materials to our shareholders on the Internet will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting.

Thank you for your ongoing support of, and continued interest in, Big Lots, Inc.

STEVEN S. FISHMAN
Chairman,
Chief Executive Officer and President

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 28, 2009

Notice is hereby given that the 2009 Annual Meeting of Shareholders of Big Lots, Inc. will be held at our corporate offices located at 300 Phillipi Road, Columbus, Ohio, on May 28, 2009, beginning at 9:00 a.m. EDT, for the following purposes:

1. To elect nine directors of Big Lots, Inc.;
2. To consider and vote upon a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2009;
3. To consider and vote upon a shareholder proposal, if properly presented at the Annual Meeting; and
4. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on the record date, March 30, 2009, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.

By Order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 14, 2009
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online. If you attend the Annual Meeting, you may revoke your proxy and vote in person if you wish, even if you have previously voted.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

ABOUT THE ANNUAL MEETING . . . 1

Purpose of the Annual Meeting . . . 1

Shareholder Voting Rights . . . 1

Registered Shareholders and Beneficial Shareholders . . . 1

Internet Availability of Proxy Materials . . . 2

Attendance at the Annual Meeting . . . 2

How to Vote . . . 2

Householding . . . 3

Tabulation of Votes . . . 3

Board's Recommendations . . . 3

Quorum . . . 3

Vote Required to Approve a Proposal . . . 4

Proposal One . . . 4

Other Matters . . . 4

PROPOSAL ONE: ELECTION OF DIRECTORS . . . 5

GOVERNANCE . . . 6

Current Members of the Board . . . 6

Board Meetings in Fiscal 2008 . . . 6

Role of the Board's Committees . . . 6

Audit Committee . . . 6

Compensation Committee . . . 7

Nominating/Corporate Governance Committee . . . 7

Selection of Nominees by the Board . . . 7

Majority Vote Policy . . . 8

Determination of Director Independence . . . 8

Related Person Transactions . . . 9

Presiding Member of the Board . . . 9

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals . . . 10

Other Directorships . . . 10

Compensation Committee Interlocks and Insider Participation . . . 10

Communications with the Board . . . 10

DIRECTOR COMPENSATION . . . 11
Retainers and Fees . . . 11
Restricted Stock . . . 11
Director Compensation Table for Fiscal 2008 . . . 11
STOCK OWNERSHIP . . . 13
Ownership of Our Common Shares by Certain Beneficial Owners and Management . . . 13
Section 16(a) Beneficial Ownership Reporting Compliance . . . 15
EXECUTIVE COMPENSATION . . . 15
Compensation Committee Report . . . 15
Compensation Discussion and Analysis . . . 15
Overview of Our Executive Compensation Program . . . 15
Philosophy and Objectives . . . 15
Elements of In-Service Executive Compensation . . . 18
Employment Agreements . . . 19
Post-Termination and Change in Control Arrangements . . . 21
Indemnification Agreements . . . 21
Retirement Plans . . . 21
Our Executive Compensation Program for Fiscal 2008 . . . 22
Salary for Fiscal 2008 . . . 23
Bonus for Fiscal 2008 . . . 24
Equity for Fiscal 2008 . . . 25
Performance Evaluation . . . 27
Role of Management . . . 28
Independent Compensation Consultant . . . 28
Comparative Compensation Data . . . 29
Tally Sheets and Wealth Accumulation . . . 30
Internal Pay Equity . . . 31
Minimum Share Ownership Requirements . . . 31
Equity Grant Timing . . . 31
Tax and Accounting Considerations . . . 32
Our Executive Compensation Program for Fiscal 2009 . . . 32
Summary Compensation Table . . . 33
Bonus and Equity Plans . . . 35
Big Lots 2006 Bonus Plan . . . 35
Big Lots 2005 Long-Term Incentive Plan . . . 35

Grants of Plan-Based Awards in Fiscal 2008 . . . 37
Outstanding Equity Awards at 2008 Fiscal Year-End . . . 38
Option Exercises and Stock Vested in Fiscal 2008 . . . 39
Pension Benefits . . . 39
Pension Plan and Supplemental Pension Plan . . . 39
Pension Benefits Table for Fiscal 2008 . . . 41
Nonqualified Deferred Compensation . . . 41
Supplemental Savings Plan . . . 41
Nonqualified Deferred Compensation Table for Fiscal 2008 . . . 42
Potential Payments Upon Termination or Change in Control . . . 42
Rights Under Post-Termination and Change in Control Arrangements . . . 42
Change in Control Described . . . 43
Estimated Payments if Triggering Event Occurred at 2008 Fiscal Year-End . . . 44
Steven S. Fishman . . . 45
Joe R. Cooper . . . 45
Brad A. Waite . . . 46
John C. Martin . . . 46
Lisa M. Bachmann . . . 47
AUDIT COMMITTEE DISCLOSURE . . . 47
General Information . . . 47
Independent Registered Public Accounting Firm . . . 48
Audit and Non-Audit Services Pre-Approval Policy . . . 48
Fees Paid to Independent Registered Public Accounting Firm . . . 48
Audit Committee Report . . . 49
PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2009 . . . 49
PROPOSAL THREE: SHAREHOLDER PROPOSAL REGARDING MAJORITY VOTING IN UNCONTESTED DIRECTOR ELECTIONS . . . 49
Shareholder Proposal and Supporting Statement . . . 49
Board of Directors' Statement in Opposition to Shareholder Proposal . . . 50
SHAREHOLDER PROPOSALS . . . 52
ANNUAL REPORT ON FORM 10-K . . . 52
PROXY SOLICITATION COSTS . . . 52
OTHER MATTERS . . . 53

Big Lots, Inc.
300 Phillipi Road
Columbus, Ohio 43228

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our" and "Big Lots"), for use at the 2009 Annual Meeting of Shareholders to be held on May 28, 2009 ("Annual Meeting"), at our corporate offices located at 300 Phillipi Road, Columbus, Ohio at 9:00 a.m. EDT. On or about April 14, 2009, we began mailing to our shareholders of record at the close of business on March 30, 2009, a Notice of Internet Availability containing instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders for the fiscal year ended January 31, 2009 ("fiscal 2008").

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, the shareholders will be asked to (i) elect nine directors to the Board, (ii) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2010 ("fiscal 2009"), (iii) consider a shareholder proposal, if properly presented at the Annual Meeting, and (iv) transact such other business as may properly come before the Annual Meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on March 30, 2009, the record date for the Annual Meeting, are entitled to receive notice of and to vote at the Annual Meeting. At the record date, we had outstanding 82,570,748 common shares, $0.01 par value per share. Each of the outstanding common shares entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting or any postponement or adjournment thereof. The holders of common shares have no cumulative voting rights in the election of directors. All voting shall be governed by our Code of Regulations and the General Corporation Law of the State of Ohio.

Registered Shareholders and Beneficial Shareholders

If our common shares are registered in your name directly with our transfer agent, National City Bank (a subsidiary of The PNC Financial Services Group, Inc.), you are considered, with respect to those common shares, a registered shareholder. If our common shares are held for you in a brokerage account or by a bank or other holder of record, you are considered the beneficial shareholder of the common shares held in street name.

Internet Availability of Proxy Materials

In accordance with rules adopted by the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we may furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders, by providing access to such documents on the Internet. Generally, shareholders will not receive printed copies of the proxy materials unless they request them.

A Notice of Internet Availability that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability also provides instructions regarding how registered shareholders may vote their common shares on the Internet. Registered shareholders who prefer to receive a paper or email copy of our proxy materials should follow the instructions provided in the Notice of Internet Availability for requesting such materials.

For beneficial shareholders, a notice directing you to the website at which you will find our proxy materials has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those common shares, the registered shareholder. Your broker, bank or other holder of record also provided instructions on how you may request a paper or email copy of our proxy materials, if you prefer. Beneficial shareholders have the right to direct their broker, bank or other holder of record on how to vote their common shares by following the voting instructions they received from their broker, bank or other holder of record.

To enroll in the electronic delivery service for future shareholder meetings, use your Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials) to register online at www.proxyvote.com and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

Attendance at the Annual Meeting

All of our shareholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 8:30 a.m. EDT, and the Annual Meeting will begin at 9:00 a.m. EDT. If you attend, please note that you may be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. Please also note that if you hold your common shares as a beneficial shareholder, you will need to check in at the Annual Meeting registration desk and present a copy of a brokerage or bank statement reflecting your stock ownership as of the record date.

How to Vote

After receiving the Notice of Internet Availability (or proxy card, if you received printed copies of the proxy materials), registered shareholders are urged to visit www.proxyvote.com to access our proxy materials. You will have the opportunity to vote your common shares online at www.proxyvote.com until May 27, 2009 at 11:59 p.m. EDT. When voting online, you must follow the instructions posted on the website and you will need the control number included on your Notice of Internet Availability (or proxy card, if applicable). If, after receiving the Notice of Internet Availability, you request (via toll-free telephone number, e-mail or online) that we send you paper or electronic copies of our proxy materials, you may vote your common shares by completing, dating and signing the proxy card and returning it in accordance with the instructions provided. If you properly complete your proxy online or you complete, date, sign and return your proxy card on or before May 27, 2009 at 11:59 p.m. EDT, your common shares will be voted as you direct. If you are a registered shareholder and attend the Annual Meeting, you may deliver your completed proxy card in person.

A registered shareholder may revoke a proxy at any time before it is exercised by filing with our Corporate Secretary a written notice of revocation or duly executing a proxy bearing a later date. A registered shareholder may also revoke a proxy by attending the Annual Meeting and giving written notice of revocation to the secretary of the meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Beneficial shareholders should follow the procedures and directions set forth in the materials they will receive from the broker, bank or other holder of record who is the registered holder of their common shares (i) to instruct such registered holder how to vote those common shares or (ii) to revoke previously given voting instructions. Please contact your broker, bank or other holder of record to determine the applicable deadlines. Beneficial shareholders who wish to vote at the Annual Meeting will need to obtain a completed form of proxy from the broker, bank or other holder of record who is the registered holder of their common shares.

Householding

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the annual report to shareholders, proxy statement and Notice of Internet Availability if they consent to do so ("householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC rules allow, your household may receive a single copy of the annual report to shareholders, proxy statement and Notice of Internet Availability. Upon request, we will promptly deliver a separate copy of the annual report to shareholders, proxy statement and Notice of Internet Availability, as applicable, to a shareholder at a shared address to which a single copy of the document(s) was delivered. Such a request should be made in the same manner as a revocation of consent for householding.

You may revoke your consent for householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling 1-800-542-1061, or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions, at which time you will receive separate copies of these documents.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Tabulation of Votes

Tabulation of the votes cast at the Annual Meeting will be performed by Broadridge, as inspected by our duly appointed inspectors of election.

Board's Recommendations

Subject to revocation, all proxies that are properly completed and timely received will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), the persons named as proxy holders will vote the common shares in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote (i) FOR the election of the nominated slate of directors (see Proposal One), (ii) FOR the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2009 (see Proposal Two), and (iii) AGAINST the shareholder proposal (see Proposal Three). If any other matter properly comes before the Annual Meeting, or if a director nominee named in this Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding common shares entitled to be voted at the Annual Meeting will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of common shares considered to be represented at the Annual Meeting for purposes of establishing a quorum.

Vote Required to Approve a Proposal

Proposal One

For purposes of Proposal One, the nine director nominees receiving the greatest number of votes cast shall be elected as directors. A properly executed proxy marked as withholding authority with respect to the election of one or more nominees for director will not be voted with respect to the nominee or nominees for director indicated, although it will be counted for purposes of determining whether there is a quorum. If you are a beneficial shareholder, your broker, bank or other holder of record who is the registered holder of your common shares is permitted to vote your common shares for the election of directors even if the broker, bank or other holder of record does not receive voting instructions from you.

Under our Corporate Governance Guidelines, in an uncontested election (i.e., when all nominees are recommended by the Board and the number of nominees is equal to or less than the number of Board seats), any nominee for director who receives fewer votes "for" his or her election than votes "withheld" is required to promptly tender to the chair of the Nominating/Corporate Governance Committee a letter of resignation from the Board. See the "Governance — Majority Vote Policy" section of this Proxy Statement for more information about this policy.

Other Matters

For purposes of Proposal Two, Proposal Three and any other matters that may properly come before the Annual Meeting, the affirmative vote of the holders of a majority of the common shares represented in person or by proxy and entitled to vote on each such matter will be required for approval. A properly executed proxy marked "abstain" with respect to Proposal Two, Proposal Three or any other matter that may properly come before the Annual Meeting will not be voted with respect to such matter, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the common shares in accordance with the recommendation of the Board.

If you are a beneficial shareholder, your broker, bank or other holder of record may not be permitted to exercise discretionary voting power with respect to some of the matters to be acted upon. Thus, if you do not give your broker, bank or other holder of record specific voting instructions, your common shares may not be voted on those matters and may not be counted in determining the number of common shares necessary for approval. Without your voting instructions on such matters, a broker non-vote may occur. Common shares represented by broker non-votes will, however, be counted in determining whether there is a quorum.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the Annual Meeting, the common shares represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. All nine nominees are currently directors on the Board. Proxies cannot be voted at the Annual Meeting for more than nine persons.

Set forth below is certain information relating to the director nominees. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

Name	Age	Principal Occupation for the Past Five or More Years	Director Since
Jeffrey P. Berger	59	Former Executive Vice President, Global Foodservice, and former President and Chief Executive Officer, Heinz North America Foodservice (manufacturer and marketer of processed food products).	2006
Steven S. Fishman	58	Chairman, Chief Executive Officer and President of Big Lots; former President, Chief Executive Officer and Chief Restructuring Officer, Rhodes, Inc. (furniture retailer) – Rhodes, Inc. filed for bankruptcy on November 4, 2004; former Chairman and Chief Executive Officer, Frank's Nursery & Crafts, Inc. (lawn and garden specialty retailer) – Frank's Nursery & Crafts, Inc. filed for bankruptcy on September 8, 2004; former President and Founder, SSF Resources, Inc. (investment and consulting).	2005
Peter J. Hayes	66	Former Chief Operating Officer, Variety Wholesalers, Inc. (retailer); former President and Chief Operating Officer, Family Dollar Stores, Inc. (retailer); former Chairman and Chief Executive Officer, Gold Circle/ Richway divisions of Federated Department Stores, Inc. (retailer).	2008
David T. Kollat	70	President and Founder, 22, Inc. (research and management consulting).	1990
Brenda J. Lauderback	58	Former President – Wholesale Group, Nine West Group, Inc. (retail and wholesale footwear); former President – Footwear Wholesale, U.S. Shoe Corporation (retail and wholesale footwear); former Vice President, General Merchandise Manager, Dayton Hudson Corporation (retail stores).	1997
Philip E. Mallott	51	Independent financial consultant; retail stock analyst, Coker & Palmer (securities brokerage services); former Vice President and Chief Financial Officer, Intimate Brands, Inc. (retail stores).	2003
Russell Solt	61	Former Director of Investor Relations, West Marine, Inc. (specialty retailer and catalog company); former Executive Vice President and Chief Financial Officer, West Marine, Inc.	2003
James R. Tener	59	Former President and Chief Operating Officer, Brook Mays Music Company (retail and wholesale music) – Brook Mays Music Company filed for bankruptcy on July 11, 2006; former Chief Operating Officer, The Sports Authority (sporting goods retailer).	2005
Dennis B. Tishkoff	65	Chairman and Chief Executive Officer, Drew Shoe Corporation (footwear manufacturer, importer, exporter, retailer and wholesaler); President, Tishkoff and Associates, Inc. (retail consultant); former President and Chief Executive Officer, Shoe Corporation of America (footwear retailer).	1991

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE LISTED ABOVE.

GOVERNANCE

Current Members of the Board

The members of the Board as of the date of this Proxy Statement, and the committees of the Board on which they serve, are identified below. The Board has standing Audit, Compensation, and Nominating/Corporate Governance Committees. Each committee reports on its activities to the Board.

Director	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Jeffrey P. Berger	*		*
Steven S. Fishman			
Peter J. Hayes			
David T. Kollat			**
Brenda J. Lauderback			*
Philip E. Mallott	**		
Russell Solt	*	*	
James R. Tener		*	
Dennis B. Tishkoff		**	

* Committee Member

** Committee Chair

Board Meetings in Fiscal 2008

Five meetings of the Board were held during fiscal 2008. During fiscal 2008, each director attended at least 75% of the aggregate of all meetings of the Board and all meetings held by the committees on which he or she served (in each case, held during the periods that he or she served). It is our policy that each director nominee standing for election be present at the annual meeting of shareholders. Each director listed above attended the most recent annual meeting of shareholders held in May 2008, except for Mr. Hayes who did not become a director until December 5, 2008, when he was appointed to fill the vacancy created by Sheldon M. Berman's resignation. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time and attention to ensure the diligent performance of his or her duties, including attending meetings of the shareholders, the Board, and the committees of which he or she is a member.

Role of the Board's Committees

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to: (i) the integrity of the financial reports and other financial information provided by us to our shareholders and others; (ii) our compliance with legal and regulatory requirements; (iii) the engagement of our independent registered public accounting firm and the evaluation of the firm's qualifications, independence and performance; (iv) the performance of our system of internal controls; and (v) our audit, accounting and financial reporting processes generally. The Audit Committee was established in accordance with the Securities Exchange Act of 1934, as amended ("Exchange Act"), and each of its members is independent as required by the Audit Committee's charter and by the applicable New York Stock Exchange ("NYSE") and SEC rules. The Board has determined that Mr. Mallott, Mr. Berger and Mr. Solt each satisfy the standards for an "audit committee financial expert," as defined by applicable SEC rules. Each member of the Audit Committee is "financially literate," as required by NYSE rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Audit Committee met eight times during fiscal 2008.

Compensation Committee

The Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs, including the compensation program for the members of our executive management committee ("EMC"). The EMC is currently comprised of 11 employees – the five executives named in the Summary Compensation Table ("named executive officers") and all other senior vice presidents.

The Compensation Committee is involved in establishing our general compensation philosophy, overseeing the development of our compensation programs, reviewing and recommending to the Board the compensation for the EMC members, administering our equity-based compensation plans, and reporting on the entirety of the executive compensation program to the Board. All members of the Compensation Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Compensation Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Compensation Committee met four times during fiscal 2008.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee is responsible for recommending individuals to the Board for nomination as members of the Board and its committees, taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines, and reviewing the compensation of the Board and recommending any changes to the Board for its approval. All members of the Nominating/Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating/Corporate Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. The Nominating/Corporate Governance Committee met four times during fiscal 2008.

The Corporate Governance Guidelines, which comply with NYSE rules, can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary.

Selection of Nominees by the Board

The Nominating/Corporate Governance Committee has oversight over a broad range of issues surrounding the composition and operation of the Board. The Nominating/Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating/Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating/Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Committee, the Committee does consider factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, diversity, age, and compatibility with our CEO and other members of the Board. The Nominating/Corporate Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, and the need for committee expertise. The Nominating/Corporate Governance Committee confers with the Board as to the criteria it intends to apply before the search for a new director nominee is commenced.

In identifying potential candidates for Board membership, the Nominating/Corporate Governance Committee considers recommendations from the Board, shareholders and management. A shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating/ Corporate Governance Committee, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228. The written notice must include the prospective nominee's name, age, business address, principal occupation, ownership of our common shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

Pursuant to its written charter, the Nominating/Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm. No such firm was retained in connection with the selection of the director nominees proposed for election at the Annual Meeting.

After completing the evaluation of a prospective nominee, the Nominating/Corporate Governance Committee may make a recommendation to the Board that the targeted individual be nominated by the Board, and the Board then decides whether to approve a nominee after considering the recommendation and report of the Nominating/ Corporate Governance Committee. Any invitation to join the Board is extended to a prospective nominee through the chair of the Nominating/Corporate Governance Committee and our CEO, after approval by the Board.

In fiscal 2008, Mr. Hayes was identified by the Board to replace Mr. Berman. After evaluating Mr. Hayes, the Nominating/Corporate Governance Committee recommended to the Board that he be appointed to fill the vacancy created upon Mr. Berman's retirement, and the Board approved Mr. Hayes' appointment on December 5, 2008.

Majority Vote Policy

The Board adopted a majority vote policy in our Corporate Governance Guidelines. This policy requires any nominee for director in an uncontested election (i.e., when all nominees are recommended by the Board and the number of nominees is equal to or less than the number of Board seats) at an annual meeting of shareholders who receives fewer votes "for" his or her election than votes "withheld" from such election to promptly tender his or her resignation from the Board. Upon its receipt of such resignation, the Nominating/Corporate Governance Committee will promptly consider the resignation and recommend to the Board whether to accept the resignation or to take other action, such as reject the resignation and address the apparent underlying cause of the withheld votes. The Board will act on the recommendation of the Nominating/Corporate Governance Committee no later than 100 days following the certification of the shareholder vote. The Nominating/Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, will evaluate such resignation in light of the best interests of Big Lots and our shareholders and may consider any factors and other information they deem relevant. We will promptly publicly disclose the Board's decision in a periodic or current report to the SEC.

Determination of Director Independence

Pursuant to the Corporate Governance Guidelines, the Board undertook its most recent annual review of director independence in March 2009. During this annual review, the Board considered all transactions, relationships and arrangements between each director, his or her affiliates, and any member of his or her immediate family, on one hand, and Big Lots, its subsidiaries and members of senior management, on the other hand. The purpose of this review was to determine whether any such transactions or relationships were inconsistent with a determination that the director is independent in accordance with NYSE rules.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Fishman, all of the directors nominated for election at the Annual Meeting are independent of Big Lots, its subsidiaries and its management under the standards set forth by NYSE rules, and no director nominee has a material relationship with Big Lots, its subsidiaries or its management aside from his or her service as a director. Mr. Fishman is not an independent director due to his employment with Big Lots.

In determining that each of the directors other than Mr. Fishman is independent, the Board considered charitable contributions to not-for-profit organizations of which our directors or immediate family members are executive officers or directors, none of which approached the disqualifying thresholds set forth in the NYSE rules. Accordingly, the Board determined that each of the transactions and relationships it considered was immaterial and did not impair the independence of any of the directors.

Related Person Transactions

The Board and the Nominating/Corporate Governance Committee have the responsibility for monitoring compliance with our corporate governance policies, practices and guidelines applicable to our directors, nominees for director, officers and employees. The Board and the Nominating/Corporate Governance Committee have also enlisted the assistance of our General Counsel and human resources management to fulfill this duty. Our written Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and human resources policies address governance matters and prohibit, without the consent of the Board or the Nominating/Corporate Governance Committee, directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

Pursuant to our written related person transaction policy, the Nominating/Corporate Governance Committee also evaluates "related person transactions." Consistent with SEC rules, we consider a related person transaction to be any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships): (i) involving more than $120,000 in which we and any of our directors, nominees for director, executive officers, holders of more than five percent of our common shares, or their immediate family members were or are to be a participant; and (ii) in which such related person had or will have a direct or indirect material interest. Under our policy, our directors, executive officers and other members of management are responsible for bringing all transactions, whether proposed or existing, of which they have knowledge and that they believe may constitute related person transactions to the attention of our General Counsel. If our General Counsel determines that the transaction constitutes a related person transaction, our General Counsel will notify the chair of the Nominating/Corporate Governance Committee. Thereafter, the Nominating/Corporate Governance Committee will review, considering all factors and information it deems relevant, and either approve, ratify or disapprove the related person transaction in light of what it believes to be the best interests of Big Lots and our shareholders. Examples of factors and information that the Nominating/Corporate Governance Committee may consider include: (i) the reasons for entering into the transaction; (ii) the terms of the transaction; (iii) the benefits of the transaction to us; (iv) the comparability of the transaction to similar transactions with unrelated third parties; (v) the materiality of the transaction to each party; (vi) the nature of the related person's interest in the transaction; (vii) the potential impact of the transaction on the status of an independent outside director; and (viii) the alternatives to the transaction.

Additionally, on an annual basis, each director, nominee for director and executive officer is obligated to complete a questionnaire that requires written disclosure of any related person transaction. These questionnaires are reviewed by the Nominating/Corporate Governance Committee and our General Counsel to identify any potential conflicts of interest or potential related person transactions.

Based on our most recent review conducted in the first quarter of fiscal 2009, we have not engaged in any related person transactions since the beginning of fiscal 2008.

Presiding Member of the Board

The Board has a presiding director whose primary responsibility is to preside over executive sessions of the Board in which management directors and other members of management are not present. The role of presiding director is rotated among the independent, non-management directors ("outside directors"). The presiding director is responsible for establishing an agenda for the session over which he or she presides and, upon the conclusion of an executive session of the Board, meeting with our chief executive officer ("CEO") to address the matters discussed during the executive session.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees. We also have a Code of Ethics for Financial Professionals which is applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. A copy may also be obtained, without charge, upon written request to our Corporate Secretary. We intend to post amendments to or waivers from any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals (in each case, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions), if any, at this location on our website.

Other Directorships

Mr. Kollat is a director of Limited Brands, Inc. (where he is a member of the compensation committee and the finance committee), Select Comfort Corporation (where he is a member of the compensation committee and the corporate governance and nominating committee), and Wolverine World Wide, Inc. (where he is the lead director and a member of the compensation committee). Ms. Lauderback is a director of Denny's Corporation (where she is a member of the compensation and incentives committee and the corporate governance and nominating committee), Irwin Financial Corporation (where she is a member of the audit committee and the compensation committee), Select Comfort Corporation (where she is the chair of the corporate governance and nominating committee), and Wolverine World Wide, Inc. (where she is the chair of the governance committee and a member of the audit committee). Mr. Mallott is a director of Tween Brands, Inc. (where he is the chair of the audit committee and a member of the nominating and governance committee).

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, Mr. Solt, Mr. Tener and Mr. Tishkoff served on our Compensation Committee. No member of our Compensation Committee serves or has served at any time as one of our officers or employees or has or, during fiscal 2008, had a material interest in any related person transaction, as defined in Item 404 of Regulation S-K. None of our executive officers serve or, during fiscal 2008, served as a member of the board of directors or compensation committee of any other company that has or had an executive officer serving as a member of the Board or Compensation Committee.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the outside directors as a group, may do so by choosing one of the following options:

Call the Board at:	(866) 834-7325
Write to the Board at:	Big Lots Board of Directors, 300 Phillipi Road, Columbus, Ohio 43228-5311
E-mail the Board at:	www.biglots.ethicspoint.com

Under a process approved by the Nominating/Corporate Governance Committee for handling correspondence received by us and addressed to outside directors, our General Counsel reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by us and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the members of the Nominating/Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially. Except when communications are sent anonymously or confidentially, parties sending written communications to the Board will receive a written acknowledgement upon our receipt of the communication.

DIRECTOR COMPENSATION

Under the Big Lots, Inc. Non-Employee Director Compensation Package established by the Board, each outside director is compensated for Board and committee participation in the form of retainers and fees and a restricted stock award.

Retainers and Fees

The retainers and fees for outside directors in fiscal 2008 consisted of: (i) an annual retainer of $45,000; (ii) an additional annual retainer of $15,000 for the chair of the Audit Committee; (iii) an additional annual retainer of $10,000 for the chairs of the Compensation Committee and the Nominating/Corporate Governance Committee; (iv) $1,500 for each Board meeting attended in person; (v) $1,250 for each committee meeting attended in person; (vi) $500 for each Board or committee meeting attended telephonically; and (vii) the ability to nominate a charity to receive a donation of up to $10,000 from us. During fiscal 2008, Messrs. Berger, Berman (until December 5, 2008), Hayes (beginning on December 5, 2008), Kollat, Mallott, Solt, Tener and Tishkoff, and Ms. Lauderback qualified as outside directors and, thus, received compensation for their Board service. Due to his employment with us, Mr. Fishman did not qualify as an outside director and did not receive compensation for his service as a director. The compensation received by Mr. Fishman as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

Restricted Stock

In fiscal 2008, the outside directors also received a restricted stock award having a grant date fair value equal to approximately $75,000 (2,425 common shares). The fiscal 2008 restricted stock awards were made in June 2008 under the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan"). The restricted stock awarded to the outside directors in fiscal 2008 will vest on the earlier of (i) the trading day immediately preceding the Annual Meeting, or (ii) the outside director's death or disability (as that term is defined in the 2005 Incentive Plan). However, the restricted stock will not vest if the outside director ceases to serve on the Board before either vesting event occurs.

Director Compensation Table for Fiscal 2008

The following table summarizes the compensation earned by each outside director for his or her Board service in fiscal 2008.

Name *(1)* (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)*(2)(3)* (c)	Option Awards ($)*(4)(5)* (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)*(6)* (g)	Total ($) (h)
Mr. Berger	56,750	50,962	66,895	—	—	10,000	184,607
Mr. Berman	47,775	50,962	82,111	—	—	10,000	190,848
Mr. Hayes	8,475	—	—	—	—	—	8,475
Mr. Kollat	66,500	50,962	154,387	—	—	10,000	281,849
Ms. Lauderback	56,500	50,962	81,974	—	—	10,000	199,436
Mr. Mallott	73,500	50,962	78,157	—	—	10,000	212,619
Mr. Solt	62,750	50,962	81,912	—	—	10,000	205,624
Mr. Tener	55,750	50,962	80,120	—	—	—	186,832
Mr. Tishkoff	65,750	50,962	91,963	—	—	10,000	218,675

(1) Mr. Hayes joined the Board on December 5, 2008, and Mr. Berman resigned from the Board on December 5, 2008.

(2) Amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2008 in accordance with Financial Accounting Standards Board Statement No. 123(R) ("FAS 123R"), disregarding any estimate of forfeitures related to service-based vesting conditions, in connection with the restricted stock awards granted to the outside directors in fiscal 2008. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Annual Report on Form 10-K for fiscal 2008 ("Form 10-K") regarding the assumptions underlying the valuation of equity awards. The full grant date fair value of the fiscal 2008 restricted stock award granted to each nominee for director (excluding Mr. Hayes who was not a director when the award was granted in June 2008), computed in accordance with FAS 123R, was $74,981. In connection with his resignation, Mr. Berman forfeited the restricted stock award granted to him in fiscal 2008 (i.e., 2,425 common shares forfeited).

(3) As of January 31, 2009, each individual included in the table held the following number of shares of restricted stock: Mr. Berger: 2,425; Mr. Berman: 0; Mr. Hayes: 0; Mr. Kollat: 2,425; Ms. Lauderback: 2,425; Mr. Mallott: 2,425; Mr. Solt: 2,425; Mr. Tener: 2,425; and Mr. Tishkoff: 2,425.

(4) Amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2008 in accordance with FAS 123R, disregarding any estimate of forfeitures related to service-based vesting conditions, in connection with stock option awards granted to the outside directors prior to fiscal 2008. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of MD&A in our Form 10-K regarding the assumptions underlying the valuation of equity awards. Prior to fiscal 2008, the outside directors received an annual stock option award under the Big Lots, Inc. Amended and Restated Director Stock Option Plan ("DSO Plan"). The DSO Plan was terminated on May 30, 2008 and no stock option awards were granted to any outside directors in fiscal 2008. Thus, the amounts in this column reflect option awards granted prior to fiscal 2008. In connection with his resignation, Mr. Berman forfeited the then-unvested portion of the stock options granted to him in fiscal 2006 (i.e., option to purchase 4,000 common shares forfeited) and fiscal 2007 (i.e., option to purchase 8,000 common shares forfeited). The amount reflected in this column is greater for Mr. Kollat than each of the other outside directors because: (i) the DSO Plan provided that unvested stock options vest upon reaching the date of our annual meeting of shareholders following the director's 70th birthday while serving as an outside director; (ii) Mr. Kollat turned age 70 prior to the Annual Meeting; and (iii) FAS 123R requires us to amortize the related stock option expense in anticipation of the accelerated vesting event (i.e., amortize the FAS 123R cost of the stock option award over a shorter period of time than would be used if the vesting of the stock option award was not accelerated).

(5) As of January 31, 2009, each individual included in the table held stock options to purchase the following number of common shares: Mr. Berger: 20,000; Mr. Berman: 10,000; Mr. Hayes: 0; Mr. Kollat: 75,000; Ms. Lauderback: 50,000; Mr. Mallott: 39,500; Mr. Solt: 36,000; Mr. Tener: 30,000; and Mr. Tishkoff: 24,000.

(6) Amounts in this column reflect payments made by us during fiscal 2008 to charitable organizations nominated by the specified directors pursuant to the Big Lots, Inc. Non-Employee Director Compensation Package.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our common shares by each holder of more than five percent of our common shares, each director, each of the executive officers named in the Summary Compensation Table, and all our executive officers and directors as a group. The assessment of holders of more than five percent of our common shares is based on a review of and reliance upon their respective filings with the SEC. Except as otherwise indicated, all information is as of the record date, March 30, 2009.

Name of Beneficial Owner or Identity of Group	Amount and Nature of Beneficial Ownership *(1)*	Percent of Outstanding Common Shares
Lisa M. Bachmann	186,187	*
Jeffrey P. Berger	12,425	*
Joe R. Cooper	111,967	*
Steven S. Fishman	1,097,558	1.3%
Peter J. Hayes	0	*
David T. Kollat	86,490	*
Brenda J. Lauderback	40,725	*
Philip E. Mallott	32,925	*
John C. Martin	180,268	*
Russell Solt	28,425	*
James R. Tener	25,425	*
Dennis B. Tishkoff	17,034	*
Brad A. Waite	94,750	*
Barclays Global Investors, NA. *(2)*	7,575,873	9.2%
State Street Bank and Trust Company *(3)*	5,398,822	6.6%
Invesco Ltd. *(4)*	4,873,888	5.9%
Westport Asset Management, Inc. *(5)*	4,726,503	5.8%
Sasco Capital, Inc. *(6)*	4,478,800	5.5%
The Vanguard Group, Inc. *(7)*	4,187,197	5.1%
All directors and executive officers as a group (21 persons)	2,492,816	3.0%

* Represents less than 1.0% of the outstanding common shares.

(1) Each person named in the table has sole voting power and sole dispositive power with respect to all common shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include common shares that may be acquired within 60 days of the record date under stock options exercisable within that period. The number of common shares that may be acquired within 60 days of the record date under stock options exercisable within that period are as follows: Mrs. Bachmann: 137,437; Mr. Berger: 8,000; Mr. Cooper: 61,187; Mr. Fishman: 449,508; Mr. Hayes: 0; Mr. Kollat: 75,000; Ms. Lauderback: 38,000; Mr. Mallott: 27,500; Mr. Martin: 99,300; Mr. Solt: 24,000; Mr. Tener: 18,000; Mr. Tishkoff: 12,000; Mr. Waite: 54,750; and all directors and executive officers as a group: 1,369,582.

(2) In its joint statement on Schedule 13G filed on February 5, 2009, Barclays Global Investors, NA., 400 Howard Street, San Francisco, CA 94105, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2008, had sole voting power over 6,487,123 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. Of the aggregate amounts reported, the following

beneficial ownership was reported by the reporting persons named in the Schedule 13G: (i) Barclays Global Investors, NA. stated that it beneficially owned 5,844,314 of the shares, had sole voting power over 4,843,221 of the shares, and had sole dispositive power over 5,844,314 of the shares; (ii) Barclays Global Fund Advisors, 400 Howard Street, San Francisco, CA 94105, stated that it had sole voting power over 957,046 of the shares and sole dispositive power over 962,156 of the shares; (iii) Barclays Global Investors, Ltd, Murray House, 1 Royal Mint Court, London EC3N 4HH, England, stated that it had sole voting power over 232,048 of the shares and sole dispositive power over 314,595 of the shares; (iv) Barclays Global Investors Japan Limited, Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402, Japan, stated that it had sole voting and sole dispositive power over 269,389 of the shares; (v) Barclays Global Investors Canada Limited, Brookfield Place, 161 Bay Street, Suite 2500, PO Box 614, Toronto, Ontario M5J 2S1, Canada, stated that that it had sole voting and sole dispositive power over 175,493 of the shares; and (vi) Barclays Global Investors Australia Limited, Level 43, Grosvenor Place, 225 George Street, PO Box N43, Sydney, Australia NSW 122C, stated that it had sole voting and sole dispositive power over 9,926 of the shares.

(3) In its Schedule 13G filed on February 13, 2009, State Street Bank and Trust Company, Trustee, One Lincoln Street, Boston, MA 02111, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2008, had sole voting power and shared dispositive power over all of the shares, and had no shared voting power or sole dispositive power over the shares.

(4) In its joint statement on Schedule 13G/A filed on February 13, 2009, Invesco Ltd., 1555 Peachtree Street NE, Atlanta, GA 30309, stated that it and the other reporting persons named therein collectively beneficially owned the number of common shares reported in the table as of December 31, 2008, had sole voting power over 3,652,090 of the shares, had no shared voting power over the shares, had sole dispositive power over 4,770,788 of the shares, and had shared dispositive power over 103,100 of the shares. Of the aggregate amounts reported, the following beneficial ownership was reported by the reporting persons named in the Schedule 13G/A: (i) Invesco Institutional (N.A.), Inc. stated that it had sole voting power over 2,345,570 of the shares, sole dispositive power over 3,258,220 of the shares, and shared dispositive power 103,100 of the shares; (ii) Invesco Asset Management Limited stated that it had sole voting power and sole dispositive power over 254,603 of the shares; (iii) Invesco Asset Management Deutschland GmbH stated that it had sole voting power over 83,511 of the shares and sole dispositive power over 185,211 of the shares; (iv) Invesco Aim Advisors, Inc. stated that it had sole voting power and sole dispositive power over 515,934 of the shares; (v) Invesco Aim Capital Management, Inc. stated that it had sole voting power and sole dispositive power over 333,656 of the shares; (vi) Invesco Asset Management (Japan) Limited stated that it had sole voting power and sole dispositive power over 37,900 of the shares; (vii) Invesco Asset Management, S.A. stated that it had sole voting power and sole dispositive power over 27,988 of the shares; (viii) Invesco Asset Management Österreich GmbH stated that it had sole voting power and sole dispositive power over 23,100 of the shares; (ix) Invesco PowerShares Capital Management LLC stated that it had sole voting power and sole dispositive power over 12,407 of the shares; (x) Invesco Kapitalanlagegesellschaft GmbH stated that it had sole voting power and sole dispositive power over 9,100 of the shares; (xi) Invesco Global Asset Management (N.A.), Inc. stated that it had sole voting power and sole dispositive power over 8,086 of the shares; (xii) Invesco PowerShares Capital Management Ireland Ltd. stated that it had sole voting power and sole dispositive power over 235 of the shares; (xiii) Invesco Management S.A. stated that it had sole dispositive power over 103,300 of the shares; and (xiv) Stein Roe Investment Counsel, Inc. stated that it had sole dispositive power over 1,048 of the shares.

(5) In its Schedule 13G/A filed on February 13, 2009, Westport Asset Management, Inc., 253 Riverside Avenue, Westport, CT 06880, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2008, had sole voting power and sole dispositive power over 1,313,056 of the shares, had shared voting power over 3,274,322 of the shares, and had shared dispositive power over 3,413,447 of the shares. According to the Schedule 13G/A, Westport Asset Management, Inc. owns 50% of Westport Advisors LLC, an investment advisor with whom it shares voting and dispositive power over 3,274,322 of the shares.

(6) In its Schedule 13G/A filed on February 13, 2009, Sasco Capital, Inc., 10 Sasco Hill Road, Fairfield, CT 06824, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2008, had sole voting power over 1,966,550 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares.

(7) In its Schedule 13G/A filed on February 13, 2009, The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, stated that it beneficially owned the number of common shares reported in the table as of December 31, 2008, had sole voting power over 90,376 of the shares, had sole dispositive power over all of the shares, and had no shared voting power or shared dispositive power over the shares. In its Schedule 13G/A, this reporting person indicated that its wholly-owned subsidiary, Vanguard Fiduciary Trust Company, was the beneficial owner and directs the voting of 90,376 common shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common shares, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of our common shares. Executive officers, directors and greater than 10% shareholders are required by the regulations of the SEC to furnish us with copies of all Section 16(a) reports they file. Based solely upon a review of the Section 16(a) reports filed on behalf of these persons with the SEC and the written representations of our directors and executive officers that no other reports were required by them, we believe that all of our directors and executive officers and greater than 10% shareholders complied during fiscal 2008 with the reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee reviewed and discussed the following Compensation Discussion and Analysis ("CD&A") with management and, based on such review and discussion, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and our Form 10-K.

Members of the Compensation Committee

Dennis B. Tishkoff, Chair
Russell Solt
James R. Tener

Compensation Discussion and Analysis

Overview of Our Executive Compensation Program

Philosophy and Objectives

We believe it is important to provide competitive compensation to attract and retain talented executives to lead our business. We also believe an executive compensation program should encourage high levels of corporate and individual performance by motivating executives to continually improve our business in order to promote sustained profitability and enhanced shareholder value. This philosophy drives our executive compensation program.

Consistent with our philosophy, each of the named executive officer's total compensation varies based on his or her leadership, performance, experience, responsibilities and the achievement of financial and business goals. To better ensure that our executive compensation program advances the interests of our shareholders, the value of bonus opportunities and equity awards under the program depends upon our financial performance and/or the price of our common shares. As a named executive officer's level of responsibility and the potential impact that a named executive officer could have on our operations and financial condition increase, the percentage of the named executive officer's compensation at risk through bonus and equity incentive compensation also increases.

The Board and the Compensation Committee of the Board (which we refer to as the "Committee" throughout this CD&A) periodically reviews our executive compensation philosophy and considers factors that may influence a change in our executive compensation philosophy. Consistent with our executive compensation philosophy, the Committee has identified the following key objectives for our executive compensation program:

- *Attract and retain executives by paying them amounts and offering them elements of compensation that are competitive and consistent with most companies in our peer groups.*

  We believe a key factor in attracting and retaining qualified executives is to provide total compensation that meets or exceeds the total compensation paid by companies in our compensation "peer groups" discussed in the "Comparative Compensation Data" section of this CD&A. In addition, we believe most executives who consider changing employers expect the same types of compensation elements as are provided by our peer groups and/or their current employer. While we do not generally structure our executive compensation program to be competitive with employers outside of our peer groups (although we may do so in order to attract a particular candidate that we believe is well-suited for our business), we believe it is necessary to offer candidates elements of compensation consistent with other companies within our peer groups. We believe the amounts and elements of compensation that we offer make us competitive within our peer groups, and offering competitive packages has enabled us in recent years to attract and retain quality executives. We believe failing to offer competitive amounts and elements of compensation to candidates and our executives would impair our ability to attract and retain a high level of executive talent.

  Each of the elements of compensation we provide serves a different role in attracting and retaining executives. Salary serves as a short-term retention tool. Bonus under the Big Lots 2006 Bonus Plan ("2006 Bonus Plan") is based on annual corporate financial performance and is designed primarily to retain executives on a year-to-year basis. Stock options issued under the 2005 Incentive Plan vest over four years in prorated annual increments and provide executives with an incentive to remain with us through the seven-year term of the stock option. Restricted stock awarded to executives under the 2005 Incentive Plan encourages executives to remain with us for up to five years after the award date, as such restricted stock generally only vests if (i) we meet a threshold corporate financial goal ("first trigger") and (ii) either we meet another more challenging corporate financial goal ("second trigger") or five years lapse. Accordingly, the restricted stock encourages retention for up to five years, with the period being reduced if we are performing at a high level. We believe that the perceived value to the executives of the personal benefits and perquisites we offer to them, while immaterial to us in amount, and the convenience of having these benefits when faced with the demands of their positions, makes them a meaningful element of our compensation program.

- *Motivate executives to contribute to our success and reward them for their performance.*

  We use the bonus and equity elements of our executive compensation program as the primary tools to motivate our executives to continually improve our business in order to promote sustainable profitability and enhanced shareholder value. These compensation elements provide executives with meaningful incentives to exceed the corporate financial goals set by our Board each year.

  For an executive to earn a bonus under the 2006 Bonus Plan, we must achieve a minimum corporate performance amount established by the Committee at a time when achievement of that amount is substantially uncertain. Although bonuses will be paid to executives under the 2006 Bonus Plan for fiscal years in which we achieve minimum or target corporate performance amounts, our executives also have an opportunity to earn up to double the amount of their target bonus compensation if we exceed the target corporate performance amount. Conversely, if we do not meet the minimum corporate performance amount, executives do not receive a bonus under the 2006 Bonus Plan. We believe this structure is essential to motivate executives to not only meet the goals we set, but also to surpass those goals.

  Restricted stock granted to executives under the 2005 Incentive Plan is a full value award. Accordingly, we believe it is appropriate to require us to achieve at least a threshold corporate financial goal (i.e., the first trigger) before restricted stock issued under the 2005 Incentive Plan may vest. We believe imposing a performance requirement in the form of a corporate financial goal, which is established by the Committee at a time when achievement of the goal is substantially uncertain, encourages positive performance and protects our other shareholders from dilution in the absence of our performance. As discussed above, restricted stock awarded to our executives vests on an accelerated basis if we achieve the second trigger. The second trigger is established when the award is made, and is typically based on a projected multi-year operating plan. While the restricted stock awarded to our executives may vest after several years if we perform in line with our goals, our executives have an incentive to meet or exceed those goals at a faster rate in order to accelerate the vesting of their restricted stock.

- *Align the interests of executives and shareholders through incentive-based executive compensation.*

  We pay bonuses to executives under the 2006 Bonus Plan only if we meet or exceed corporate performance goals. Stock options awarded under the 2005 Incentive Plan are valuable only if the market price of our common shares increases over the exercise price during the period in which the stock options may be exercised. Restricted stock awarded under the 2005 Incentive Plan vests only if we achieve a threshold corporate performance goal (i.e., the first trigger) and its value is determined by the market price of our common shares. Accordingly, the realization and value of each of these elements of compensation is dependent upon our performance and/or the appreciation in the value of our common shares.

  In fiscal 2008, 79.1% of the total compensation earned by the named executive officers was derived from incentive compensation in the form of bonuses (non-equity incentive plan compensation), stock options and restricted stock, as each is reflected on the Summary Compensation Table. We believe this demonstrates that our executive compensation program is closely aligned with the interests of our shareholders. We do not apply a specific formula or set a specific percentage at which incentive compensation is targeted or awarded for each named executive officer. Rather, the amount of total compensation that may be earned by each named executive officer through these forms of incentive compensation is subjectively determined based on each named executive officer's level of responsibility and potential impact on our operations and financial condition. The percentage of total compensation that a named executive officer may earn through these forms of incentive compensation generally increases as the executive's level of responsibility and impact on our business increases.

  Following the end of each fiscal year, we calculate and review each named executive officer's annual "at-risk incentive compensation" as a percentage of his or her annual "total executive compensation awarded" to evaluate the effectiveness of our incentive compensation at meeting our objective of aligning executive compensation with the interests of our shareholders. The calculation is computed as follows:

$$\text{At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded} = \frac{\text{At-Risk Incentive Compensation} = \text{Grant date fair value of stock awards} + \text{Grant date fair value of option awards} + \text{Maximum possible payout under non-equity incentive plan awards}}{\text{Total Executive Compensation Awarded} = \text{Salary} + \text{Change in pension value and nonqualified deferred compensation earnings} + \text{All other compensation} + \text{At-Risk Incentive Compensation}}$$

  The components of at-risk incentive compensation are the potential values to the named executive officer upon award, as reflected in the Grants of Plan-Based Awards in Fiscal 2008 table following this CD&A. The components of the total executive compensation awarded (other than at-risk incentive compensation) are the amounts actually earned by the named executive officer, as reflected in the Summary Compensation Table following this CD&A.

  For fiscal 2008, the percentage of the total executive compensation awarded that was derived from at-risk incentive compensation for each named executive officer was as follows:

Name	Fiscal 2008 At-Risk Incentive Compensation as a Percentage of Total Executive Compensation Awarded (%)
Mr. Fishman	87.8
Mr. Cooper	73.3
Mr. Waite	70.5
Mr. Martin	68.7
Mrs. Bachmann	73.3
All non-CEO named executive officers as a group	71.5
All named executive officers as a group	80.9

The significant portion of total executive compensation awarded to the named executive officers as at-risk incentive compensation exemplifies the emphasis of our executive compensation program on "pay for performance." In rewarding performance through at-risk incentive compensation, we align the interests of our executives with those of our shareholders.

- *Manage executive compensation costs.*

  As we discuss in greater detail in the "Comparative Compensation Data" section of this CD&A, we compare the compensation paid to our executives with the compensation paid to similarly-situated executives at companies within our peer groups. While this comparison is not a determinative factor for setting compensation for our executives, we believe our review of the peer group data provides a market check and supports our belief that we do not overpay our executives and we effectively manage our executive compensation costs.

- *Focus on corporate governance.*

  Although the compensation committee at some companies makes all compensation decisions with respect to their executives, we believe it is consistent with best practices in corporate governance to reach a consensus among all outside directors when establishing executive compensation each year. While the Committee takes the lead in formulating executive compensation, we believe seeking the approval of our five additional outside directors before finalizing annual executive compensation provides an additional check on the appropriateness of the amounts awarded.

Elements of In-Service Executive Compensation

The primary compensation elements for the named executive officers consist of salary, bonus opportunities under the 2006 Bonus Plan, and equity awards made under the 2005 Incentive Plan. In addition, the named executive officers are entitled to certain personal benefits and perquisites. We believe each of these elements and the mix of elements is necessary to provide a competitive executive compensation program, is consistent with our compensation philosophy and furthers our compensation objectives.

The Committee reviews each element at least annually. Individual and corporate performance directly impacts the elements and amount of compensation paid to our named executive officers. For instance, a named executive officer's failure to meet individual goals may lead to a reduction in his or her compensation, a failure to receive equity awards, or the termination of his or her employment. Conversely, excellent corporate performance may lead to greater bonus payouts and, possibly, to the achievement of financial goals that accelerate restricted stock vesting. The Committee and the other outside directors also have discretion, subject to the limitations contained in our bonus and equity plans and the executives' employment agreements, in setting named executive officers' salary, bonus opportunities and equity awards.

- *Salary*

  Salary is cash compensation and is established annually for each named executive officer. A minimum salary for each named executive officer is set forth in his or her respective employment agreement, as described below. Salary adjustments are subjectively determined and are not formally tied to specific performance criteria. The Committee has not adopted any specific schedule of salary increases and makes adjustments to the named executive officers' respective salaries without regard to adjustments in the salaries of other executives.

- *Bonus*

  Each named executive officer has the opportunity to earn an annual cash bonus under the 2006 Bonus Plan. Bonus payouts correspond to a percentage of each named executive officer's salary ("payout percentage") and are based on whether we achieve certain corporate performance amounts under one or more financial measures. The corporate performance amounts and financial measures are set annually at the discretion of the Committee and the other outside directors in connection with the Board's approval of our annual corporate operating plan, subject to the terms of the 2006 Bonus Plan and the named executive officers' employment agreements.

The lowest level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "floor." The level at which we plan our performance and the payout under the 2006 Bonus Plan is referred to as the "target." The maximum level at which we will pay a bonus under the 2006 Bonus Plan is referred to as the "stretch." If our performance in a fiscal year exceeds the minimum corporate performance amount that earns a floor bonus, there is a corresponding increase in the amount of the bonus (up to a maximum at the stretch bonus level). However, a bonus is not paid under the 2006 Bonus Plan if we do not achieve at least the minimum corporate performance amount. Bonuses paid to the named executive officers under the 2006 Bonus Plan are considered "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2006 Bonus Plan.

- *Equity*

  All equity awards granted to the named executive officers since January 1, 2006 have been issued under the 2005 Incentive Plan. Although the 2005 Incentive Plan allows us to issue various types of equity awards, we have granted only stock options and restricted stock under the 2005 Incentive Plan. The stock options vest based on the passage of time. The restricted stock vests based on the achievement of the first trigger and then the achievement of the second trigger, the passage of time, or the executive's death or disability. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the 2005 Incentive Plan and the terms under which we have granted equity awards.

- *Personal Benefits/Perquisites*

  The following are the personal benefits and perquisites that are generally provided only to employees at or above the vice president level: (i) coverage under the Big Lots Executive Benefit Plan ("Executive Benefit Plan"); (ii) enhanced long-term disability insurance coverage; and (iii) use of an automobile or payment of an automobile allowance. We believe that these personal benefits and perquisites, though immaterial to us in amount, are an important element of total compensation provided to our executives because of the value our executives place on these benefits and the convenience of having these benefits when faced with the demands of their positions. The Committee evaluates and determines the personal benefits and perquisites received by named executive officers during its annual review of the named executive officers' total compensation.

  We offer all full-time employees medical and dental benefits under the Big Lots Associate Benefit Plan ("Benefit Plan"). We also offer employees at or above the vice president level, including the named executive officers, the opportunity to participate in the Executive Benefit Plan, which reimburses executives for health-related costs incurred but not covered under the Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income, and we reimburse each executive the approximate amount of his or her income tax liability relating to the benefits received under the Executive Benefit Plan.

  We also offer short-term disability coverage to all full-time employees and long-term disability coverage to all salaried employees. For the named executive officers, the benefits provided under the long-term disability plan are greater than for employees below the vice president level. Under the long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns age 65, whichever occurs earlier. We also pay the premiums for this long-term disability coverage and the amount necessary to hold the named executive officer harmless from the income taxes resulting from such premium payments.

  All employees at or above the vice president level have the option of the use of an automobile or accepting a monthly automobile allowance. The value of the automobile and the amount of the automobile allowance are determined based on the employee's level.

Employment Agreements

Each named executive officer is party to an employment agreement with us. The terms of the employment agreements are substantially similar and are described collectively herein except where their terms materially differ.

We entered into the employment agreements because the agreements provide us with several protections (including non-competition, confidentiality, non-solicitation and continuing cooperation provisions) in exchange for minimum salary levels and target and stretch bonus payout percentages, potential severance and change in control payments and other benefits. Further, we believe it is in our best interests and the best interests of our shareholders to enter into these employment agreements to assure the undivided loyalty and dedication of the named executive officers. We entered into amended and restated employment agreements with each named executive officer in fiscal 2008 for the principal purpose of conforming the employment agreements to the substantive and procedural requirements of Section 409A ("Section 409A") of the Internal Revenue Code of 1986, as amended ("IRC"), and the regulations promulgated thereunder.

We negotiated the terms of each employment agreement, including the minimum salary levels and minimum target and stretch bonus payout percentages set forth therein, with the executive. In those negotiations, we considered many factors, including:

- our need for the executive;
- the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition;
- the skills and past and anticipated future performance of the executive;
- the degree to which we believe the executive will be able to help improve our business;
- the compensation being paid to similarly-situated executives at peer group companies;
- to the extent applicable, the other elements of compensation being offered to the executive and the amount of compensation being paid to the executive by another employer;
- the relationship between the compensation being offered to the executive and that being paid to the other EMC members; and
- our perception of our bargaining power and the executive's bargaining power.

Under the terms of their employment agreements, the named executive officers are each entitled to receive at least the following salaries, which amounts are not subject to automatic increases: Mr. Fishman: $1,200,000; Mr. Cooper: $440,000; Mr. Waite: $550,000; Mr. Martin: $520,000; and Mrs. Bachmann: $440,000. The terms of each named executive officer's employment agreement also establish the minimum payout percentages that may be set annually for his or her target and stretch bonus levels. The payout percentages set by the employment agreements for target bonus and stretch bonus, respectively, are as follows (expressed as a percentage of the executive's salary): Mr. Fishman: 100% and 200%; Mr. Cooper: 60% and 120%; Mr. Waite: 75% and 150%; Mr. Martin: 60% and 120%; and Mrs. Bachmann: 60% and 120%. The employment agreements also provide each named executive officer with an automobile or automobile allowance.

Upon entry into the employment agreements, we believed the named executive officers' salaries and payout percentages were commensurate with each executive's job responsibilities, overall individual performance, experience, qualifications and salaries and the payout percentages provided to similarly-situated executives at peer companies. When the employment agreements were amended and restated in fiscal 2008, the Committee and each named executive officer agreed to update the salary and payout percentages to reflect the awards made by the Committee and other outside directors in March 2008. The Committee believed this was appropriate because it completed its annual executive compensation review earlier in the fiscal year (as discussed in this CD&A), which included a review of the factors considered when we initially entered into an employment agreement with each executive. Updating the salary and payout percentages in each employment agreement was also offered by the Committee in consideration of the named executive officers' entry into the amended and restated employment agreements. The Committee prefers the amended and restated employment agreements over the former agreements, because the amended and restated employment agreements follow the same form of agreement (making them easier to administer) and impose a broader definition of termination for cause in our agreements with Mr. Waite, Mr. Martin and Mrs. Bachmann (such definition already applied to Mr. Fishman and Mr. Cooper under their former employment agreements with us). Because the various factors considered when evaluating each named executive officer's salary and payout percentages change, the Committee reviews the salaries and payout percentages annually and adjustments are made if warranted. See the "Salary for Fiscal 2008" and "Bonus for Fiscal 2008" sections of this CD&A for a further discussion of the salaries and payout percentages for the named executive officers for fiscal 2008.

Each employment agreement requires the named executive officer to devote his or her full business time to our affairs and prohibits the named executive officer from competing with us during his or her employment. Each named executive officer's employment agreement also includes several restrictive covenants that survive the termination of his or her employment, including confidentiality (infinite), non-solicitation (two years), non-disparagement (infinite), non-competition (one year but reduced to six months following a change in control), and continuing cooperation (three years for Mr. Fishman and infinite for the other named executive officers).

Unless the executive and we mutually agree to amend or terminate his or her employment agreement, its terms will remain unchanged and it will remain effective as long as we employ the executive. The consequences of termination of employment under the employment agreement depend on the circumstances of the termination of employment.

Post-Termination and Change in Control Arrangements

The employment agreements with the named executive officers provide for potential severance and change in control payments and other consideration. The terms of these employment agreements were set through negotiation, during which we considered the various factors discussed in the prior section. Our equity compensation plans also provide for the accelerated vesting of outstanding stock options and restricted stock in connection with a change in control.

The severance provisions of the employment agreements are intended to address competitive concerns by providing the executives with compensation that may alleviate the uncertainty associated with foregoing other opportunities and, if applicable, leaving another employer. The change in control provisions of the employment agreements dictate that the executive receives certain cash payments and other benefits only if there is a change in control and the executive is terminated in connection with the change in control. This "double trigger" is intended to allow us to rely upon each named executive officer's continued employment and objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by an actual or proposed change in control. These potential benefits provide the named executive officers with important protections that we believe are necessary to attract and retain executive talent.

While the Committee considers the potential payments upon termination or change in control annually when it establishes compensation for the applicable year, this information is not a primary consideration in setting salary, bonus payout percentages or equity compensation. We believe that the objectives of attracting and retaining qualified executives and providing incentives for executives to continue their employment with us would not be adequately served if potential payments to a named executive officer upon termination or change in control were a determinative factor in awarding current compensation.

See the "Potential Payments Upon Termination or Change in Control" narrative disclosure and tables following this CD&A for a discussion of compensation that may be paid to the named executive officers in connection with a change in control or the termination of their employment with us.

Indemnification Agreements

Each named executive officer is party to an indemnification agreement with us. Each indemnification agreement provides the named executive officer with a contractual right to indemnification from us in the event the executive becomes subject to a threatened or actual claim or lawsuit arising out of his or her service to us, unless the act or omission of the executive giving rise to the claim for indemnification was occasioned by his or her intent to cause injury to us or by his or her reckless disregard for our best interests, and, in respect of any criminal action or proceeding, he or she had reasonable cause to believe his or her conduct was unlawful. The indemnification agreements are intended to allow us to rely upon each named executive officer's objective advice, without concern that the named executive officer might be distracted by the personal uncertainties and risks created by a threatened or actual claim or lawsuit. This provides the named executive officers with important protections that we believe are necessary to attract and retain executive talent.

Retirement Plans

We maintain four retirement plans: (i) a tax-qualified, funded noncontributory defined benefit pension plan ("Pension Plan"); (ii) a non-qualified, unfunded supplemental defined benefit pension plan ("Supplemental Pension Plan"); (iii) a tax-qualified defined contribution plan ("Savings Plan"); and (iv) a non-qualified supplemental

defined contribution plan ("Supplemental Savings Plan"). We believe that the Savings Plan and Supplemental Savings Plan are generally commensurate with the retirement plans provided by companies in our peer groups, and that providing these plans allows us to better attract and retain qualified executives. Participation in the Pension Plan and Supplemental Pension Plan, which we do not believe are material elements of our executive compensation program, is limited to certain employees whose hire date precedes April 1, 1994. Mr. Waite is the only named executive officer eligible to participate in the Pension Plan or Supplemental Pension Plan. See the narrative disclosure accompanying the Pension Benefits and Nonqualified Deferred Compensation tables following this CD&A for a discussion of our retirement plans.

Our Executive Compensation Program for Fiscal 2008

The Committee takes the lead in establishing executive compensation annually, but seeks approval of compensation decisions from the other outside directors. The Committee believes having all outside directors approve executive compensation is consistent with best practices in corporate governance. The Committee also requests from our CEO performance evaluations and recommendations on the compensation of the other executives because of his direct knowledge of each other executive's performance and contributions. Additionally, as discussed in more detail below in the "Role of Management" and "Independent Compensation Consultant" sections of this CD&A, the Committee consults with management and may engage independent compensation consultants to take advantage of their specialized expertise.

The process of evaluating our executives begins at our Board meeting in the second quarter of the fiscal year before compensation adjustments will be made (e.g., in May 2007 for adjustments made in fiscal 2008) and continues quarterly with updates that our CEO delivers to the outside directors to keep them apprised of the performance of each other EMC member. At our Committee and Board meetings in the first quarter of the fiscal year for which compensation is being set (e.g., in March 2008 for fiscal 2008 compensation), our CEO provides the Committee and the other outside directors with a thorough performance evaluation of each other EMC member and presents his recommendations for their compensation. The Committee also conducts executive sessions to discuss our CEO's performance, with the most detailed evaluation including all outside directors during our first quarter Board meeting. See the "Performance Evaluation" section of this CD&A for a discussion of the factors considered by our CEO, the Committee and the other outside directors when evaluating performance.

At its March 2008 meeting, the Committee:

- reviewed and discussed the continued appropriateness of our executive compensation program, including its underlying philosophy, objectives and policies;
- reviewed and discussed our CEO's performance, contributions and value to our business;
- reviewed and discussed our CEO's performance evaluations and compensation recommendations for the other EMC members;
- reviewed and discussed the comparative compensation data that it received through research and surveys conducted by independent compensation consultants;
- analyzed the total compensation earned by each EMC member during the immediately preceding two fiscal years;
- analyzed the potential payments to each EMC member upon termination of employment and change in control events;
- considered the parameters on executive compensation awards established by the terms of the shareholder-approved plans under which bonus and equity compensation may be awarded and the employment agreements between us and each EMC member;
- prepared its recommendation on the compensation of each EMC member for fiscal 2008;
- determined that a bonus was payable under the 2006 Bonus Plan as a result of corporate performance in fiscal 2007; and
- determined that the first trigger for the fiscal 2007 restricted stock awards was achieved as a result of corporate performance in fiscal 2007.

The Committee then shared its recommendations on the EMC members' compensation, including the underlying data and analysis, with the other outside directors for their consideration and approval. The Committee's recommendations were, with respect to the EMC members other than the CEO, consistent with the CEO's recommendations. At the March 2008 Board meeting, the outside directors discussed with the Committee the form and amount of, and rationale for, the recommended compensation and, consistent with the Committee's recommendations, finalized the compensation awards for the EMC members.

Except where we discuss the specifics of a named executive officer's fiscal 2008 compensation, the evaluation and establishment of the named executive officers' fiscal 2008 compensation was substantially similar. Based on their review of each element of executive compensation separately, and in the aggregate, the Committee and the other outside directors determined that the named executive officers' compensation for fiscal 2008 was reasonable and not excessive and was consistent with our executive compensation philosophy and objectives.

Salary for Fiscal 2008

The salaries paid to the named executive officers for fiscal 2008 are shown in the "Salary" column of the Summary Compensation Table. At its annual review in March 2008, the Committee and the outside directors approved the following fiscal 2008 salaries for the named executive officers: Mr. Fishman: $1,200,000; Mr. Cooper: $440,000; Mr. Waite: $550,000; Mr. Martin: $520,000; and Mrs. Bachmann: $440,000. These annualized salaries became effective on March 22, 2008.

Salary adjustments for the named executive officers were made at the discretion of the Committee and the other outside directors and were generally based upon the factors discussed in this CD&A, with an emphasis on comparative compensation data and corporate and individual performance. Specifically, the following items of corporate and individual performance were most significant in increasing the salaries of the named executive officers for fiscal 2008.

- Mr. Fishman:
  - (i) Fiscal 2007 earnings per common share-diluted was $1.47 – approximately 23% above our fiscal 2007 corporate operating plan and approximately 46% above our fiscal 2006 results;
  - (ii) Fiscal 2007 operating profit was $236.5 million – approximately 18% above our fiscal 2007 corporate operating plan and approximately 41% above our fiscal 2006 results;
  - (iii) Fiscal 2007 income from continuing operations was $151.2 million – approximately 17% above our fiscal 2007 corporate operating plan and approximately 34% above our fiscal 2006 results;
  - (iv) Fiscal 2007 cash flow (defined as operating activities less investing activities) was $249 million – approximately 25% above our fiscal 2007 corporate operating plan;
  - (v) Fiscal 2007 SG&A expenses were $1,603.9 million – approximately 7% below our fiscal 2006 results; and
  - (vi) Continued progress of our executive succession plan.
- Mr. Cooper:
  - (i) Fiscal 2007 SG&A expense performance;
  - (ii) Development of our annual corporate operating plan and our long-range strategic plan;
  - (iii) Executive leadership support for effective cash deployment and investor relations; and
  - (iv) Management's interface with the Audit Committee.
- Mr. Waite:
  - (i) Effective management of compensation and employee healthcare coverage costs;
  - (ii) Oversight of important employee relations initiatives, including recruitment of new employees in important functional areas;
  - (iii) Assistance with the development of the executive succession plan; and
  - (iv) Management's interface with the Compensation Committee.

- Mr. Martin:
  - (i) Significant engagement in re-shaping our global sourcing efforts for merchandise;
  - (ii) Contribution through the merchandising department toward improving our fiscal 2007 inventory turnover rate by approximately 3% over fiscal 2006; and
  - (iii) Improved initial mark-up of merchandise by 10 basis points over our fiscal 2007 corporate operating plan.
- Mrs. Bachmann:
  - (i) Contribution through the merchandise planning and allocation departments toward improving our fiscal 2007 inventory turnover rate by approximately 3% over fiscal 2006;
  - (ii) Successful launch and continued implementation of a new point-of-sale register system; and
  - (iii) Launch of the multiyear implementation of the SAP for Retail information technology system that will replace our core merchandising and financial systems.

See the "Performance Evaluation" and "Comparative Compensation Data" sections of this CD&A for more information regarding the impact that performance and the competitive market have on salary and other elements of our executive compensation program.

Bonus for Fiscal 2008

The bonuses paid to the named executive officers under the 2006 Bonus Plan for fiscal 2008 are shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. At its annual review in March 2008, the Committee and the outside directors approved the financial measure, corporate performance amounts and payout percentages for the fiscal 2008 bonuses.

For the fiscal 2008 bonuses, the Committee and the other outside directors selected operating profit as the financial measure because they believe it is a strong indicator of our profitability, ongoing operating results and financial condition. The Committee and other outside directors selected the corporate performance amounts based on the annual corporate operating plan set by the Board. The corporate performance amounts were slightly below (for the floor bonus), at (for the target bonus), and above (for the stretch bonus) the projected operating profit in our annual corporate operating plan. They believe the selected amounts provided challenging, but reasonable, levels of performance. The Committee and other outside directors believe the selected corporate performance amounts were appropriate in light of our projected corporate operating plan for fiscal 2008 and our objective to promote sustained profitability while providing objectives that motivate our executives. Because the outside directors consider the specific circumstances that we expect to face in the coming fiscal year (e.g., year-over-year comparable performance, general economic factors, and performance of the retail sector), the relationship between each of the corporate performance amounts and between the corporate performance amounts and our annual corporate operating plan may vary significantly from year to year.

The payout percentages for the named executive officers were made at the discretion of the Committee and the other outside directors, subject to the minimum payout percentages established in each named executive officer's employment agreement. For fiscal 2008, the Committee and the other outside directors elected to increase the bonus payout percentages over the prior fiscal year for Mr. Cooper and Mrs. Bachmann. This decision was primarily driven by a review of comparative compensation data and the size, scope and importance of Mr. Cooper's and Mrs. Bachmann's respective areas of responsibility.

In order to calculate bonuses under the 2006 Bonus Plan, we first calculate the financial measure for purposes of our financial statements. Once calculated for purposes of our financial statements, it is adjusted, for purposes of the bonus calculation, to remove the effect of events, transactions or accrual items set forth in the 2006 Bonus Plan and approved by the Committee early each fiscal year. These adjustments may have the net effect of increasing or decreasing the resulting corporate performance amount. Additionally, the Committee may exercise negative discretion to cancel or decrease the bonuses earned (but not increase a bonus for a covered employee, as that term is used within Section 162(m) of the Internal Revenue Code, as amended ("IRC")). Accordingly, the resulting corporate performance amount may differ from the financial measure (i.e., operating profit) amount reflected on the financial statements included with our Form 10-K.

After calculating the financial measure and making the adjustments described in the preceding paragraph, the Committee exercised negative discretion to reduce the amount of the fiscal 2008 bonuses by reducing the corporate performance amount (to the amount reflected in the table below) to exclude certain accrual items that, under the 2006 Bonus Plan and the Committee's approval in March 2008, would have otherwise increased the corporate performance amount and resulting bonuses. The Committee opted to exclude the accrual items principally because they were anticipated as part of the annual corporate operating plan upon which the financial measure and corporate performance amounts were established for fiscal 2008, and the Committee did not believe that the accrual items should have the effect of increasing fiscal 2008 bonus compensation. The Committee's decision to exercise negative discretion was not based on corporate or individual performance factors.

The following table reflects the payout percentage for each bonus level and the corporate performance amount required to achieve the corresponding bonus level, with the results for fiscal 2008, calculated as described above (including the Committee's discretionary reduction discussed in the preceding paragraph), noted:

Bonus Level and 2008 Results	Payout Percentage (% of salary)					Corporate Performance Amount ($)
	Mr. Fishman	Mr. Cooper	Mr. Waite	Mr. Martin	Mrs. Bachmann	
No Bonus	0.0	0.0	0.0	0.0	0.0	0 – 233,179,999
Floor	50.0	30.0	37.5	30.0	30.0	233,180,000
Target	100.0	60.0	75.0	60.0	60.0	243,368,000
Stretch	200.0	120.0	150.0	120.0	120.0	260,347,000
2008 Results	196.1	117.7	147.1	117.7	117.7	259,690,619

Our fiscal 2008 performance was higher than the targeted expectations of the Board, the Committee and management, thus a bonus was earned between the target and stretch levels. The primary aim in setting the goals was to reward 2006 Bonus Plan participants while encouraging strong corporate earnings growth. As a consequence of the fiscal 2008 bonus payments, total cash compensation paid to the named executive officers for fiscal 2008 was at or above the median for our peer groups. We believe higher than market average total cash compensation is appropriate in light of our fiscal 2008 performance and furthers our objectives to motivate our executives and reward superior performance.

Equity for Fiscal 2008

All equity awards granted to the named executive officers in fiscal 2008 were made under the 2005 Incentive Plan and are reflected in the Grants of Plan-Based Awards in Fiscal 2008 table. The fiscal 2008 equity compensation for the named executive officers consisted of non-qualified stock options and restricted stock awards. The Committee believes that the grant of a significant quantity of stock options and restricted stock to the named executive officers further aligns their interests with the interests of our shareholders and provides us with a significant retention and motivation tool. Accordingly, the named executive officers' equity interests in our organization, through stock options and restricted stock, comprise a substantial portion of their compensation. The Committee is not tied to any particular process or formula to determine the size of the equity awards granted to the named executive officers. Consequently, the Committee uses its discretion to grant equity awards and may consider the various factors discussed below. In fiscal 2008, to determine the size of the equity awards for the named executive officers, the Committee undertook the following process:

- The Committee reviewed a management-prepared projection of the estimated number of common shares to be granted during fiscal 2008 to all recipients other than our CEO. As it related to the EMC members other than our CEO, this projection was based on historical grant information, anticipated future events, and our CEO's evaluation of individual performance and recommendations. For example, this projection included the common shares the Committee and management expected to need in order to attract a new member of the EMC in fiscal 2008 to replace a member who had previously announced his retirement.
- In executive session, the Committee evaluated and approved our CEO's recommendations for equity awards for the other EMC members and determined the equity award for our CEO. In each case, the Committee made these determinations based on historical grant information and the Committee's

subjective views of comparative compensation data, retention factors, corporate performance (particularly operating profit, selling and administrative expenses and earnings per share against planned performance), individual performance, the executive's level of responsibility, the potential impact that the executive could have on our operations and financial condition, and the market price of our common shares. See the introduction to the "Our Executive Compensation Program for Fiscal 2008" section and the "Performance Evaluation" section of this CD&A for a discussion of how our CEO and the Committee evaluate performance.

- The Committee reviewed the total number of common shares authorized for awards in fiscal 2008 to ensure that such amount would not exceed the total number of common shares available for grant in fiscal 2008. See the "Bonus and Equity Plans" disclosure that follows the Summary Compensation Table for more information concerning the common shares available for issuance under the 2005 Incentive Plan.

This process was employed to ensure that executive equity compensation is commensurate with corporate and individual performance and remains consistent with our policy that incentive compensation should increase as a percentage of total compensation as the executive's level of responsibility and the potential impact that the executive could have on our operations and financial condition increases. Specifically, the items of corporate and individual performance described in the "Salary for Fiscal 2008" section above were also the most significant factors in awarding equity to the named executive officers in fiscal 2008.

The stock options awarded to the named executive officers in fiscal 2008 have an exercise price equal to the fair market value of our common shares on the grant date, vest equally over four years, and expire seven years after the grant date. The restricted stock awarded to the named executive officers in fiscal 2008 (as discussed in detail below) vests upon attaining the first trigger and the first to occur of (i) attaining the second trigger, (ii) the lapsing of five years while continuously employed or (iii) the grantee's death or disability (which results in the vesting of a prorated portion of the award). In comparison to the other named executive officers, Mr. Fishman received a greater portion of his fiscal 2008 equity award in the form of restricted stock. The Committee and other outside directors believe this difference is necessary to provide Mr. Fishman with equity compensation that is competitive with the equity compensation awards made to chief executive officers by peer group companies. Additionally, this decision was driven by the following considerations:

- *The CEO should receive more at-risk incentive compensation than the other named executive officers.* Consistent with the key objectives of our executive compensation program, the Compensation Committee and other outside directors believe that our CEO should be awarded at-risk incentive compensation in larger amounts than the other named executive officers, because our CEO's level of responsibility and potential impact on our operations and financial condition are greater than the other named executive officers.

- *Restricted stock is generally more valuable to the executive than stock options and, therefore, requires fewer common shares to provide an equivalent value.* The per share value of restricted stock to the executive is generally greater than the per share value of stock options to the executive. This is generally true because stock options provide value to the executive only if and to the extent the market price of our common shares increases during the exercise period, while restricted stock provides value once it vests. Therefore, it is more efficient to deliver equity awards in the form of restricted stock. We can award fewer common shares in the form of restricted stock and still provide the executive with the same value that could be delivered by awarding a greater number of common shares underlying a stock option.

- *Awarding fewer common shares is less dilutive to our shareholder and the other equity award recipients.* Using fewer common shares underlying restricted stock awards to deliver an equivalent value to the executive in stock options has the benefit of being less dilutive to our shareholders and uses fewer of the common shares available under the 2005 Incentive Plan.

- *Counterbalancing factors: It is not permissible, and may not be cost-effective to us, to grant all equity awards in the form of restricted stock.* Although it may be more efficient and less dilutive to provide equity awards in the form of restricted stock, the: (a) 2005 Incentive Plan prohibits us from awarding more than one-third of all awards granted pursuant to the plan in the form of restricted stock, restricted stock units and performance units; (b) financial statement expense to us associated with restricted

stock is generally greater on a per share basis than the expense to us associated with stock options; and (c) Committee and the other outside directors believe stock options also provide a strong incentive to increase shareholder value, because stock options provide value to the executive only if the market price of our common shares increases.

The financial measure applied to the restricted stock awards granted in fiscal 2008 was the greater of (i) earnings per common share – diluted from continuing operations and (ii) earnings per common share – diluted from continuing operations before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be). If neither of these amounts appear on the consolidated statement of operations included in our Form 10-K for the applicable fiscal year, then the financial measure to be used is the greater of (iii) earnings per common share – diluted and (iv) earnings per common share – diluted before extraordinary item and/or cumulative effect of a change in accounting principle (as the case may be) as it appears in the Form 10-K for the applicable fiscal year. After each financial measure is calculated for purposes of our financial statements, it is adjusted, for purposes of the restricted stock award calculations, to remove the effect of any gain or loss as a result of litigation or lawsuit settlement that is specifically disclosed, reported or otherwise appears in our periodic filings with the SEC or our annual report to shareholders. These financial measures were selected because the Committee and the other outside directors believe they provide a good indication of our profitability, ongoing operating results and financial condition.

The first trigger for the fiscal 2008 restricted stock awards is $0.25 under the applicable financial measure. The second trigger for the fiscal 2008 restricted stock awards is $2.03 under the applicable financial measure. While the first trigger was met (under the earnings per common share – diluted from continuing operations financial measure) for the fiscal 2008 restricted stock awards, the second trigger was not met in fiscal 2008. Having met the first trigger, if the named executive officer remains employed by us, the restricted stock will vest upon the earliest of: (i) the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met; (ii) the opening of our first trading window that is five years after the grant date; and (iii) the death or disability of the named executive officer, in which case 20% of the award will vest for each consecutive year of employment completed from the grant date to the date of death or disability. The restricted stock will be forfeited if the named executive officer's employment with us terminates prior to vesting (except as described above in the case of death or disability).

When the Committee and the other outside directors approved the financial measures and corporate performance amount applicable to the second trigger in March 2008, they believed those measures and the amount represented strong, but reasonable, levels of performance that would be a challenge to achieve. The Committee and the other outside directors believe the selected corporate performance amount was appropriate in light of our projected multi-year operating plan and our objectives to motivate our executives, reward superior performance and align the interests of our executives and shareholders.

Performance Evaluation

Our CEO, the Committee and the outside directors do not rely solely on predetermined formulas when they evaluate corporate performance or individual performance. Performance is generally measured against the following objective and subjective factors, although the factors considered may vary for each executive and as dictated by business conditions:

- long-term strategic goals;
- short-term business goals;
- profit and revenue goals;
- expense goals;
- improving operating margins;
- revenue growth versus the industry;
- earnings-per-share growth;
- continued optimization of organizational effectiveness and productivity;

- leadership and the development of talent; and
- fostering teamwork and other corporate values.

Our CEO, the Committee and the outside directors may each consider different factors and may value the same factors differently. In selecting individual and corporate performance factors for each EMC member and measuring an executive's performance against those factors, our CEO, the Committee and the other outside directors also consider the performance of our competitors and general economic and market conditions. None of the factors are assigned a specific weight. Instead, our CEO, the Committee and the other outside directors recognize that the relative importance of these factors may change as a result of specific business challenges and changing economic and marketplace conditions. So although the Committee and the other outside directors consider our CEO's recommendations, the Committee and the outside directors may not follow, and are not bound by, our CEO's recommendations on executive compensation.

Role of Management

As discussed in this CD&A, our CEO plays a significant role in determining executive compensation. Additionally, our CEO and the Committee consult with management from our human resources, finance and legal departments regarding the design and administration of our compensation programs, plans and awards for executives and directors. These members of management provide advice regarding the competitive nature of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs. Management from our human resources, finance and legal departments may also act pursuant to delegated authority to fulfill various functions in administering our employee benefit and compensation plans. Such delegation is permitted by the Committee's charter and each such plan. Those groups to whom the Committee has delegated certain responsibilities are each required to periodically report their activities to the Committee.

Our CEO and some of these members of management attend general meetings of the Committee, and the CEO participates in the Committee's discussions regarding the compensation of the other EMC members. However, these individuals do not participate in executive sessions of the Committee or when executive compensation determinations are made by the Committee and the other outside directors.

Independent Compensation Consultant

Pursuant to the authority granted to the Committee by its charter, the Committee may retain independent compensation consultants and subscribe to executive compensation surveys as it deems necessary. The surveys are also shared with our human resources department. In establishing executive compensation for fiscal 2008, the Committee subscribed to multiple compensation surveys and engaged Watson Wyatt Worldwide ("Watson Wyatt") to provide research, comparative compensation data and executive compensation program design expertise. Throughout this engagement, Watson Wyatt advised the Committee on all principal aspects of executive compensation, including the competitiveness of program design and award values. The Committee charged Watson Wyatt with assisting it to meet the following primary objectives:

- review and validate, or recommend changes to, our executive compensation program;
- obtain better comparative compensation data by developing a new retailer-only peer group of companies that are similarly situated to us;
- compare the amount and form of executive compensation paid to our executives against the compensation paid to similarly-situated executives at companies within the peer groups;
- consider minimum share ownership requirements for executives and outside directors; and
- compare the amount and form of compensation paid to our outside directors against the compensation paid to non-employee directors at companies within the peer groups (which information was shared with the Nominating/Corporate Governance Committee for use in connection with its evaluation of the amount and form of compensation paid to our outside directors against the compensation paid to non-employee directors at companies within the peer groups).

After several meetings with Watson Wyatt, we developed a group of retailers that we believe are similarly situated to us and with whom we compete for talent. Based, in part, on a review of comparative compensation data from the new retailer-only peer group and the recommendations offered by Watson Wyatt, we made changes in the amount of salary awarded for fiscal 2008 (as reflected in the named executive officers' fiscal 2008 salaries discussed above) and implemented the minimum share ownership requirements (as discussed below).

Comparative Compensation Data

The Committee uses data regarding the compensation paid to executives at other companies. For fiscal 2008, the Committee worked with Watson Wyatt to develop a group of retailers that we believe is similarly situated to us and with whom we compete for talent. When considering the composition of the group, the Committee selected retail companies that have median and average financial measures similar to ours. Among the financial measures considered were revenues, market capitalization, net income, earnings per share, price-to-earnings ratio and shareholder return. After we developed this new retailer-only peer group with Watson Wyatt, Watson Wyatt provided the Committee with comparative executive compensation data it obtained from the proxy statements and other reports made public by these retailers. Additionally, the Committee reviewed executive compensation data from a broader base of companies that was aggregated in one or more of the compensation surveys obtained from Mercer Human Resource Consulting, Towers Perrin, Hewitt Associates and Watson Wyatt. This broader peer group was comprised of Standard & Poor's Retail Stores Index companies and other companies, including non-retailers, with whom we believe we also compete for talent and whose revenues or operations are similar to ours. We believed it was prudent to consult both sets of information, because the broader group includes compensation information on more executives, including executives who are not included in publicly-available documents. This broader peer group also provides a larger basis on which to compare the compensation of the EMC members, particularly EMC members whose responsibilities, experience and other factors are not directly comparable to those executives included in the publicly-available reports of the retailer-only group. These peer groups vary from year to year based on the Committee's assessment of which companies we believe compete with us for talent and are similar to us in terms of operations or revenues and the continued availability of compensation information from companies previously included in either peer group.

The Committee and our human resources department reviewed each EMC member's responsibilities and mapped, where possible, the compensation of each executive to the compensation awarded to similarly-situated executives at peer group companies. The Committee compared the total direct compensation levels for our EMC members to the total direct compensation of similarly situated executives within the peer groups. For purposes of this evaluation, no specific weight was given to one peer group over the other and total direct compensation was comprised of salary, bonus at the targeted level and equity awards.

While we often award total direct compensation in the range of the fiftieth to seventy-fifth percentile of total direct compensation paid by the peer groups, this range is not a determinative factor for setting our executives' compensation and, as discussed in this CD&A, compensation is subjectively determined based on numerous factors. Rather, we believe that this range provides a point of reference and market check while retaining the flexibility necessary to make adjustments for performance and experience, to attract, retain and motivate top talent, and to reward executives who we believe excel or take on greater responsibility than executives at peer group companies.

The retailer-only peer group was comprised of the following 16 companies:

99 Cents Only Stores	Dick's Sporting Goods	Family Dollar	Pier 1 Imports
Abercrombie & Fitch	Dollar General	Fred's	Radio Shack
Bed Bath & Beyond	Dollar Tree	Jo-Ann Stores	Ross Stores
BJ's Wholesale Club	DSW	Limited Brands	Stein Mart

The broader peer group was comprised of the following 94 companies:

7-Eleven	CVS Pharmacy	Limited Brands	Roundy's Supermarkets
A&P Supermarkets	Darden Restaurants	Linens 'N Things	RSC Equipment Rental
Adidas America	Denny's	Liz Claiborne	Safeway
Advance Auto Parts	Dick's Sporting Goods	Longs Drug Stores	Sara Lee
Albertsons	Dollar General	Lowe's	Sears
Amazon.com	Eddie Bauer	McDonald's	Sports Authority
Ann Taylor	Federated Department Stores	Mervyn's	Staples
Applebee's	FedEx Kinko's	Neiman Marcus	Stein Mart
AutoZone	Fingerhut	Nordstrom	Sur La Table
Belk	Foot Locker	O'Charley's	Talbots
Best Buy	Gap	Office Depot	Target
BJ's Wholesale Club	Goody's Family Clothing	Oriental Trading	Timberland
Blockbuster	Hannaford	Pacific Sunwear	TJX Companies
Bob Evans Farms	Harry Winston	Papa John's	Toys 'R' Us
Bon-Ton	Home Decorators Collection	Payless Shoes	True Value Hardware
Brown Shoe	Home Depot	Petco	United Rentals
CDW	Home Interiors and Gifts	PetsMart	United Stationers
Chanel	Hy-Vee	Phillips-Van Heusen	Walgreen
Charming Shoppes	J. Crew	Pier 1 Imports	Warnaco
Circle K	J.C. Penney	Polo Ralph Lauren	Whole Foods
Circuit City	Kohl's	Radio Shack	Williams-Sonoma
Coach	L.L. Bean	Raley's Superstores	Yum! Brands
Columbia Sportswear	Levi Strauss	Redcats USA	
Crosstown Traders	Lillian Vernon	Ross Stores	

Tally Sheets and Wealth Accumulation

The Committee reviewed tally sheets that set forth the total and each element of compensation awarded to each EMC member for the immediately preceding two fiscal years, as well as estimated post-employment and change in control compensation that may be payable to such executives. The purpose of the tally sheets is to consolidate all elements of actual and projected compensation for our executives, so the Committee may analyze the individual elements of compensation, the mix of compensation, and the total amount of actual and projected compensation. With this information, the Committee determined that the compensation awarded to our executives is reasonable and consistent with our executive compensation philosophy and objectives.

These tally sheets also included an estimate of the amount of total value accumulated, and total value that will be accumulated, by each EMC member through prior equity awards (assuming employment continues, awards vest and the market price of our common shares fluctuates through the life of the awards). While the Committee considered the accumulated total value as a factor in setting fiscal 2008 compensation, this information was not a primary consideration. The Committee believes that its objectives of motivating executives to achieve short-term and long-term goals, rewarding executives for achieving those goals, and providing incentives for executives to continue their employment with us would not be adequately served if the accumulated total value of an EMC member's equity awards was a determinative factor in awarding future compensation.

Internal Pay Equity

In the process of reviewing each element of executive compensation separately and in the aggregate, the Committee directed our human resources department to prepare an internal pay equity analysis comparing the relative compensation of our CEO to the other EMC members. This analysis was considered to ensure that our executive compensation program is internally equitable, which we believe promotes executive retention and motivation. The comparison included all elements of compensation. The relative difference between the compensation of our CEO and the compensation of our other named executive officers did not change significantly in fiscal 2008, and it has not changed significantly since hiring Mr. Fishman in 2005. The Committee believes that the disparity between Mr. Fishman's compensation and the compensation for the other EMC members is appropriate in light of his responsibilities and remains necessary to retain and motivate a chief executive with Mr. Fishman's experience.

Minimum Share Ownership Requirements

Prior to March 2008, we encouraged, but did not require, our directors and executives to own our common shares. We have, however, had a holding period that requires all directors and EMC members to refrain from selling net shares acquired upon any exercise of stock options accelerated in November 2005 until the date on which the stock option would have vested under its original vesting terms or, if earlier, the recipient's death, disability or termination of service.

The Board adopted minimum share ownership requirements for all outside directors and EMC members effective in March 2008. These requirements are designed to ensure that outside directors' and executives' long-term interests are closely aligned with those of our shareholders. Under the requirements, the outside directors and EMC members must, at a minimum, own common shares having an aggregate value equal to the following multiple of his or her Board retainer or salary (as is in effect at the time compliance with the requirements is evaluated), as applicable:

Title	Multiple of Retainer or Salary
Director	4x
Chief Executive Officer	4x
Executive Vice President	2x
Senior Vice President	1x

Shares counted toward these requirements include common shares held directly or through a broker, common shares held under the Savings Plan or Supplemental Savings Plan, unvested restricted stock, and vested but unexercised in-the-money stock options. Each outside director that served on the Board when these requirements were adopted must meet the requirements on the date of the 2013 annual meeting of shareholders and at subsequent annual meetings. Each EMC member that was an EMC member when these requirements were adopted must meet the requirements on the date that adjustments to annual executive compensation are made in 2013 and on subsequent annual adjustment dates. Directors elected and executives hired or promoted after the adoption of the requirements must meet the requirements on the first testing date for directors or executives following the fifth anniversary of their election, hire or promotion, as applicable.

Equity Grant Timing

Pursuant to the terms of the 2005 Incentive Plan, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. In fiscal 2008, the outside directors, after consultation with the Committee, specified that the grant date of the equity awards made in connection with the annual performance reviews of the EMC members was the second trading day following our release of fiscal 2007 results. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Committee or any employee manipulated the terms of the equity awards. For equity awards made throughout the fiscal year, which generally are made as a result of a hiring or promotion, the grant date is the date of the related event (i.e., the first day of employment or effective date of promotion). We have no policy of timing the grant date of these mid-year equity awards with the release of material non-public information, and we have not timed the release of material non-public information for the purpose of affecting the value of any equity awards.

Tax and Accounting Considerations

The Committee reviews and considers the impact that tax laws and accounting regulations may have on the executive compensation awards, including the deductibility of executive compensation under Section 162(m) of the IRC ("Section 162(m)"). In doing so, the Committee relies on guidance from members of our finance and legal departments, as well as outside accountants and attorneys.

Section 162(m) generally limits the tax deductions for compensation expense in excess of $1 million paid to our CEO and our three other highest compensated executives (excluding the principal financial officer). Compensation in excess of $1 million may be deducted if it is "performance-based compensation" within the meaning of Section 162(m). We believe that compensation paid under our equity and bonus compensation plans is generally fully deductible for federal income tax purposes. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executives or to otherwise further our executive compensation philosophy and objectives. When considering whether to award compensation that will not be deductible, the Committee compares the cost of the lost deduction against the competitive market for executive talent and our need to attract, retain and motivate the executive, as applicable.

For fiscal 2008, the Committee believes it has taken the necessary actions to preserve the deductibility of all payments made under our executive compensation program, with the exception of a portion of the compensation paid to Mr. Fishman. If the IRC or the related regulations change, the Committee intends to take reasonable steps to ensure the continued availability of deductions for payments under our executive compensation program, while at the same time considering our executive compensation philosophy and objectives and the competitive market for executive talent.

Our Executive Compensation Program for Fiscal 2009

At its meeting in March 2009, the Committee: (i) certified that a bonus was payable for fiscal 2008 under the 2006 Bonus Plan; (ii) reviewed the tally sheets and compensation history for all EMC members; (iii) reviewed an internal pay equity analysis and comparative compensation data from our retailer-only and broader peer groups; (iv) reviewed the at-risk incentive compensation as a percentage of the total executive compensation awarded for fiscal 2008 for each named executive officer; and (v) formulated its recommendations to the other outside directors for fiscal 2009 executive compensation. The Committee also reviewed drafts of this CD&A and the other compensation disclosures required by the SEC. At the subsequent Board meeting, the Committee recommended, and the outside directors approved, the following fiscal 2009 equity awards for the named executive officers (with the salaries and bonus payout percentages remaining the same as fiscal 2008 for each of the named executive officers):

Name	Common Shares Underlying Stock Option Award (#)	Common Shares Underlying Restricted Stock Award (#)
Mr. Fishman	330,000	200,000
Mr. Cooper	48,750	20,000
Mr. Waite	37,500	15,000
Mr. Martin	37,500	15,000
Mrs. Bachmann	48,750	20,000

Summary Compensation Table

The following table sets forth the compensation earned by or paid to the named executive officers (Mr. Fishman, our CEO; Mr. Cooper, our Chief Financial Officer; and each of our three other most highly compensated executive officers in fiscal 2008) for each of the last three fiscal years.

Name and Principal Position *(1)* (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)*(2)* (e)	Option Awards ($)*(3)* (f)	Non-Equity Incentive Plan Compensation ($)*(4)* (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)*(5)* (h)	All Other Compensation ($)*(6)(7)* (i)	Total ($)*(8)* (j)
Steven S. Fishman, *Chairman, Chief Executive Officer and President*	2008	1,173,077	—	3,167,764	2,298,844	2,353,560	—	32,625	9,025,870
	2007	1,015,000	—	3,371,258	1,537,656	1,810,765	—	24,927	7,759,606
	2006	960,000	—	503,769	879,262	1,632,000	—	14,559	3,989,590
Joe R. Cooper, *Senior Vice President and Chief Financial Officer*	2008	433,914	—	314,732	266,359	517,792	—	34,168	1,566,965
	2007	396,208	—	367,080	150,348	353,320	—	29,988	1,296,944
	2006	371,209	—	96,278	50,675	375,000	—	26,899	920,061
Brad A. Waite, *Executive Vice President, Human Resources, Loss Prevention and Risk Management*	2008	547,760	—	284,060	251,832	809,050	7,138	35,914	1,935,754
	2007	532,747	—	507,061	157,603	708,875	7,705	30,237	1,944,228
	2006	516,978	—	225,350	57,473	780,000	16,489	35,018	1,631,308
John C. Martin, *Executive Vice President, Merchandising*	2008	516,974	—	247,696	194,250	611,936	—	33,460	1,604,316
	2007	496,181	—	306,590	105,373	530,000	—	27,918	1,466,062
	2006	473,475	—	128,977	26,574	570,000	—	25,929	1,224,955
Lisa M. Bachmann, *Senior Vice President, Merchandise Planning/Allocation and Chief Information Officer*	2008	436,222	—	314,732	270,677	517,792	—	33,143	1,572,566
	2007	412,747	—	367,080	150,348	366,570	—	36,384	1,333,129
	2006	396,195	—	96,278	50,675	400,000	—	29,901	973,049

(1) We are a party to an employment agreement with each of the named executive officers, the material terms of which are described in the "Overview of our Executive Compensation Program - Employment Agreements" section of the CD&A.

(2) The amounts in this column reflect the compensation expense calculated in accordance with FAS 123R for the respective fiscal years, disregarding any estimate of forfeitures related to service-based vesting conditions, and may include amounts from stock awards granted in and prior to the fiscal years reported pursuant to the Big Lots, Inc. 1996 Performance Incentive Plan ("1996 Incentive Plan") and the 2005 Incentive Plan. The FAS 123R compensation expense reflected in this column is based on the number of shares of restricted stock granted and the fair value of the restricted stock on the grant date, and the expense is amortized from the grant date to the estimated vesting date (i.e., the estimated achievement date of the second trigger in the case of performance-based restricted stock). In applying FAS 123R, the estimated achievement date is determined at the time the restricted stock is granted based on historical and forecasted performance of similar measures, and prospective adjustments to the estimated vesting periods are made when performance factors indicate that the estimated achievement date differs from the date being used to amortize expense. On the grant date of the unvested restricted stock awarded in fiscal 2008, we estimated a three-year vesting period for these awards based on the assumed achievement of the second trigger. In the second quarter of fiscal 2008, we changed the estimated achievement date to two years as a result of our performance. In the fourth quarter of 2008, we changed the estimated achievement date back to three years as a result of our performance. On the grant date of the unvested restricted stock awarded in fiscal 2007, we estimated a three-year vesting period for these awards based on the assumed achievement of the second trigger. In the second quarter of fiscal 2007, we changed the estimated achievement date to two years as a result of our performance. The amounts in this column also reflect the acceleration of the FAS 123R expense for the performance-based restricted stock granted in fiscal 2006, and restricted stock granted prior to fiscal 2006 that fully vested in fiscal 2007.

(3) The amounts in this column reflect the compensation expense calculated in accordance with FAS 123R for the respective fiscal years, disregarding any estimate of forfeitures related to service-based vesting conditions, and thus may include amounts from option awards granted in and prior to the fiscal years reported pursuant to the 1996 Incentive Plan and the 2005 Incentive Plan. See Note 7 (Share-Based Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Share-Based Compensation section of MD&A in our Form 10-K regarding the assumptions underlying the valuation of stock option awards.

(4) The amounts in this column reflect cash bonuses earned under the 2006 Bonus Plan for performance during each of the last three fiscal years. A portion of the cash bonuses earned by Mr. Cooper and Mr. Martin for fiscal 2008 and fiscal 2006 performance and included in this column was deferred into the Supplemental Savings Plan upon the payment of such amounts in fiscal 2009 and fiscal 2007, respectively. The Supplemental Savings Plan is described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below.

(5) The amounts in this column reflect the actuarial increase in the present value of Mr. Waite's benefits under the Pension Plan and the Supplemental Pension Plan determined from December 31, 2007 to January 31, 2009, from December 31, 2006 to December 31, 2007, and from December 31, 2005 to December 31, 2006, respectively, the plans' measurement dates for financial statement reporting purposes. In accordance with FAS No. 158, in fiscal 2008, we changed the plans' measurement dates from December 31 to the date of our year-end consolidated balance sheet (January 31, 2009). Previously, the plans had a measurement date of December 31. The change was applied prospectively, so the first plan year reflecting this change (fiscal 2008) consisted of 13 months. See Note 8 (Employee Benefit Plans) to the consolidated financial statements and the Critical Accounting Policies and Estimates – Pension section of MD&A in our Form 10-K regarding the measurement dates, interest rate, mortality rate and other assumptions underlying the actuarial calculations.

(6) For fiscal 2008, the amounts in this column include the following compensation for the named executive officers, as more fully described in the table included with this footnote:

i. The reimbursement of taxes related to our payment of healthcare costs covered by the Executive Benefit Plan and long-term disability insurance premiums;

ii. Big Lots matching contributions made pursuant to the Savings Plan and the Supplemental Savings Plan, both of which are described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below;

iii. Big Lots paid healthcare costs covered by the Executive Benefit Plan, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/Perquisites" section of the CD&A;

iv. Big Lots paid premiums for life insurance, which is generally available to all full-time employees;

v. Big Lots paid premiums for long-term disability insurance, which is described in the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Personal Benefits/ Perquisites" section of the CD&A; and

vi. The cost to Big Lots associated with the use of an automobile or the receipt of a cash allowance in lieu of an automobile.

Name	Reimbursement of Taxes ($)	Big Lots Contributions to Defined Contribution Plans ($)	Big Lots Paid Healthcare Costs under Executive Benefit Plan ($)	Big Lots Paid Life Insurance Premiums ($)	Big Lots Paid Long-Term Disability Insurance Premiums ($)	Use of Automobile or Automobile Allowance ($)
Mr. Fishman	4,248	—	3,450	1,380	2,428	21,119
Mr. Cooper	3,469	9,200	6,485	911	903	13,200
Mr. Waite	5,090	9,200	5,897	1,380	1,147	13,200
Mr. Martin	3,190	9,200	5,712	1,076	1,082	13,200
Mrs. Bachmann	3,141	9,200	5,780	911	911	13,200

(7) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts included in this column.

(8) As a percentage of their total compensation, the named executive officers' respective salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for fiscal 2008 were as follows: Mr. Fishman: 13.0% and 26.1%; Mr. Cooper: 27.7% and 33.0%; Mr. Waite: 28.3% and 41.8%; Mr. Martin: 32.2% and 38.1%; and Mrs. Bachmann: 27.7% and 32.9%. As a percentage of their total compensation, the named executive officers' respective salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for fiscal 2007 were as follows: Mr. Fishman: 13.1% and 23.3%; Mr. Cooper: 30.5% and 27.2%; Mr. Waite: 27.4% and 36.5%; Mr. Martin: 33.8% and 36.2%; and Mrs. Bachmann: 31.0% and 27.5%. As a percentage of their total compensation, the named executive officers' respective salary and non-equity incentive plan compensation (i.e., bonuses earned under the 2006 Bonus Plan) for fiscal 2006 were as follows: Mr. Fishman: 24.1% and 40.9%; Mr. Cooper: 40.3% and 40.8%; Mr. Waite: 31.7% and 47.8%; Mr. Martin: 38.7% and 46.5%; and Mrs. Bachmann: 40.7% and 41.1%.

Bonus and Equity Plans

The amounts reported in the Summary Compensation Table above include amounts earned under the 2006 Bonus Plan and the 2005 Incentive Plan. Below is a description of the material terms of each plan and the awards made under those plans to the named executive officers, as reflected in the Grants of Plan-Based Awards in Fiscal 2008 table that follows.

Big Lots 2006 Bonus Plan

The 2006 Bonus Plan provides for cash compensation, which is intended to qualify as "performance based compensation" under Section 162(m), to be paid annually when we meet or exceed minimum corporate performance amounts under one or more financial measures approved by the outside directors at the start of the fiscal year. Whether we will achieve the minimum corporate performance amounts is substantially uncertain at the time the corporate performance amounts and financial measures are established. No right to a minimum bonus exists, and the Compensation Committee has the discretion to cancel or decrease a bonus (but may not increase a bonus for a covered employee (as that term is used within Section 162(m)) calculated under the 2006 Bonus Plan. Any payments made with respect to a fiscal year are made in the first quarter of the following fiscal year. The bonus awards that may be earned under the 2006 Bonus Plan range from the floor to the stretch bonus payout percentages, and include all amounts in between. The smallest target and stretch bonus payout percentages that may be set annually for the named executive officers are set forth in their respective employment agreements. The floor bonus payout percentage is set annually by the Compensation Committee and other outside directors and has historically been one-half of the target bonus payout percentage. Subject to the terms of the employment agreements, the Compensation Committee and the other outside directors retain the right to adjust the payout percentages and, in the past, have generally done so as deemed necessary to realign an executive's bonus opportunity with our compensation philosophy. Pursuant to the terms of the 2006 Bonus Plan, the maximum bonus payable under the plan to a participant in a single fiscal year is $3,000,000. See the "Overview of our Executive Compensation Program – Elements of In-Service Compensation – Bonus," "Overview of our Executive Compensation Program – Employment Agreements" and "Our Executive Compensation Program for Fiscal 2008 – Bonus for Fiscal 2008" sections of the CD&A for more information regarding the 2006 Bonus Plan and the awards made under that plan for fiscal 2008.

Big Lots 2005 Long-Term Incentive Plan

Since January 1, 2006, all employee equity awards, including those made to the named executive officers, have been granted under the 2005 Incentive Plan. The 2005 Incentive Plan authorizes the grant of nonqualified stock options ("NQSOs"), incentive stock options, as defined in Section 422 of the IRC ("ISOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units and performance unit awards, any of which may be granted on a stand-alone, combination or tandem basis. To date, we have granted only stock options and restricted stock under the 2005 Incentive Plan.

Awards under the 2005 Incentive Plan may be granted to any salaried employee, consultant or advisor of Big Lots or its affiliates. The number of common shares available for grant under the 2005 Incentive Plan consists of: (i) an initial allocation of 1,250,000 common shares; (ii) 2,001,142 common shares, the common shares that were available under the 1996 Incentive Plan upon its expiration; (iii) 2,100,000 common shares approved by our shareholders in May 2008; and (iv) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each fiscal year during which the 2005 Incentive Plan is in effect. No more than one-third of all common shares awarded under the 2005 Incentive Plan may be granted in the form of restricted stock, restricted stock units and performance units, and no more than 5,000,000 common shares may be granted as ISOs. A participant may receive multiple awards under the 2005 Incentive Plan. Awards intended to qualify as "performance based compensation" under Section 162(m) are limited to: (i) 2,000,000 shares of restricted stock per participant annually; (ii) 3,000,000 common shares underlying stock options and SARs per participant during any three consecutive calendar years; and (iii) $6,000,000 in cash through performance units per participant during any three consecutive calendar years. Also, the 2005 Incentive Plan provides that the total number of common shares underlying outstanding awards granted under the 2005 Incentive Plan, the 1996 Incentive Plan, the Big Lots, Inc. Executive Stock Option and Stock Appreciation Rights Plan ("ESO Plan"), and the DSO Plan may not exceed 15% of the Company's issued and outstanding common shares (including treasury shares) as of any date. The 1996 Incentive Plan, the ESO Plan and the DSO Plan have terminated, and there are no awards outstanding under the ESO Plan.

Each stock option granted under the 2005 Incentive Plan allows the recipient to acquire our common shares, subject to the completion of a vesting period and continued employment with us through the applicable vesting date. Once vested, these common shares may be acquired at a fixed exercise price per share and they remain exercisable for the term set forth in the award agreement. Pursuant to the terms of the 2005 Incentive Plan, the exercise price of a stock option may not be less than an average trading price of our common shares on the grant date or, if the grant date occurs on a day other than a trading day, on the next trading day.

Under the restricted stock awards granted pursuant to the 2005 Incentive Plan (other than those made to the outside directors), if we meet the first trigger and the recipient remains employed by us, the restricted stock will vest at the opening of our first trading window that is five years after the grant date. If we meet the second trigger for any fiscal year ending prior to the fifth anniversary of the grant date and the recipient remains employed by us, the restricted stock will vest after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met. The restricted stock will also vest on a prorated basis in the event that the recipient dies or becomes disabled after we meet the first trigger but before the lapse of five years. The restricted stock will be forfeited, in whole or in part, as applicable, if the recipient's employment with us terminates prior to vesting. See the "Our Executive Compensation Program for Fiscal 2008 – Equity for Fiscal 2008" section of the CD&A and the "Potential Payments Upon Termination or Change in Control – Rights Under Post-Termination and Change in Control Arrangements" section below for more information regarding the equity awards made under the 2005 Incentive Plan in fiscal 2008.

Upon a change in control (as defined in the 2005 Incentive Plan), all awards outstanding under the 2005 Incentive Plan automatically become fully vested. For a discussion of the change in control provisions in the named executive officers' employment agreements and the 2005 Incentive Plan, see the narrative disclosure accompanying the Potential Payments Upon Termination or Change in Control tables below.

Grants of Plan-Based Awards in Fiscal 2008

The following table sets forth each award made to the named executive officers in fiscal 2008 under the 2006 Bonus Plan and the 2005 Incentive Plan.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards *(3)*			Estimated Future Payouts Under Equity Incentive Plan Awards *(4)*			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date *(1)* (b)	Award Date *(2)* -	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#)*(5)* (j)	($/Sh.) *(6)* (k)	($) (l)
Mr. Fishman	—	—	600,000	1,200,000	2,400,000	—	—	—	—	—	—	—
	3/7/08	3/5/08	—	—	—	—	165,000	—	—	—	—	3,474,900
	3/7/08	3/5/08	—	—	—	—	—	—	—	330,000	21.06	2,828,100
Mr. Cooper	—	—	132,000	264,000	528,000	—	—	—	—	—	—	—
	3/7/08	3/5/08	—	—	—	—	16,250	—	—	—	—	342,225
	3/7/08	3/5/08	—	—	—	—	—	—	—	48,750	21.06	417,788
Mr. Waite	—	—	206,250	412,500	825,000	—	—	—	—	—	—	—
	3/7/08	3/5/08	—	—	—	—	12,500	—	—	—	—	263,250
	3/7/08	3/5/08	—	—	—	—	—	—	—	37,500	21.06	321,375
Mr. Martin	—	—	156,000	312,000	624,000	—	—	—	—	—	—	—
	3/7/08	3/5/08	—	—	—	—	12,500	—	—	—	—	263,250
	3/7/08	3/5/08	—	—	—	—	—	—	—	37,500	21.06	321,375
Mrs. Bachmann	—	—	132,000	264,000	528,000	—	—	—	—	—	—	—
	3/7/08	3/5/08	—	—	—	—	16,250	—	—	—	—	342,225
	3/7/08	3/5/08	—	—	—	—	—	—	—	48,750	21.06	417,788

(1) As discussed in the "Our Executive Compensation Program for Fiscal 2008 – Equity Grant Timing" section of the CD&A, in fiscal 2008, the Board set as the grant date of these equity awards the second day following our release of results from our last completed fiscal year. This future date was established to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Compensation Committee or any employee manipulated the terms of the equity awards.

(2) The Award Date represents the date on which the Board authorized the equity-based award and set the grant date.

(3) The amounts in columns (c), (d) and (e) represent the named executive officers' floor, target and stretch bonus levels, respectively, for fiscal 2008 pursuant to the 2006 Bonus Plan which bonus levels are further described in the "Our Executive Compensation Program for Fiscal 2008 – Bonus for Fiscal 2008" section of the CD&A. For fiscal 2008, the named executive officers earned the amounts shown in column (g) of the Summary Compensation Table.

(4) The amounts in column (g) represent restricted stock awarded pursuant to the 2005 Incentive Plan, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2008 – Equity for Fiscal 2008" section of the CD&A. Because we met the first trigger (but not the second trigger) as a result of fiscal 2008 corporate performance, the restricted stock granted to the named executive officers in fiscal 2008 has not vested. The restricted stock granted in fiscal 2008 is expected to vest upon the earliest of: (i) the first trading day after we file with the SEC our Annual Report on Form 10-K for the year in which the second trigger is met; (ii) the opening of our first trading window that is five years after the grant date; or (iii) the death or disability of the named executive officer (in which case 20% of the award will vest for each consecutive year of employment completed from the grant date to the date of death or disability). There are no thresholds or maximums applicable to the restricted stock awards included in column (g).

(5) The amounts in column (j) represent NQSOs awarded pursuant to the 2005 Incentive Plan, which awards are described in the narrative preceding this table and the "Our Executive Compensation Program for Fiscal 2008 – Equity for Fiscal 2008" section of the CD&A.

(6) Pursuant to the terms of the 2005 Incentive Plan, the exercise price of the fiscal 2008 stock option awards is equal to an average trading price of our common shares on the grant date. We believe this method is preferable to using the closing market price (which was $20.76 on the grant date), as it is less vulnerable to market activity that may have only an instantaneous effect, positively or negatively, on the price of our common shares.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table sets forth, as of the end of fiscal 2008, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards					Stock Awards			
Name (a)	**Number of Securities Underlying Unexercised Options (#) Exercisable (b)**	**Number of Securities Underlying Unexercised Options (#) Unexercisable (c)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)**	**Option Exercise Price ($)(1) (e)**	**Option Expiration Date (f)**	**Number of Shares or Units of Stock That Have Not Vested (#) (g)**	**Market Value of Shares or Units of Stock That Have Not Vested ($) (h)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2) (i)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)**
Mr. Fishman	142,008	125,000	—	*11.19	7/11/2012	—	—	—	—
	50,000	100,000	—	12.66	2/24/2013	—	—	—	—
	62,500	187,500	—	28.73	3/13/2014	—	—	—	—
	—	330,000	—	21.06	3/7/2015	—	—	—	—
	—	—	—	—	—	—	—	290,000	3,900,500
Mr. Cooper	20,000	—	—	*14.28	2/2/2014	—	—	—	—
	—	20,500	—	12.66	2/24/2013	—	—	—	—
	9,375	28,125	—	28.73	3/13/2014	—	—	—	—
	—	48,750	—	21.06	3/7/2015	—	—	—	—
	—	—	—	—	—	—	—	28,750	386,688
Mr. Waite	15,000	—	—	*15.05	2/23/2014	—	—	—	—
	—	23,250	—	12.66	2/24/2013	—	—	—	—
	9,375	28,125	—	28.73	3/13/2014	—	—	—	—
	—	37,500	—	21.06	3/7/2015	—	—	—	—
	—	—	—	—	—	—	—	25,000	336,250
Mr. Martin	60,000	—	—	*14.35	12/1/2013	—	—	—	—
	9,550	10,750	—	12.66	2/24/2013	—	—	—	—
	7,500	22,500	—	28.73	3/13/2014	—	—	—	—
	—	37,500	—	21.06	3/7/2015	—	—	—	—
	—	—	—	—	—	—	—	22,500	302,625
Mrs. Bachmann	30,000	—	—	*14.20	3/25/2012	—	—	—	—
	6,000	—	—	*10.85	2/24/2013	—	—	—	—
	50,000	—	—	*15.05	2/23/2014	—	—	—	—
	10,250	20,500	—	12.66	2/24/2013	—	—	—	—
	9,375	28,125	—	28.73	3/13/2014	—	—	—	—
	—	48,750	—	21.06	3/7/2015	—	—	—	—
	—	—	—	—	—	—	—	28,750	386,688

(1) The stock option awards identified with an asterisk in column (e) were made pursuant to the 1996 Incentive Plan. All other stock option awards reflected in this table were made pursuant to the 2005 Incentive Plan. Stock option awards identified as having been made pursuant to the 1996 Incentive Plan vest on the anniversary of the grant date at the rate of 20% per year over the first five years of the 10 year option term, except that the stock option award made to Mr. Fishman under the 1996 Incentive Plan vests on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term. Stock option awards made under the 2005 Incentive Plan vest on the anniversary of the grant date at a rate of 25% per year over the first four years of the seven year option term.

(2) The restricted stock awards reported in column (i) were made in fiscal 2008 and fiscal 2007 pursuant to the 2005 Incentive Plan. The second trigger for the fiscal 2008 restricted stock awards is $2.03, and the second trigger for the fiscal 2007 restricted stock awards is $1.65. Based on our performance in fiscal 2008, we achieved the second trigger applicable to the fiscal 2007 restricted stock awards and those awards vested on March 31, 2009, the first trading day after we filed with the SEC our Annual Report on Form 10-K for fiscal 2008. We have not yet achieved the second trigger applicable to the fiscal 2008 restricted stock awards. For a description of the vesting terms of these restricted stock awards, which vesting terms are substantially similar except as described in the preceding sentences of this footnote, see the narrative preceding the Grants of Plan-Based Awards in Fiscal 2008 table and the "Our Executive Compensation Program for Fiscal 2008 – Equity for Fiscal 2008" section of the CD&A.

Option Exercises and Stock Vested in Fiscal 2008

The following table reflects all stock option exercises and the vesting of restricted stock held by each of the named executive officers during fiscal 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Mr. Fishman	107,992	2,556,973	—	—
Mr. Cooper	32,250	503,023	—	—
Mr. Waite	41,625	732,722	—	—
Mr. Martin	1,200	26,808	—	—
Mrs. Bachmann	—	—	—	—

Pension Benefits

Pension Plan and Supplemental Pension Plan

The Pension Plan is maintained only for certain employees whose hire date preceded April 1, 1994. Effective January 1, 1996, the benefits accrued under the Pension Plan for certain highly compensated individuals were frozen at the then current levels. The Supplemental Pension Plan is maintained only for those executives whose benefits were frozen under the Pension Plan on January 1, 1996. Based on their respective dates of hire, Mr. Waite is the only named executive officer eligible to participate in these plans, and Mr. Fishman, Mr. Cooper, Mr. Martin and Mrs. Bachmann may not participate in either plan.

The Pension Plan is intended to qualify under the IRC and comply with the Employee Retirement Security Income Act of 1974, as amended. The amount of the Big Lots' annual contribution to the Pension Plan is actuarially determined to accumulate sufficient funds to maintain projected benefits. The Supplemental Pension Plan constitutes a contract to pay benefits upon retirement. The Supplemental Pension Plan is designed to pay the same benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors.

Effective January 1, 1993, the annual retirement benefit payable upon retirement under the Pension Plan and the Supplemental Pension Plan was, and continues to be, equal to 1% of the average annual compensation during the participant's highest compensated five consecutive year period of employment with Big Lots multiplied by the years of service up to a maximum of 25 ("Normal Retirement Pension"), with participation and benefits being limited in and for any single year to one plan (not both plans) based on the participant's status as a highly compensated employee, as defined in the IRC. This benefit is payable when a participant reaches the normal retirement age of 65; however, the Pension Plan and Supplemental Pension Plan provide the option to retire early (generally at age 55) or to continue employment beyond the normal retirement age.

Under the Pension Plan and the Supplemental Pension Plan, a participant who has reached the age of 55 and has at least five years of service with us can elect to retire early and receive a reduced monthly pension commencing on the date of the participant's early termination. Alternatively, a participant who has reached the age of 65 can elect to continue employment with us and continue participation in either the Pension Plan or Supplemental Pension Plan until the participant retires, at which point the participant shall receive his Normal Retirement Pension. Participants who terminate employment due to a disability are entitled to a pension amount equal to the actuarially-determined present value of the Normal Retirement Pension. The spouse of a participant who dies before retirement is entitled to receive an amount equal to the actuarially-determined present value of the Normal Retirement Pension reduced for the period of time that the participant's death or 25th anniversary of employment, if later, precedes the normal retirement age. A participant who terminates employment for any reason other than death or retirement may receive a reduced pension amount determined based on the number of years the participant worked for Big Lots.

Normally, a participant will receive a monthly payment from the Pension Plan upon reaching the normal age of retirement (or earlier if the participant elects the early retirement option). Alternatively, a participant may elect to receive a lump sum payment of the entire actuarial equivalent of the participant's accrued retirement pension or a reduced pension payable over a fixed number of months or elect the purchase of an annuity contract equivalent in value to the actuarial equivalent of the participant's accrued retirement pension. Under the Supplemental Pension Plan, upon reaching the normal retirement age (or earlier if the participant elects the early retirement option) or upon a change in control, a participant will receive a lump sum payment of the entire actuarial equivalent of the participant's retirement pension accrued thereunder.

For purposes of calculating benefits under the Pension Plan, compensation is defined to include the monthly equivalent of the total cash remuneration paid for services rendered during a plan year prior to salary reductions pursuant to Sections 401(k) or 125 of the IRC, including bonuses, incentive compensation, severance pay, disability payments and other forms of irregular payments. The table below illustrates the amount of annual benefits payable at age 65 to a person with the specified five year average compensation and years of service under the Pension Plan combined with the Supplemental Pension Plan.

Final Average Compensation	**Years of Service**			
	10	**15**	**20**	**25**
$100,000	$10,000	$15,000	$20,000	$25,000
$125,000	$12,500	$18,750	$25,000	$31,250
$150,000	$15,000	$22,500	$30,000	$37,500
$175,000	$17,500	$26,250	$35,000	$43,750
$200,000	$20,000	$30,000	$40,000	$50,000
$225,000	$21,800	$32,700	$43,600	$54,500

The maximum annual benefit payable under the Pension Plan is restricted by the IRC ($185,000 for calendar year 2008). At January 31, 2009, the maximum five year average compensation taken into account for benefit calculation purposes was $218,000. The compensation taken into account for benefit calculation purposes is limited by law ($230,000 for calendar year 2008), and is subject to statutory increases and cost-of-living adjustments in future years. Income recognized as a result of the exercise of stock options and the vesting of restricted stock is disregarded in computing benefits under the Pension Plan. A participant may elect whether the benefits are paid in the form of a single life annuity, a joint and survivor annuity or as a lump sum upon reaching the normal retirement age of 65.

Pension Benefits Table for Fiscal 2008

The following table reflects the number of years of credited service and the present value of accumulated benefits payable to Mr. Waite under the Pension Plan and the Supplemental Pension Plan. See Note 8 (Employee Benefit Plans) to the consolidated financial statements and the "Critical Accounting Policies and Estimates – Pension" section of the MD&A in our Form 10-K regarding the interest rate, mortality rate and other assumptions underlying the calculations in this table.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. Fishman	N/A	—	—	—
Mr. Cooper	N/A	—	—	—
Mr. Waite	Pension Plan	20	25,784	—
	Supplemental Pension Plan	20	118,079	—
Mr. Martin	N/A	—	—	—
Mrs. Bachmann	N/A	—	—	—

Nonqualified Deferred Compensation

Supplemental Savings Plan

All of the named executive officers, as well as substantially all other full-time employees, are eligible to participate in the Savings Plan, our "401(k) plan." The Supplemental Savings Plan is maintained for those executives participating in the Savings Plan who desire to contribute more than the amount allowable under the Savings Plan. The Supplemental Savings Plan constitutes a contract to pay deferred compensation and limits deferrals in accordance with prevailing tax law. The Supplemental Savings Plan is designed to pay the deferred compensation in the same amount as if contributions had been made to the Savings Plan. We have no obligation to fund the Supplemental Savings Plan, and all assets and amounts payable under the Supplemental Savings Plan are subject to the claims of our general creditors.

In order to participate in the Savings and Supplemental Savings Plans, an eligible employee must satisfy applicable age and service requirements and must make contributions to such plans ("Participant Contributions"). Participant Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings and Supplemental Savings Plans and selected by the participant. All Participant Contributions are matched by us ("Registrant Contributions") at a rate of 100% for the first 2% of salary contributed and 50% for the next 4% of salary contributed. Additionally, the amount of the Registrant Contribution is subject to the maximum annual compensation that may be taken into account for benefit calculation purposes under the IRC ($230,000 for calendar year 2008). Accordingly, the maximum aggregate Registrant Contribution that could be made to a named executive officer participating in the Savings and Supplemental Savings Plans was $9,200 for fiscal 2008.

Under the Savings Plan and the Supplemental Savings Plan, 25% of the Registrant Contributions vests annually beginning on the second anniversary of the employee's hiring. Under both plans, a participant who has terminated employment with Big Lots is entitled to all funds in his or her account, except that if termination is for a reason other than retirement, disability or death, then the participant is entitled to receive only the Participant Contributions and the vested portion of the Registrant Contributions. All other unvested accrued benefits pertaining to Registrant Contributions will be forfeited. Upon a change in control, the participant will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan.

Nonqualified Deferred Compensation Table for Fiscal 2008

The following table reflects the contributions to, earnings in and balance of each named executive officer's account held under the Supplemental Savings Plan.

Name (a)	Executive Contributions in Last FY ($)*(1)* (b)	Registrant Contributions in Last FY ($)*(2)* (c)	Aggregate Earnings in Last FY ($)*(3)* (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)*(4)* (f)
Mr. Fishman	—	—	—	—	—
Mr. Cooper	73,492	4,830	(107,131)	—	211,206
Mr. Waite	20,421	4,830	(249,718)	—	505,124
Mr. Martin	25,292	4,830	(123,591)	—	196,239
Mrs. Bachmann	13,056	4,830	(18,247)	—	91,626

(1) The amounts in this column are included in their respective fiscal 2008 "Salary" reported in the Summary Compensation Table.

(2) The amounts in this column are included in the "All Other Compensation" column of the Summary Compensation Table for fiscal 2008.

(3) The amounts in this column are not included in the Summary Compensation Table as these amounts reflect only the losses on the investments designated by the named executive officer in his or her Supplemental Savings Plan account in fiscal 2008 (i.e., depreciation in account value). The amounts in this column do not include any above-market or preferential earnings, as defined by Item 402(c)(2)(viii) of Regulation S-K and the instructions thereto.

(4) $109,861, $47,675, $150,347 and $42,333 of the amounts in this column were previously reported as compensation to Mr. Cooper, Mr. Waite, Mr. Martin and Mrs. Bachmann, respectively, in the Summary Compensation Table for previous years.

Potential Payments Upon Termination or Change in Control

The "Rights Under Post-Termination and Change in Control Arrangements" section below addresses the rights of the named executive officers under their employment agreements and other compensation arrangements upon a change in control or in the event their employment with us is terminated. The "Estimated Payments if Triggering Event Occurred at 2008 Fiscal Year End" section below reflects the payments that may be received by each named executive officer (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us is terminated: (i) involuntarily without cause; (ii) in connection with the executive's disability; (iii) upon the executive's death; or (iv) in connection with a change in control.

Rights Under Post-Termination and Change in Control Arrangements

Under each employment agreement, if a named executive officer is terminated for cause or due to his or her voluntary resignation, we have no further obligation to pay any unearned compensation or to provide any future benefits to the executive.

If terminated without cause, Mr. Fishman would continue to receive his salary for two years and each of the other named executive officers would continue to receive his or her respective salary for one year. Each named executive officer would receive a lump sum payment equal to two times his or her respective salary if terminated in connection with a change in control (as discussed below). Additionally, each named executive officer (i) is eligible (based on our achievement of at least the corporate performance amount corresponding to the floor bonus level) to receive a prorated bonus for the fiscal year in which his or her termination is effective if he or she is terminated without cause or in connection with his or her death or disability, and (ii) will receive two times his or her stretch bonus if terminated following a change in control.

If a change in control occurs, then all outstanding stock options become exercisable upon the change in control to the full extent of the original grant and all unvested restricted stock vests. Upon the named executive officer's termination of employment, all exercisable stock options then held may be exercised until the earlier of the stock option award expiration date or one year after termination of employment. Additionally, if termination of employment results from death or disability, then unvested restricted stock awards made under the 2005 Incentive Plan will vest in increments of 20% for each consecutive year of employment completed since the grant date if the first trigger is met while employed. Any restricted stock awards not vested at termination of employment, for reasons other than death or disability, shall be forfeited.

Each named executive officer is entitled to receive continued healthcare coverage for up to two years following a termination without cause or if terminated in connection with a change in control, plus the amount necessary to reimburse him or her for the taxes he or she would be liable for as a result of such continued healthcare coverage ("Tax Gross-Up Amount"). Upon a change in control, each participating named executive officer will receive a lump sum payment of all amounts (vested and unvested) under the Supplemental Savings Plan. (See the "Nonqualified Deferred Compensation" section above for more information regarding the Supplemental Savings Plan and the named executive officers' aggregate balances under such plans at the end of fiscal 2008.) Additionally, if terminated without cause, Mr. Fishman is entitled to continue receiving an automobile or automobile allowance for two years, and the other named executive officers are entitled to continue receiving an automobile or automobile allowance for one year.

If the payments received by a named executive officer in connection with a change in control constitute an "excess parachute payment" under Section 280G of the IRC, the named executive officer is entitled to reimbursement for any excise tax imposed under Section 4999 of the IRC, or the executive's benefits under his or her employment agreement will be reduced to the extent necessary to become one dollar less than the amount that would generate such excise tax, if this reduction results in a larger after-tax amount to the executive as compared to the excise tax reimbursement method ("Excise Tax Benefit"). The compensation payable on account of a change in control may be subject to the deductibility limitations of Sections 162(m) and 280G of the IRC.

Change in Control Described

Generally, pursuant to the 1996 Incentive Plan, the 2005 Incentive Plan and the Supplemental Savings Plan (as to amounts earned and vested before January 1, 2005, including earnings attributable to such amounts), a change in control is deemed to occur if:

- any person or group (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner, or has the right to acquire, 20% or more of our outstanding voting securities;
- a majority of the Board is replaced within any two year period by directors not nominated and approved by a majority of the directors in office at the beginning of such period (or their successors so nominated and approved), or a majority of the Board at any date consists of persons not so nominated and approved; or
- our shareholders approve an agreement to merge or consolidate with an unrelated company or an agreement to sell or otherwise dispose of all or substantially all of our assets to an unrelated company.

Consistent with the provisions of Section 409A and the Treasury Regulations promulgated thereunder, pursuant to the named executive officers' employment agreements, the 2006 Bonus Plan, the Supplemental Pension Plan and the Supplemental Savings Plan (as to all amounts earned and vested on or after January 1, 2005), a change in control is deemed to occur upon:

- the acquisition by any person or group (as defined under Section 409A) of our common shares that, together with any of our common shares then held by such person or group, constitutes more than 50% of the total fair market value or voting power in our outstanding voting securities;
- the acquisition by any person or group, within any one year period, of 30% or more of our outstanding voting securities;
- a majority of the Board is replaced during any one year period by directors whose appointment or election is not endorsed by a majority of the directors in office prior to the date of such appointment or election; or

- the acquisition by any person or group, within any one year period, of 40% or more of the total gross fair market value of all of our assets, as measured immediately prior to such acquisition(s).

Notwithstanding the foregoing definitions, pursuant to the named executive officers' employment agreements, the 1996 Incentive Plan, the 2005 Incentive Plan and the 2006 Bonus Plan, a change in control does not include any transaction, merger, consolidation or reorganization in which we exchange, or offer to exchange, newly issued or treasury shares in an amount less than 50% of our then-outstanding voting securities for 51% or more of the outstanding voting securities of an unrelated company or for all or substantially all of the assets of such unrelated company.

Pursuant to the employment agreements, a named executive officer's termination in connection with a change in control is generally deemed to occur if, during the applicable protection period (as discussed in the next paragraph), we or any other party to the change in control (e.g., the unrelated acquirer or successor company):

- terminate the executive without cause;
- breach a term of the employment agreement; or
- constructively terminate the executive (i.e., the executive resigns due to the imposition of a material adverse change in the executive's duties, compensation or reporting relationships after our failure to cure such condition).

The protection period afforded to Mr. Fishman consists of the six months preceding a change in control and the two years following a change in control. The protection period afforded to the other named executive officers consists of the three months preceding a change in control and the two years following a change in control.

Estimated Payments if Triggering Event Occurred at 2008 Fiscal Year-End

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Amounts are calculated based on compensation levels and benefits effective at January 31, 2009, the end of fiscal 2008.
- As noted in the "Non-Equity Incentive Plan Compensation" row in the tables below, the amounts payable under the 2006 Bonus Plan upon termination: (i) without cause or due to disability or death are based on the bonus actually earned by the applicable named executive officer for fiscal 2008 performance (which amounts would be prorated if the executive was terminated prior to the end of the fiscal year for which the bonus was earned); and (ii) in connection with a change in control are equal to two times the named executive officer's stretch bonus.
- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect, consistent with the assumptions that would be used to estimate the cost of these benefits for financial reporting purposes under generally accepted accounting principles, the current monthly cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) applied to each month these benefits would be provided by the named executive officer's employment agreement if terminated involuntarily without cause or in connection with a change in control. Included in the amounts shown in the "Healthcare Coverage" row in the tables below are the related Tax Gross-Up Amounts. The Tax Gross-Up Amount would be paid under the terms of the named executive officer's employment agreement.
- The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the named executive officer's monthly salary, up to a maximum of $25,000 per month in accordance with the long-term disability insurance we maintain for our named executive officers. This benefit is payable until the named executive officer is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which a named executive officer may be disabled, we have presented only one month of disability benefits in the tables below.

- The amounts in the "Accelerated Equity Awards" row in the tables below include the value of all unvested stock options that were in-the-money at the end of fiscal 2008 (minus the aggregate stock option exercise prices) and all unvested restricted stock that would have vested on an accelerated basis had a change in control occurred as the end of fiscal 2008. These amounts do not reflect any equity awards that have vested or have been granted in fiscal 2009. The closing market price of our common shares on the final trading day on the NYSE during fiscal 2008 was $13.45 per share.

Steven S. Fishman

The following table reflects the payments that would have been due to Mr. Fishman in the event of a change in control or the termination of his employment on January 31, 2009.

	Event Occurring at January 31, 2009						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	2,400,000	—	—	—	2,400,000	—
Non-Equity Incentive Plan Compensation ($)	—	2,353,560	—	2,353,560	2,353,560	4,800,000	—
Healthcare Coverage ($)	—	48,730	—	—	—	48,730	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	42,238	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	4,262,000	4,262,000
Excise Tax Benefit ($)	—	—	—	—	—	0	0

Joe R. Cooper

The following table reflects the payments that would have been due to Mr. Cooper in the event of a change in control or the termination of his employment with us on January 31, 2009.

	Event Occurring at January 31, 2009						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	440,000	—	—	—	880,000	—
Non-Equity Incentive Plan Compensation ($)	—	517,792	—	517,792	517,792	1,056,000	—
Healthcare Coverage ($)	—	82,280	—	—	—	82,280	—
Long-Term Disability Benefit ($)	—	—	—	24,567	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	402,883	402,883
Excise Tax Benefit ($)	—	—	—	—	—	0	0

Brad A. Waite

The following table reflects the payments that would have been due to Mr. Waite in the event of a change in control or the termination of his employment with us on January 31, 2009. Additionally, assuming his employment terminated at the end of fiscal 2008, the estimated lump-sum present value of Mr. Waite's benefit under the Pension Plan and Supplemental Pension Plan would have been $180,428.

	Event Occurring at January 31, 2009						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	550,000	—	—	—	1,100,000	—
Non-Equity Incentive Plan Compensation ($)	—	809,050	—	809,050	809,050	1,650,000	—
Healthcare Coverage ($)	—	50,580	—	—	—	50,580	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	354,618	354,618
Excise Tax Benefit ($)	—	—	—	—	—	0	0

John C. Martin

The following table reflects the payments that would have been due to Mr. Martin in the event of a change in control or the termination of his employment with us on January 31, 2009.

	Event Occurring at January 31, 2009						
	Involuntary Termination with Cause	Involuntary Termination without Cause	Voluntary Termination	Termination upon Disability	Termination upon Death	Termination in Connection with a Change in Control	Change in Control (without termination)
Salary/Salary Continuation ($)	—	520,000	—	—	—	1,040,000	—
Non-Equity Incentive Plan Compensation ($)	—	611,936	—	611,936	611,936	1,248,000	—
Healthcare Coverage ($)	—	50,977	—	—	—	50,977	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	311,117	311,117
Excise Tax Benefit ($)	—	—	—	—	—	0	0

Lisa M. Bachmann

The following table reflects the payments that would have been due to Mrs. Bachmann in the event of a change in control or the termination of her employment with us on January 31, 2009.

	Event Occurring at January 31, 2009						
	Involuntary Termination with Cause	**Involuntary Termination without Cause**	**Voluntary Termination**	**Termination upon Disability**	**Termination upon Death**	**Termination in Connection with a Change in Control**	**Change in Control (without termination)**
Salary/Salary Continuation ($)	—	440,000	—	—	—	880,000	—
Non-Equity Incentive Plan Compensation ($)	—	517,792	—	517,792	517,792	1,056,000	—
Healthcare Coverage ($)	—	82,289	—	—	—	82,289	—
Long-Term Disability Benefit ($)	—	—	—	24,567	—	—	—
Use of Automobile/Automobile Allowance ($)	—	13,200	—	—	—	—	—
Accelerated Equity Awards ($)	—	—	—	—	—	402,883	402,883
Excise Tax Benefit ($)	—	—	—	—	—	0	0

AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of three outside directors of the Board. Our common shares are listed on the NYSE. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and the listing standards of the NYSE.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- the annual independent audit of our financial statements, the engagement of the independent registered public accounting firm, and the evaluation of the firm's qualifications, independence and performance;
- the performance of our internal audit function;
- the evaluation of enterprise risk issues; and
- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda to include all of its responsibilities and conducts a self-assessment and review of the charter annually. The Audit Committee believes it fulfilled its responsibilities under the charter in fiscal 2008.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent registered public accounting firm and the internal audit service provider, in each case without the presence of management, and discussions with our Chief Financial Officer and internal auditor in separate sessions, in each case without the presence of additional members of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During fiscal 2008, management completed the documentation, testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with its oversight, the Audit Committee received periodic updates provided by management and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Form 10-K, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in our Form 10-K related to its audit of (i) our consolidated financial statements and financial statement schedule and (ii) the effectiveness of our internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the evaluation thereof in fiscal 2009. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Registered Public Accounting Firm

The Audit Committee engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for fiscal 2008. Deloitte & Touche LLP has served as our independent registered public accounting firm since October 1989. The Audit Committee annually selects our independent registered public accounting firm.

Audit and Non-Audit Services Pre-Approval Policy

Pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2008, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm to assure that the provision of those services does not impair the firm's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services that have not been pre-approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The fees billed to us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2008 ($)	Fiscal 2007 ($)
Audit Fees	1,354	1,348
Audit-Related Fees *(1)*	—	27
Tax Fees *(2)*	28	296
All Other Fees *(3)*	2	2
Total Fees	1,384	1,673

(1) For fiscal 2007, the audit-related fees principally related to accounting consultation.

(2) For fiscal 2008, the tax fees principally related to tax compliance services. For fiscal 2007, the tax fees principally related to tax planning, tax consultation and tax compliance services.

(3) Online subscription fee for technical accounting support.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2008 with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements for fiscal 2008 be included in our Form 10-K for filing with the SEC.

Members of the Audit Committee

Philip E. Mallott, Chair
Jeffrey P. Berger
Russell Solt

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2009

At its March 3, 2009 meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2009. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not approve the ratification of the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2009.

PROPOSAL THREE: SHAREHOLDER PROPOSAL REGARDING MAJORITY VOTING IN UNCONTESTED DIRECTOR ELECTIONS

We have been notified by the United Brotherhood of Carpenters Pension Fund ("proponent") that it intends to present the following shareholder proposal for consideration at the Annual Meeting. The proponent, whose address is 101 Constitution Avenue, N.W., Washington, D.C. 20001, beneficially owns 1,335 of our common shares. We are not responsible for the content of the shareholder proposal and the proponent's supporting statement, which are presented below as they were submitted to us. The Board recommends a vote AGAINST the shareholder proposal.

Shareholder Proposal and Supporting Statement

"Director Election Majority Vote Standard Proposal

Resolved: *That the shareholders of Big Lots, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.*

Supporting Statement: *In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly*

well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or articles of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to initiate the process to establish a majority vote standard in the Company's governance documents."

Board of Directors' Statement in Opposition to Shareholder Proposal

After careful consideration, the Board recommends a vote AGAINST the shareholder proposal because:

- we have already adopted a majority vote policy that addresses the proponent's concerns;
- we have a history of electing highly qualified directors by a substantial majority;
- we have strong corporate governance practices;
- the shareholder proposal may adversely impact us; and
- the shareholder proposal creates uncertainty.

We Have Already Adopted a Majority Vote Policy

The shareholder proposal requests that we adopt a voting standard for director elections that differs from the plurality voting standard, the current default standard under Ohio law. We are incorporated in Ohio and, subject to our majority vote policy discussed below, our shareholders elect our directors by plurality voting. Under the plurality voting standard, the nominees who receive the most affirmative votes are elected to serve as directors.

The Board is cognizant of recent developments with respect to majority voting in director elections. In fact, to address concerns presented in the shareholder proposal, we adopted a majority vote policy as part of our Corporate Governance Guidelines, which can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. Our majority vote policy provides that, in an uncontested election, any director nominee who receives fewer votes "for" his or her election than votes "withheld" from such election must promptly tender his or her resignation from the Board. In such a case:

- The Nominating/Corporate Governance Committee will promptly consider the resignation and recommend to the Board whether to accept the resignation or to take other action.
- The Board will act on the recommendation of the Nominating/Corporate Governance Committee no later than 100 days following the certification of the shareholder vote.
- We will promptly publicly disclose the decision of the Board in a press release or a report to the SEC.
- The director who tendered his resignation will not participate in the recommendation of the Nominating/ Corporate Governance Committee or the consideration of the tendered resignation by the Board.

We believe our majority vote policy effectively addresses the proponent's concerns by ensuring that our shareholders continue to have a meaningful role in director elections, while preserving the ability of the Board to act in the best interests of Big Lots and our shareholders by considering all relevant factors and exercising its independent judgment on a case-by-case basis. In addition, our response to the shareholder proposal is consistent with the approach taken by other public companies, including Kellogg Company, The Sherwin-Williams Company, Kohl's Corporation, Caterpillar Inc. and PACCAR Inc. Shareholders at those companies, which had majority vote policies similar to our policy, rejected shareholder proposals requesting the adoption of a majority vote standard.

We Have a History of Electing Highly Qualified Directors by a Substantial Majority

The Nominating/Corporate Governance Committee, which is comprised entirely of independent directors, applies a rigorous set of criteria in identifying director nominees who it believes will best serve the interests of Big Lots and our shareholders. In addition, the Nominating/Corporate Governance Committee has established procedures to consider and evaluate persons recommended by our shareholders. As a result of these practices, our shareholders have consistently elected, by a plurality, highly qualified directors, substantially all of whom have been independent within standards adopted by the NYSE.

The proponent asserts that under the plurality voting standard a nominee can be elected with "as little as a single affirmative vote, even if a substantial majority of the votes cast are 'withheld' from the nominee." However, that remote, theoretical possibility does not accurately reflect the actual results we have experienced using the plurality voting standard. Under the plurality voting standard, our shareholders consistently have supported to a significant degree our director nominees. For example, in the last three years, our director nominees have, on average, received from our shareholders the affirmative vote of 95% of the votes cast in director elections, and no director nominee has received fewer than 86% of the votes cast. Therefore, it is not likely that the amendment to our articles of incorporation advanced by the proponent would change the results of an election of our directors.

We Have Strong Corporate Governance Practices

Our strong corporate governance practices have been recognized by RiskMetrics Group (parent company of Institutional Shareholder Services, Inc. (ISS)). According to its March 10, 2009 rankings, RiskMetrics ranked us first in the retail industry and second among the S&P 500 (outperforming 99.8% of the companies in the S&P 500), as measured by the RiskMetrics Group Corporate Governance Quotient (CGQ).

The Shareholder Proposal May Adversely Impact Us

Implementing the majority voting standard in our articles of incorporation could have unintended adverse consequences for us. For example, as an NYSE listed company, we must comply with listing standards that include requirements for maintaining independent directors and directors with particular qualifications. The Nominating/Corporate Governance Committee and the Board consider these requirements when selecting director nominees. The majority voting standard could result in the failure to elect the requisite number of independent directors or directors with the requisite qualifications, which would, in turn, violate the applicable NYSE listing standards and/or federal securities laws. Similarly, the majority voting standard could leave the Board with an insufficient number of directors to conduct business or perform its duties. By contrast, the plurality voting standard promotes stability in our governance processes by ensuring that a full slate of directors is elected at each annual meeting of shareholders and that we can remain in compliance with the applicable NYSE listing standards and federal securities laws.

The Shareholder Proposal Creates Uncertainty

Plurality voting has long been the accepted voting standard among large public companies for the election of directors. Consequently, the rules governing plurality voting are well established and understood. In contrast to our majority vote policy, the majority voting standard advanced by the proponent creates uncertainty and involves potential issues for which there is little precedent. For example, under Ohio law, an incumbent director who is not re-elected is considered a hold-over director and continues to serve until his or her successor is elected and qualified or until his earlier resignation, removal from office or death. Therefore, even if our articles of incorporation are amended as suggested by the proponent, such an amendment would not give us the authority to force a director who failed to receive a majority vote to leave the Board before his or her successor is elected at a

subsequent shareholder meeting. Conversely, under our existing majority vote policy, a director who receives fewer "for" votes than "withhold" votes is required to promptly tender his or her resignation. The Board, in turn, will act on the tendered resignation after considering all relevant factors in a process that will be publicly disclosed.

In addition, a Task Force of the American Bar Association Committee on Corporate Law studied the benefits and detriments associated with a majority voting standard for director elections and decided not to recommend a majority voting standard, stating:

> "The Committee believes that it is not advisable to alter the existing plurality default rule. Although the Committee is mindful of the criticisms of plurality voting, the Committee is currently persuaded that the potential negative consequences of failed elections, combined with the uncertainty of applying an untested voting standard as the default rule for public corporations, warrants the retention of the plurality voting rule."

We remain committed to strong corporate governance and it is our fiduciary duty to act in the best interests of our shareholders. The proponent makes a generic, one-size-fits-all argument with respect to director elections that is neither necessary nor appropriate for us. Under the current plurality voting standard, our shareholders have consistently and overwhelmingly elected highly qualified directors. For the reasons presented above, we do not believe that our interests, or the interests of our shareholders, would be best served by approving the shareholder proposal or adopting the majority voting standard.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE SHAREHOLDER PROPOSAL REGARDING MAJORITY VOTING IN UNCONTESTED DIRECTOR ELECTIONS.

SHAREHOLDER PROPOSALS

Any proposals of shareholders which are intended to be presented at our 2010 annual meeting of shareholders must be received by our Corporate Secretary at our corporate offices on or before December 15, 2009 to be eligible for inclusion in our 2010 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at our 2010 annual meeting of shareholders without inclusion of that proposal in our 2010 proxy materials and written notice of the proposal is not received by our Corporate Secretary at our corporate offices on or before March 1, 2010, or if we meet other requirements of the SEC rules, proxies solicited by the Board for our 2010 annual meeting of shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting.

ANNUAL REPORT ON FORM 10-K

Our Form 10-K is included with this Proxy Statement in our 2008 Annual Report to Shareholders. Shareholders may also receive a copy of our Form 10-K without charge by writing to: Investor Relations, Big Lots, Inc., 300 Phillipi Road, Columbus, Ohio 43228-5311. Our Form 10-K may also be accessed in the Investor Relations section of our website (www.biglots.com) under the "SEC Filings" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing the Notice of Internet Availability (or, if applicable, paper copies of this Proxy Statement, the Notice of Annual Meeting of Shareholders and the proxy card) to shareholders of record on the record date, brokers, banks and other holders of record must, at our expense, provide our proxy materials to persons for whom they hold our common shares in order that such common shares may be voted. Solicitation may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with solicitation will not receive any additional compensation. The cost of the solicitation will be borne by us. We have also retained Georgeson Inc. to aid in the solicitation of proxies for a fee estimated to be $6,500, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One, Proposal Two and Proposal Three above. If any other matter is properly brought before the Annual Meeting for action by shareholders, common shares represented by proxies returned to us will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

CHARLES W. HAUBIEL II
Senior Vice President, Legal and Real Estate,
General Counsel and Corporate Secretary

April 14, 2009
Columbus, Ohio

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2009

Commission file number 1-8897

BIG LOTS, INC.
(Exact name of registrant as specified in its charter)

Ohio	**06-1119097**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Phillipi Road, P.O. Box 28512, Columbus, Ohio	**43228-5311**
(Address of principal executive offices)	(Zip Code)

(614) 278-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $2,503,412,224 on August 2, 2008, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the Registrant's Common Shares outstanding as of March 25, 2009 was 82,569,473.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 31, 2009

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	11
Item 3.	Legal Proceedings	12
Item 4.	Submission of Matters to a Vote of Security Holders	12
	Supplemental Item. Executive Officers of the Registrant	12
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	38
Item 8.	Financial Statements and Supplementary Data	39
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	74
Item 9A.	Controls and Procedures	74
Item 9B.	Other Information	75
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	75
Item 11.	Executive Compensation	75
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	75
Item 13.	Certain Relationships and Related Transactions, and Director Independence	76
Item 14.	Principal Accounting Fees and Services	76
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	76
	Signatures	80

PART I

ITEM 1. BUSINESS

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries (collectively referred to herein as "we," "us," and "our"), is the nation's largest broadline closeout retailer (see below for a discussion of closeout retailing). At January 31, 2009, we operated a total of 1,339 stores in 47 states. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Similar to many other retailers, our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years comprised of 52 weeks and some comprised of 53 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2009 ("2009") is comprised of the 52 weeks that began on February 1, 2009 and will end on January 30, 2010. Fiscal year 2008 ("2008") is comprised of the 52 weeks that began on February 3, 2008 and ended on January 31, 2009. Fiscal year 2007 ("2007") was comprised of the 52 weeks that began on February 4, 2007 and ended on February 2, 2008. Fiscal year 2006 ("2006") was comprised of the 53 weeks that began on January 29, 2006 and ended on February 3, 2007. Fiscal year 2005 ("2005") was comprised of the 52 weeks that began on January 30, 2005 and ended on January 28, 2006.

We manage our business on the basis of one segment: broadline closeout retailing. Please refer to the consolidated financial statements and related notes in this Annual Report on Form 10-K ("Form 10-K") for our financial information. We evaluate and report overall sales and merchandise performance based on the following key merchandising categories: Consumables, Home, Furniture, Hardlines, Seasonal, and Other. The Consumables category includes the food, health and beauty, plastics, paper, chemical, and pet departments. The Home category includes the domestics, stationery, and home decorative departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, and occasional furniture. The Hardlines category includes the electronics, appliances, tools, and home maintenance departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Other category includes the toy, jewelry, infant accessories, and apparel departments. Other also includes the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations. See note 12 to the accompanying consolidated financial statements for the net sales results of these categories for 2008, 2007, and 2006.

In May 2001, Big Lots, Inc. was incorporated in Ohio and was the surviving entity in a merger with Consolidated Stores Corporation, a Delaware corporation. By virtue of the merger, Big Lots, Inc. succeeded to all the business, properties, assets, and liabilities of Consolidated Stores Corporation.

Our principal executive offices are located at 300 Phillipi Road, Columbus, Ohio 43228, and our telephone number is (614) 278-6800. All of our operations were located within the United States of America at the end of each of the last three years.

Closeout Retailing

Closeout retailers purchase merchandise that generally results from production overruns, packaging changes, discontinued products, liquidations, or returns. As a result, closeout retailers generally can purchase most merchandise at lower costs and offer most merchandise at lower prices than those paid and offered by traditional discount retailers. We attempt to maximize the amount of closeout merchandise available in our stores and to offer merchandise with great value to our customers. We work closely with our vendors to obtain name brand merchandise that is easily recognizable by our customers. In addition to closeout merchandise, we stock many products on a consistent basis at our stores. This merchandise may not always be the same brand or may be off-brand because we attempt to provide our customers with merchandise at a price that represents a great value. For net sales by merchandise category and as a percent of total net sales, see the 2008 Compared To 2007 and 2007 Compared To 2006 sections of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

Real Estate

The following table compares the number of stores in operation at the beginning and end of each of the last five fiscal years:

	2008	2007	2006	2005	2004
Stores open at the beginning of the year	1,353	1,375	1,401	1,502	1,430
Stores opened during the year	21	7	11	73	103
Stores closed during the year	(35)	(29)	(37)	(174)	(31)
Stores open at the end of the year	1,339	1,353	1,375	1,401	1,502

As part of our real estate strategy initiated in the latter half of 2005, we closed a number of underperforming locations. Since that time, we have focused on improving profitability through managing our existing store base as opposed to through opening a high number of new stores. Over the last three years, the commercial real estate market demanded higher rent charges than our store operating model enabled us to pay and, as a result, we signed fewer new leases and opened fewer new stores than in previous years. During the latter half of 2007, the commercial real estate market began to soften and we believe we were able to favorably negotiate renewals for certain store leases which previously may have resulted in store closures. During 2008 and heading into 2009, we have been able to successfully negotiate a number of new store leases as the availability of space has improved and rental rates have begun to moderate. For additional information about our real estate strategy, see the accompanying MD&A.

The following table details our stores by state at January 31, 2009:

Alabama	28	Maine	6	Ohio	102
Arizona	34	Maryland	12	Oklahoma	16
Arkansas	9	Massachusetts	14	Oregon	11
California	176	Michigan	39	Pennsylvania	61
Colorado	21	Minnesota	5	Rhode Island	1
Connecticut	6	Mississippi	15	South Carolina	29
Delaware	3	Missouri	23	Tennessee	43
Florida	103	Montana	1	Texas	113
Georgia	57	Nebraska	3	Utah	10
Idaho	5	Nevada	12	Vermont	4
Illinois	34	New Hampshire	6	Virginia	36
Indiana	44	New Jersey	13	Washington	19
Iowa	3	New Mexico	13	West Virginia	18
Kansas	9	New York	45	Wisconsin	11
Kentucky	40	North Carolina	61	Wyoming	2
Louisiana	22	North Dakota	1	**Total stores**	**1,339**
				Number of states	**47**

Of our 1,339 stores, 37% operate in four states: California, Texas, Ohio, and Florida, and net sales from stores in these states represent 38% of our 2008 net sales.

Associates

At January 31, 2009, we had approximately 37,000 active associates comprised of 13,600 full-time and 23,400 part-time associates. Temporary associates hired during the fall and winter holiday selling season increased the number of associates to a peak of 41,400 in 2008. Approximately 63% of the associates employed throughout the year are employed on a part-time basis. We consider our relationship with our associates to be good, and we are not a party to any labor agreements.

Competition

We operate in the highly competitive retail industry and face strong sales competition from other general merchandise, discount, food, arts and crafts, and dollar store retailers. Additionally, we compete with a number of companies for retail site locations, to attract and retain quality employees, and to acquire our broad assortment of closeout merchandise from vendors.

Purchasing

An integral part of our business is the sourcing and purchasing of quality brand-name merchandise directly from manufacturers and other vendors typically at prices substantially below those paid by traditional retailers. We believe that we have built strong relationships with many brand-name vendors and we have capitalized on our purchasing power in the closeout marketplace, including our ability to pay timely, to source merchandise that provides exceptional value to our customers. We have the ability to source and purchase significant quantities of a vendor's closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to our vendors. Our sourcing channels also include bankruptcies, liquidations, and insurance claims. We supplement our traditional brand-name closeout purchases with various direct import and domestically-sourced merchandise, which represents merchandise that our customers consistently expect us to have in our stores or merchandise that we believe offers our customers a significant value. We expect that the unpredictability of the retail and manufacturing environments coupled with our dominant purchasing power position will continue to support our ability to source quality closeout merchandise at competitive prices.

We have a buying team with extensive closeout purchasing experience, which we believe has enabled us to develop successful long-term relationships with many of the largest and most recognized vendors in the United States. We believe that, as a result of these relationships and our experience and reputation in the closeout industry, many vendors offer buying opportunities to us prior to attempting to dispose of their merchandise through other channels.

Our merchandise is purchased from domestic and foreign vendors that provide us with multiple sources for each product category. In 2008, our top ten vendors accounted for 14% of total purchases (at cost) while the largest vendor accounted for approximately 3% of the aggregate.

During 2008, we purchased approximately 27% of our merchandise directly from overseas vendors, including 21% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks as described further in Item 1A in this Form 10-K.

Warehouse and Distribution

The majority of the merchandise sold by us is received and processed for retail sale and distributed to the retail locations from our five regional closeout distribution centers and one furniture distribution center. During 2008, we integrated the distribution of furniture out of our Columbus, Ohio furniture distribution center and into four of our regional closeout distribution centers. We believe this change allows us to more efficiently flow product to our stores primarily by reducing the transportation cost of furniture from the distribution centers to the stores because the regional distribution centers are generally located closer to the stores they service. In addition to the merchandise distribution centers, we operate warehouses in Ohio and California that distribute store fixtures and supplies. We manage the inventory levels of merchandise in our distribution centers so that we can distribute quickly and efficiently to our stores in order to maximize sales and our inventory turnover rate. We selected the locations of our distribution facilities in an attempt to minimize transportation costs and the distance from distribution facilities to our stores. Some of our vendors deliver merchandise directly to our stores. During the past three years, we implemented several warehouse, distribution, and outbound transportation initiatives, including but not limited to a vendor compliance program in 2006 that imposes strict documentation and packing requirements on shipments of merchandise that we receive in our distribution centers, an outbound transportation initiative in 2007 that led to a higher use of one-way carriers and thus a reduction in round trip carriers, the integration in 2008 of the Columbus, Ohio furniture distribution center into four of our regional distribution centers, and other transportation initiatives aimed at lowering our inbound and outbound transportation costs.

For further discussion of our warehouses and distribution facilities and related initiatives, refer to the Warehouse and Distribution section under Item 2, Properties, in this Form 10-K and the Cost Structure section included in our Overview section under Item 7, MD&A, in this Form 10-K.

Advertising and Promotion

Our brand image is an important part of our marketing program. Our principal trademarks, including the Big Lots® family of trademarks, have been registered with the U.S. Patent and Trademark Office. We use a variety of marketing approaches to promote our brand and retail position through television, internet, in-store point of purchase, and print media. The centerpiece of our marketing efforts is our television campaign which combines elements of strategic branding and promotion. These same elements are then used in all other consumer touch points. Our highly targeted media placement strategy uses national cable as the foundation of our television buys which is then supplemented with local broadcast in key markets. Our marketing program utilizes printed advertising circulars, which we design, in all markets that are served by our stores. In 2007 and 2008, we distributed multi-page circulars covering 26 and 27 weeks, respectively. In 2009, we expect to distribute circulars covering 27 weeks. We distribute circulars through a combination of newspaper insertions and mailings. We create regional versions of these circulars to take advantage of market differences caused by product availability, climate, and customer preferences. We continue to use our website (www.biglots.com) in order to improve the efficiency of communicating with our customers using the internet. In 2006, we overhauled and re-launched our website. Our on-line customer list, which we refer to as the Buzz Club, has grown from just over one million members at the end of 2006 to over four million members at the end of 2008. The Buzz Club is an important marketing tool which allows us to communicate in a cost effective manner with our core customer base, including e-mail delivery of our circulars. In addition, store promotional materials, including in-store signage, emphasize special bargains and significant values offered to customers.

Over the past five fiscal years, total advertising expense as a percentage of total net sales ranged from 2.2% to 2.3%. In 2008, advertising expense as a percentage of total net sales was 2.2%.

Seasonality

We have historically experienced, and expect to continue to experience, seasonal fluctuations, with a larger percentage of our net sales and operating profit realized in the fourth fiscal quarter. In addition, our quarterly net sales and operating profits can be affected by the timing of new store openings and store closings, the timing of television and circular advertising, and the timing of certain holidays. We historically receive a higher proportion of merchandise, carry higher inventory levels, and incur higher outbound shipping and payroll expenses in the third fiscal quarter in anticipation of increased sales activity during the fourth fiscal quarter. The fourth fiscal quarter typically includes a leveraging effect on operating results because net sales are higher and certain of our costs are fixed such as rent and depreciation.

The seasonality of our net sales and related merchandise inventory requirements influences our availability of and demand for cash or access to credit. We historically have maintained and drawn upon our credit facility to fund our working capital requirements, which typically peak slightly before or after the end of our third fiscal quarter. We historically have higher net sales, operating profits, and cash flow provided by operations in the fourth fiscal quarter which allows us to substantially repay our seasonal borrowings. In 2008, our borrowings under our $500.0 million unsecured credit facility entered into in October 2004 ("2004 Credit Agreement") were primarily driven by the execution of the $600.0 million share repurchase program authorized by our Board of Directors in March 2007 ("March 2007 Repurchase Program"), the $150.0 million share repurchase program authorized by our Board of Directors in November 2007 ("November 2007 Repurchase Program"), and our seasonal borrowing requirements as discussed above. In 2008, total borrowings under the 2004 Credit Agreement peaked at approximately $300 million in early November. As of January 31, 2009, our borrowings under the 2004 Credit Agreement were $61.7 million. We expect that borrowings will vary throughout 2009 depending on various factors, including our seasonal need to acquire merchandise inventory prior to peak selling seasons and the timing and amount of sales to our customers. The 2004 Credit Agreement terminates in October 2009. We expect to execute a new bank credit facility by the end of the second quarter of 2009. For additional information on the 2004 Credit Agreement, a discussion of our sources and uses of funds, and our efforts to execute a new bank credit facility, see the Capital Resources and Liquidity section under Item 7, MD&A, in this Form 10-K.

Available Information

We make available, free of charge, through the "Investor Relations" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

In this Form 10-K, we incorporate by reference certain information from parts of our Proxy Statement for our 2009 Annual Meeting of Shareholders ("2009 Proxy Statement").

In the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions, the following information relating to our corporate governance may be found: Corporate Governance Standards; charters of our Board of Directors' Audit, Compensation, and Nominating/ Corporate Governance Committees; Code of Business Conduct and Ethics; Code of Ethics for Financial Professionals; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers. The Code of Business Conduct and Ethics applies to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals applies to our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein) and contains provisions specifically applicable to the individuals serving in those positions. We intend to post amendments to and waivers from, if any, our Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers) and our Code of Ethics for Financial Professionals in the "Investor Relations" section of our website (www.biglots.com) under the "Corporate Governance" caption. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary. The contents of our websites are not part of this report.

ITEM 1A. RISK FACTORS

The statements in this section describe the major risks to our business and should be considered carefully. In addition, these statements constitute cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our disclosure and analysis in this Form 10-K and in our 2008 Annual Report to Shareholders contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "should," "may," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, forward-looking statements include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, or projected. You should bear this in mind as you consider forward-looking statements.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Also note that we provide the following cautionary discussion of risks, uncertainties, and assumptions relevant to our businesses. There can be no assurances that we have correctly and completely identified, assessed, and accounted for all factors that do or may affect our business, financial condition, results of operations, and liquidity. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we presently believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all of the forward-looking statements are qualified by these cautionary statements, and there can be no assurance that the results or developments we anticipate will be realized or that they will have the expected effects on our business or operations. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one, or a combination, of which could materially affect our business, financial condition, results of operations, or liquidity. These factors may include, but are not limited to:

The current conditions in the financial markets combined with the current economic conditions (including falling home prices, increased levels of unemployment, foreclosures on mortgages, bankruptcies, and reduced access to credit) are extraordinary and give rise to risks and uncertainties that may adversely affect our capital resources, financial condition, results of operations, and liquidity including, but not limited to the following:

- Consumers may defer or elect to forego purchases in response to tighter credit and negative financial news. Reduced consumer spending may reduce our net sales, which could lower our profitability and limit our ability to convert merchandise inventories to cash.
- Fluctuating commodity prices, including but not limited to diesel fuel and other fuels used to generate power by utilities, may affect our gross profit and operating profit margins.
- The impact of these conditions on our vendors' businesses cannot be predicted. Our vendors may be negatively impacted due to insufficient availability of credit to fund their operations or insufficient demand for their products, which may affect their ability to fulfill their obligations to us.
- Our expectations regarding the demand for our merchandise may be inaccurate, which could cause us to under buy or over buy certain categories or departments of merchandise, which could result in customer dissatisfaction or excessive markdowns required to sell through the merchandise.
- The reaction of our competitors to the marketplace, including the emerging trend of liquidations occurring at bankrupt retailers, may drive our competitors, some of whom are better capitalized than us, to offer significant discounts or promotions on their merchandise, which could negatively affect our sales and profit margins.
- A downgrade in our credit rating could negatively affect our ability to access capital or increase the borrowing rates we pay.
- A further decline in the market value of our qualified defined benefit pension plan's ("Pension Plan") investment portfolios may affect our financial condition, results of operations, and liquidity.

Additionally, many of the effects and consequences of the financial crisis and broad economic downturn are currently unknown and beyond our control; any one or all of them could potentially have a material adverse impact on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to continue to successfully execute our operating strategies, our operating performance could be significantly impacted.

There is a risk that we will be unable to continue to meet or exceed our operating performance targets and goals in the future if our strategies and initiatives are unsuccessful. In 2008, we were able to meet or exceed many of our operating performance targets and goals that we announced in 2007. When announced, we expected

to meet these targets and goals by 2009. As a result of achieving these targets and goals one year early, we developed an updated strategic plan in 2008 that we intend to use as our roadmap for the next three years (see the accompanying MD&A for additional information concerning our operating strategy). The new plan includes a continued focus on merchandising, real estate, and cost structure.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail business is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, employees, products, real estate, and other aspects of our business with a number of other companies. Certain of our competitors have greater financial, distribution, marketing, and other resources that may be devoted to sourcing, promoting, and selling their merchandise. It is possible that increased competition or improved performance by our competitors may reduce our market share, gross margin, operating margin, and projected operating results, and may materially adversely affect our business and results of operations in other ways.

Further declines in general economic condition, consumer spending levels, and other conditions could lead to reduced consumer demand for our merchandise thereby materially adversely affecting our revenues and gross margin.

Our results of operations can be directly impacted by the health of the United States' economy. Our business and financial performance may be adversely impacted by current and future economic conditions, including factors that may restrict or otherwise negatively impact consumer financing, disposable income levels, unemployment levels, energy costs, interest rates, recession, inflation, the impact of natural disasters and terrorist activities, and other matters that influence consumer spending. The economies of four states (Ohio, Texas, California, and Florida) are particularly important as approximately 37% of our current stores operate in these states and 38% of our 2008 net sales occurred in these states.

Changes by vendors related to the management of their inventories may reduce the quantity and quality of brand-name closeout merchandise available to us or may increase our cost to acquire brand-name closeout merchandise, either of which may materially adversely affect our revenues and gross margin.

The products we sell are sourced from a variety of vendors with approximately half of our merchandise assortment being pre-planned and made according to our specifications and approximately half of our merchandise sourced on a closeout basis. The portion of our assortment that is pre-planned and made according to our specifications consists of imported merchandise (primarily furniture, seasonal, and portions of our home categories along with certain other classifications like toys) or merchandise that is re-orderable upon demand. For the closeout component of our business, we do not control the supply, design, function, availability, or cost of many of the products that we offer for sale. We depend upon the sufficient availability of closeout merchandise that we can acquire and offer at prices that represent a value to our customers, in order to meet or exceed our operating performance targets for gross margin. In addition, we rely on our vendors to provide us with quality merchandise. To the extent that certain of our vendors are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of closeout merchandise available to us could be materially reduced. If shortages or disruptions occur in the availability of closeout merchandise or if the quality of such merchandise is not acceptable to our customers or us, it is likely to have a material adverse effect on our sales and gross margin and may result in customer dissatisfaction.

We rely on vendors located in foreign countries for significant amounts of merchandise. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. Our business may be materially adversely affected by risks associated with international trade.

Global sourcing of many of the products we sell is an important factor in driving higher gross margin. During 2008, we purchased approximately 27% of our products directly from overseas vendors including 21% from vendors located in China. Our ability to find qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of the United States. Factors relating to foreign trade that are beyond our control include increased import duties, increased shipping costs, more restrictive quotas, loss of "most favored nation" trading status, currency and exchange rate fluctuations,

work stoppages, transportation delays, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions (including retaliation by the United States against foreign practices), political instability, the financial stability of vendors, merchandise quality issues, and tariffs. These and other issues affecting our vendors could materially adversely affect our business and financial performance.

Our inability to properly manage our inventory levels and offer merchandise that our customers want may materially adversely impact our business and financial performance.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against accumulating excess inventory as we seek to maintain appropriate in-stock levels. As stated above, we obtain approximately a quarter of our merchandise from vendors outside of the United States. These foreign vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities that we request. This usually requires us to order merchandise and enter into purchase order contracts for the purchase and manufacture of such merchandise well in advance of the time these products are offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. In addition, even though the lead time to obtain domestically-sourced merchandise is less, we attempt to maximize our gross margin and operating efficiency by delivering proper quantities of merchandise to our stores in a timely manner. If we do not accurately anticipate future demand for a particular product or the time it will take to replenish inventory levels, our inventory levels may not be appropriate and our results of operations may be negatively impacted.

We may be subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions, including various collective or class action lawsuits that are brought against us for alleged violations of the Fair Labor Standards Act ("FLSA") and state wage and hour laws. Due to the inherent uncertainties of litigation, we may not be able to accurately determine the impact on us of any future adverse outcome of such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost to us and may require us to devote substantial resources to defend ourselves. For a description of certain current legal proceedings, see note 10 to the accompanying consolidated financial statements.

We may be subject to risks associated with changes in laws, regulations, and accounting standards that may adversely affect our business and financial performance.

Changes in governmental regulations and accounting standards, including new interpretations and applications of accounting standards, may have adverse effects on our financial condition, results of operations, and liquidity.

The bankruptcy of our formerly owned KB Toys business may adversely affect our business and financial performance.

In December 2000, we sold the KB Toys business to KB Acquisition Corporation. On January 14, 2004, KB Acquisition Corporation and certain affiliated entities (collectively "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from their January 14, 2004 bankruptcy (with the new owner of the KB Toys business referred to as "KB-II"). On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information we have received subsequent to the December 11, 2008 bankruptcy filing, we believe we may have indemnification and guarantee obligations ("KB-II Bankruptcy Lease Obligations") with respect to 31 KB Toys store leases. In the fourth quarter of 2008, we accrued an estimated liability in the amount of $5.0 million related to KB-II Bankruptcy Lease Obligations. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity. For additional information regarding the KB Toys bankruptcies, see note 11 to the accompanying consolidated financial statements.

A significant decline in our operating profit and taxable income may impair our ability to realize the value of our long-lived assets and deferred tax assets.

We are required by accounting rules to periodically assess our property and equipment and deferred tax assets for realizability and recognize an impairment loss or valuation charge, if necessary. In performing these assessments, we use our historical financial performance to indicate to us whether we have potential impairments or valuation concerns and as evidence to support our assumptions about future financial performance. If our financial performance significantly declines, it could negatively affect the results of our assessments of the recoverability of our property and equipment and our deferred tax assets. This risk is heightened as a result of the current economic conditions; however, we did not recognize a material impairment or valuation allowance upon completing the assessments necessary for the accompanying consolidated financial statements. There is a risk that if our future operating results significantly decline, it could impair our ability to recover the value of our property and equipment and deferred tax assets. Impairment or valuation charges taken against property and equipment and deferred tax assets could be material and could have a material adverse impact on our capital resources, financial condition, results of operations, and liquidity (see the Critical Accounting Policies and Estimates section of our MD&A for further discussion of our accounting policies for long-lived assets and income taxes).

Our inability, if any, to comply with the terms of the 2004 Credit Agreement may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

We have the ability to borrow funds under the 2004 Credit Agreement and we utilize this ability at various times depending on operating or other cash flow requirements. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants may permit the lenders to restrict our ability to further access loans and letters of credit and may require the immediate repayment of any outstanding loans. If our financial performance is not in compliance with these covenants, it may have a material adverse effect on our capital resources, financial condition, results of operations, and liquidity.

Disruption in credit markets and volatility in equity markets may affect our ability to access sufficient funding beyond the maturity of the 2004 Credit Agreement in October 2009.

Our primary source of liquidity is cash flows from operations and, as necessary, access to the credit markets to fund our seasonal working capital, other capital, and operating expenditures. Specifically, we have used our revolving bank credit facility under the 2004 Credit Agreement to fund peak levels of working capital, which have historically occurred late in our third fiscal quarter or early in our fourth fiscal quarter, and to make other investments in the business for which we expect a future economic benefit. The termination of the 2004 Credit Agreement in October 2009 and the reduced availability and increased costs in the current credit market may impact our current operating and investing strategies. We intend to arrange for a new revolving credit facility to replace the expiring 2004 Credit Agreement. There can be no assurance that the credit markets will not deteriorate further which could adversely impact our ability to execute a new credit facility. If we were unable to access the credit markets and secure a new credit facility, we could face business disruptions. Also, costs associated with a new credit facility could increase our costs of funding our operations.

If we are unable to maintain or upgrade our information systems and software programs or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information systems for the efficient functioning of our business. We rely on certain software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. The software programs supporting many of our systems were licensed to us by independent software developers. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

If we are unable to successfully execute our SAP® for Retail system implementation, our operations may be disrupted or become less efficient.

In January 2008, we announced our plans to implement SAP® for Retail solutions over the next few years. New financial systems, including general ledger, accounts payable and fixed assets, were under development during 2008 and are planned for continued development and testing in 2009. We expect to place the new financial systems in service in 2010. A new core merchandising system is planned for development in 2009 and development and testing in 2010, with plans to place the new core merchandising system in service in 2011. The implementation of these systems is expected to have a pervasive impact on our information systems and across a significant portion of our general office operations, including merchandising, technology, and finance. If we are unable to successfully implement SAP® for Retail, it may have an adverse effect on our capital resources, financial condition, results of operations, and liquidity.

If we are unable to retain suitable store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores and a significant number of these leases expire or are up for renewal each year. Our strategy to improve our financial performance includes sales growth while managing the occupancy cost of each of our stores. If we are not able to negotiate favorable lease renewals, including the proper determination of which leases to renew, our financial position, results of operations, and liquidity may be negatively affected.

If we are unable to secure customer, employee, and company data, our reputation could be damaged and we could be subject to penalties or lawsuits.

The protection of our customer, employee, and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and constantly changing requirements across our business. In addition, our customers have a high expectation that we will adequately protect their personal information. A significant breach of customer, employee, or company data could damage our reputation and result in lost sales, fines, and/or lawsuits.

If we lose key personnel, it may have a material adverse impact on our future results of operations.

We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of services of any of these individuals could have a material adverse impact on our business. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train, and retain our senior executives and other qualified personnel.

The price of our common shares as traded on the New York Stock Exchange may be volatile.

Our stock price may fluctuate substantially as a result of factors beyond our control, including but not limited to, general economic and stock market conditions, risks relating to our business and industry as discussed above, strategic actions by us or our competitors, variations in our quarterly operating performance, our future sales or purchases of our common shares, and investor perceptions of the investment opportunity associated with our common shares relative to other investment alternatives.

We also may be subject to a number of other factors which may, individually or in the aggregate, materially or adversely affect our business. These factors include, but are not limited to:

- Events or circumstances could occur which could create bad publicity for us or for types of merchandise offered in our stores which may negatively impact our business results including sales;
- Infringement of our intellectual property, including the Big Lots trademarks, could dilute our value;
- Our ability to attract and retain suitable employees;
- Our ability to establish effective advertising, marketing, and promotional programs; and
- Other risks described from time to time in our filings with the SEC.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Retail Operations

All of our stores are located in the United States, predominantly in strip shopping centers, and have an average store size of approximately 29,800 square feet, of which an average of 21,400 square feet is selling square feet. The average cost to open a new store in a leased facility during 2008 was approximately $1.0 million, including cost of inventory. Except for 54 owned sites, all of our stores are leased. In 2008, we acquired, for $8.6 million, two store properties we were previously leasing. The 54 owned stores are located in the following states:

State	Stores Owned
Arizona	3
California	39
Colorado	3
Florida	2
Louisiana	1
New Mexico	2
Ohio	1
Texas	3
Total	54

Store leases generally obligate us for fixed monthly rental payments plus the payment, in most cases, of our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance. Some leases require the payment of a percentage of sales in addition to minimum rent. Such payments generally are required only when sales exceed a specified level. Our typical store lease is for an initial minimum term of five to 10 years with multiple five-year renewal options. Sixty-one store leases have sales termination clauses which can result in our exiting a location at our option if certain sales volume results are not achieved.

The following table summarizes the number of store lease expirations in each of the next five fiscal years and the total thereafter. In addition, as stated above, many of our store leases have renewal options. The table also includes the number of leases that are scheduled to expire each year that do not have a renewal option. The information includes stores with more than one lease and leases for stores not yet open. It excludes 11 month-to-month leases and 54 owned locations.

Fiscal Year:	Expiring Leases	Leases Without Options
2009	247	45
2010	249	45
2011	237	31
2012	182	19
2013	237	31
Thereafter	152	12

Warehouse and Distribution

At January 31, 2009, we own or lease approximately 10.2 million square feet of distribution center and warehouse space. We operated five regional closeout distribution centers strategically placed across the United States and a furniture distribution center in California. Our regional closeout distribution centers are owned and located in Ohio, California, Alabama, Oklahoma, and Pennsylvania. In addition to these merchandise distribution centers, we own or lease warehouses in Ohio and California that distribute store fixtures and supplies. The regional closeout distribution centers utilize warehouse management technology, which enables high accuracy and efficient processing of merchandise from vendors to our retail stores. The combined output of our merchandise distribution facilities was approximately 2.5 million cartons per week in 2008. Certain vendors deliver merchandise directly to our stores. We attempt to get merchandise from our vendors to the sales floor in the most effective manner.

The number of owned and leased warehouse and distribution facilities and the corresponding square footage of the facilities by state at January 31, 2009, were as follows:

State	Owned	Leased	Total	Square Footage Owned	Square Footage Leased	Square Footage Total
				(Square footage in thousands)		
Ohio	1	2	3	3,559	731	4,290
California	1	1	2	1,423	467	1,890
Alabama	1	—	1	1,411	—	1,411
Oklahoma	1	—	1	1,297	—	1,297
Pennsylvania	1	—	1	1,295	—	1,295
Total	5	3	8	8,985	1,198	10,183

Corporate Office

We own the facility in Columbus, Ohio that serves as our general office for corporate associates.

ITEM 3. LEGAL PROCEEDINGS

No response is required under Item 103 of Regulation S-K. For a discussion of certain litigated matters, please refer to note 10 to the accompanying consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers at January 31, 2009 were as follows:

Name	Age	Offices Held	Officer Since
Steven S. Fishman	57	Chairman, Chief Executive Officer and President	2005
John C. Martin	58	Executive Vice President, Merchandising	2003
Brad A. Waite	51	Executive Vice President, Human Resources, Loss Prevention and Risk Management	1998
Lisa M. Bachmann	47	Senior Vice President, Merchandise Planning/Allocation and Chief Information Officer	2002
Christopher T. Chapin	45	Senior Vice President, Store Operations	2008
Robert C. Claxton	54	Senior Vice President, Marketing	2005
Joe R. Cooper	51	Senior Vice President and Chief Financial Officer	2000
Charles W. Haubiel II	43	Senior Vice President, Legal and Real Estate, General Counsel and Corporate Secretary	1999
Norman J. Rankin	52	Senior Vice President, Big Lots Capital and Wholesale	1998
Robert S. Segal	54	Senior Vice President, General Merchandise Manager	2005
Harold A. Wilson	60	Senior Vice President, Distribution and Transportation Services	1995
Timothy A. Johnson	41	Vice President, Strategic Planning and Investor Relations	2004
Paul A. Schroeder	43	Vice President, Controller	2005

Steven S. Fishman became Chairman, Chief Executive Officer and President in July 2005. Prior to joining us, Mr. Fishman was the President, Chief Executive Officer and Chief Restructuring Officer of Rhodes, Inc., a furniture retailer. Rhodes, Inc. filed for bankruptcy on November 4, 2004. Mr. Fishman also was Chairman and Chief Executive Officer of Frank's Nursery & Crafts, Inc., a lawn and garden specialty retailer, which filed for bankruptcy on September 8, 2004, and President and Founder of SSF Resources, Inc., an investment and consulting firm.

John C. Martin is responsible for merchandising. Prior to joining us in 2003, Mr. Martin was President of Garden Ridge Corporation, an arts and crafts retailer. Garden Ridge Corporation filed for bankruptcy on February 2, 2004. Mr. Martin also served as President and Chief Operating Officer of Michaels Stores, Inc., an arts and crafts retailer, and President, Retail Stores Division of OfficeMax Incorporated, an office supply retailer.

Brad A. Waite is responsible for human resources, loss prevention, risk management, and administrative services. Mr. Waite joined us in 1988 as Director of Employee Relations and has held various human resources management and senior management positions prior to his promotion to Executive Vice President in July 2000.

Lisa M. Bachmann is responsible for information technology, merchandise planning, and merchandise allocation functions. Ms. Bachmann joined us as Senior Vice President of Merchandise Planning, Allocation and Presentation in March 2002, and was promoted to her current role in August 2005. Prior to joining us, Ms. Bachmann was Senior Vice President of Planning and Allocation at Ames Department Stores, Inc., a discount retailer.

Christopher T. Chapin is responsible for store operations, including store standards, customer service, personnel development, program implementation, and execution. Prior to joining us in May 2008, Mr. Chapin was President and Chief Executive Officer at Facility Source Inc., a retail facility maintenance and management provider, and Vice President and Director of Store Operations at Limited Brands, Inc., a retailer.

Robert C. Claxton is responsible for marketing, merchandise presentation, and sales promotion. Prior to joining us in 2005, Mr. Claxton served as General Manager and Executive Vice President of Initiative Media, an advertising and communications company, and Chief Marketing Officer and Senior Vice President of Montgomery Ward, a retailer.

Joe R. Cooper was promoted to Senior Vice President and Chief Financial Officer in February 2004, and is responsible for our finance functions. He oversees treasury, tax, and investor relations, as well as the reporting, planning, and control functions of the business. Mr. Cooper joined us as Vice President of Strategic Planning and Investor Relations in May 2000. In July 2000, he assumed responsibility for the treasury department and was appointed Vice President, Treasurer.

Charles W. Haubiel II is responsible for our legal and real estate affairs. He was promoted to his current role and assumed responsibility for real estate in January 2008. Prior to that, Mr. Haubiel was promoted to Senior Vice President, General Counsel and Corporate Secretary in November 2004. Mr. Haubiel joined us in 1997 as Senior Staff Counsel and was promoted to Director, Corporate Counsel and Assistant Secretary in 1999, and to Vice President, General Counsel and Corporate Secretary in 2000.

Norman J. Rankin is responsible for our alternative product sourcing and wholesale operations. He assumed his current role in January 2008, after serving as Senior Vice President, General Merchandise Manager with responsibility for consumables and hardware. Mr. Rankin joined us in 1998 as Vice President, Consumables upon our merger with Mac Frugal's Bargains Close-outs, Inc., a discount retailer. In 1999, Mr. Rankin was promoted to Senior Vice President.

Robert S. Segal is responsible for merchandising in the furniture and home categories. Mr. Segal joined us in 2004 as Vice President, Divisional Merchandise Manager, Furniture, and was promoted to his current role in January 2008. Prior to joining us, Mr. Segal served as a Divisional Vice President, Housewares and Home for Shopko, a discount retailer, from 1995 to 2004.

Harold A. Wilson is responsible for warehousing, distributing, and transporting merchandise. Mr. Wilson joined us in 1995. Prior to joining us, Mr. Wilson was the Vice President of Distribution at Limited Brands, Inc., a retailer, and held a senior position in the distribution department at Neiman-Marcus, Inc., a luxury retailer.

Timothy A. Johnson is responsible for our strategic planning and investor relations functions. He was promoted to Vice President, Strategic Planning and Investor Relations in February 2004. He joined us in 2000 as Director of Strategic Planning.

Paul A. Schroeder is responsible for internal and external financial reporting and accounting operations including payroll, accounts payable, and inventory control. Mr. Schroeder joined us as Director, Accounting Operations in April 2005, and was promoted to Vice President, Controller in September 2005. Prior to joining us, Mr. Schroeder was Director of Finance at American Signature, Inc., a furniture retailer, and held various finance positions at Limited Brands, Inc., a retailer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective August 18, 2006, our common shares were listed on the New York Stock Exchange ("NYSE") under the symbol "BIG." Prior to the August 18, 2006 change, our symbol on the NYSE was "BLI." The following table reflects the high and low sales prices per common share for our common shares as reported on the NYSE composite tape for the fiscal periods indicated:

	2008		2007	
	High	**Low**	**High**	**Low**
First Quarter	$28.65	$15.00	$34.55	$23.43
Second Quarter	34.88	26.03	36.15	24.72
Third Quarter	35.33	18.99	31.98	22.37
Fourth Quarter	$24.88	$12.93	$22.95	$12.40

Our Board of Directors historically has authorized reinvesting available cash in capital expenditures for various maintenance and growth opportunities and in share repurchase programs. We historically have not paid dividends and our Board of Directors is currently not considering any change in this policy. In the event that we change our policy, any future cash dividend payments would be determined by our Board of Directors taking into account business conditions then existing, including our earnings, financial requirements and condition, opportunities for reinvesting cash, and other factors.

On March 9, 2007, we announced our $600.0 million March 2007 Repurchase Program commencing upon authorization by our Board of Directors and continuing until exhausted. On November 30, 2007, we announced our $150.0 million November 2007 Repurchase Program commencing upon the completion of the March 2007 Repurchase Program and continuing until exhausted. On December 3, 2007, we completed the March 2007 Repurchase Program. In the first quarter of 2008, we completed the November 2007 Repurchase Program. Common shares acquired through the repurchase programs are available to meet obligations under equity compensation plans and for general corporate purposes. During 2007, as part of these announced repurchase programs, we purchased 30.0 million common shares having an aggregate cost of $712.5 million with an average price paid per share of $23.76. During 2008, as part of these announced repurchased programs, we purchased 2.2 million common shares having an aggregate cost of $37.5 million with an average price paid per share of $17.28.

The repurchased common shares were placed into treasury and are used for general corporate purposes including the issuance of shares related to employee benefit plans.

At the close of trading on the NYSE on March 25, 2009, there were approximately 1,100 registered holders of record of our common shares.

The following graph and table compares, for the five fiscal year period ended January 31, 2009, the cumulative total shareholder return for our common shares, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended January 29, 2005, January 28, 2006, February 3, 2007, February 2, 2008, and January 31, 2009. The graph and table assumes that $100 was invested on January 31, 2004, in each of our common stock, the S&P 500 Index, and the S&P 500 Retailing Index and assumes reinvestment of any dividends. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.



Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
Jan04
Jan05
Jan06
Jan07
Jan08
Jan09
Big Lots, Inc.
S&P 500 Index
S&P 500 Retailing Index

Company / Index	Base Period January 2004	Indexed Returns Years Ending January 2005	January 2006	January 2007	January 2008	January 2009
Big Lots, Inc.	**$100.00**	$ 78.98	$ 97.24	$184.01	$123.92	$ 95.19
S&P 500 Index	**100.00**	105.34	117.59	135.22	132.78	80.51
S&P 500 Retailing Index	**$100.00**	$114.78	$124.87	$143.74	$117.31	$ 73.07

ITEM 6. SELECTED FINANCIAL DATA

The following statements of operations and balance sheet data have been derived from our consolidated financial statements and should be read in conjunction with MD&A and the consolidated financial statements and related notes included herein.

	Fiscal Year [(a)]				
(In thousands, except per share amounts and store counts)	2008 [(b)]	2007 [(c)]	2006 [(b)(d)]	2005	2004
Net sales	$4,645,283	$4,656,302	$4,743,048	$4,429,905	$4,149,252
Cost of sales	2,787,854	2,815,959	2,851,616	2,698,239	2,462,114
Gross margin	1,857,429	1,840,343	1,891,432	1,731,666	1,687,138
Selling and administrative expenses	1,523,882	1,515,379	1,622,339	1,596,136	1,518,589
Depreciation expense	78,624	88,484	101,279	108,657	99,362
Operating profit	254,923	236,480	167,814	26,873	69,187
Interest expense	(5,282)	(2,513)	(581)	(6,272)	(24,845)
Interest and investment income	65	5,236	3,257	313	618
Income from continuing operations before income taxes	249,706	239,203	170,490	20,914	44,960
Income tax expense	94,908	88,023	57,872	5,189	13,528
Income from continuing operations	154,798	151,180	112,618	15,725	31,432
Income (loss) from discontinued operations, net of tax	(3,251)	7,281	11,427	(25,813)	(7,669)
Net income (loss)	$ 151,547	$ 158,461	$ 124,045	$ (10,088)	$ 23,763
Earnings per common share - basic:					
Continuing operations	$ 1.91	$ 1.49	$ 1.02	$ 0.14	$ 0.28
Discontinued operations	(0.04)	0.07	0.10	(0.23)	(0.07)
	$ 1.87	$ 1.56	$ 1.12	$ (0.09)	$ 0.21
Earnings per common share - diluted:					
Continuing operations	$ 1.89	$ 1.47	$ 1.01	$ 0.14	$ 0.27
Discontinued operations	(0.04)	0.07	0.10	(0.23)	(0.06)
	$ 1.85	$ 1.55	$ 1.11	$ (0.09)	$ 0.21
Weighted-average common shares outstanding:					
Basic	81,111	101,393	110,336	113,240	114,281
Diluted	82,076	102,542	111,930	113,677	114,801
Balance sheet data:					
Total assets	$1,432,458	$1,443,815	$1,720,526	$1,625,497	$1,733,584
Working capital [(e)]	355,776	390,766	674,815	557,231	622,269
Cash and cash equivalents	34,773	37,131	281,657	1,710	2,521
Long-term obligations under bank credit facility	—	163,700	—	5,500	159,200
Shareholders' equity	$ 774,845	$ 638,486	$1,129,703	$1,078,724	$1,075,490
Cash flow data:					
Cash provided by operating activities	$ 211,063	$ 307,932	$ 381,477	$ 212,965	$ 71,261
Cash used in investing activities	$ (88,192)	$ (58,764)	$ (30,421)	$ (66,702)	$ (127,756)
Store data:					
Total gross square footage	39,888	40,195	40,770	41,413	42,975
Total selling square footage	28,674	28,902	29,376	29,856	30,943
Stores opened during the fiscal year	21	7	11	73	103
Stores closed during the fiscal year	(35)	(29)	(37)	(174)	(31)
Stores open at end of the fiscal year	1,339	1,353	1,375	1,401	1,502

(a) 2006 is comprised of 53 weeks. All other periods presented included 52 weeks.

(b) We adopted the funding recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* in 2006 and the measurement date provisions of SFAS No. 158 in 2008, the impacts of which are more fully described in notes 1 and 8 to the accompanying consolidated financial statements.

(c) We adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes,* in the first quarter of 2007, on a prospective basis, the impact of which is more fully discussed in notes 1 and 9 to the accompanying consolidated financial statements.

(d) We adopted SFAS No. 123(R), *Accounting for Share-Based Compensation,* in the first quarter of 2006, under the modified prospective adoption method, the impact of which is more fully described in notes 1 and 7 to the accompanying consolidated financial statements.

(e) In 2008, working capital includes $61.7 million for current maturities under bank credit facility because the 2004 Credit Agreement terminates in October 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The discussion and analysis presented below should be read in conjunction with the accompanying consolidated financial statements and related notes. Please refer to Item 1A of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material effect on our business, financial condition, results of operations, and liquidity.

Our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years with 52 weeks and some with 53 weeks. Fiscal year 2006 was comprised of 53 weeks. Fiscal years 2008 and 2007 each were comprised of 52 weeks.

Operating Results Summary

The following are the results from 2008 that we believe are key indicators of our operating performance when compared to our operating performance in 2007.

- Comparable store sales for stores open at least two years at the beginning of 2008 increased 0.5%.
- Sales per selling square foot were $160 in 2008 and $158 in 2007. Net sales declined 0.2% as we operated an average of 1,356 stores throughout 2008 compared to 1,370 average stores throughout 2007.
- Gross margin as a percent of sales increased 50 basis points to 40.0% of sales in 2008 from 39.5% of sales in 2007. Gross margin dollars were higher by 0.9%.
- Average inventory levels were lower throughout 2008 compared to 2007 and, combined with the 0.5% increase in comparable store sales, resulted in a higher inventory turnover rate of 3.6 times in 2008 compared to 3.5 times in 2007.
- Selling and administrative expenses as a percent of sales increased 30 basis points to 32.8% of sales from 32.5% of sales in 2007.
- Depreciation expense as a percent of sales decreased 20 basis points to 1.7% of sales in 2008 from 1.9% of sales in 2007.
- Diluted earnings per share from continuing operations improved to $1.89 per share in 2008 compared to $1.47 per share in 2007.
- Cash provided by operating activities was $211.1 million in 2008 compared to $307.9 million in 2007. Our total inventory per average store was flat at the end of 2008 compared to 2007. Our accounts payable leverage declined at the end of 2008 as a result of a shift in our merchandise mix to higher purchases from vendors which have shorter payment terms, many of whom offer cash discounts. The 2008 decline in our accounts payable leverage compares to the increase in leverage during 2007. Additionally, we paid income taxes of $92.4 million in 2008 compared to $65.8 million in 2007.
- We acquired 2.2 million of our common shares in 2008 under our publicly-announced repurchase program for a total cost of $37.5 million.

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	60.0	60.5	60.1
Gross margin	40.0	39.5	39.9
Selling and administrative expenses	32.8	32.5	34.2
Depreciation expense	1.7	1.9	2.1
Operating profit	5.5	5.1	3.5
Interest expense	(0.1)	(0.1)	(0.0)
Interest and investment income	0.0	0.1	0.1
Income from continuing operations before income taxes	5.4	5.1	3.6
Income tax expense	2.0	1.9	1.2
Income from continuing operations	3.3	3.2	2.4
Income (loss) from discontinued operations, net of tax	(0.1)	0.2	0.2
Net income	3.3%	3.4%	2.6%

See the discussion and analysis below for additional details of the specific components of our operating results comparing the 2008 results to 2007 and the 2007 results to 2006.

Selling and administrative expenses in 2007 were reduced by $5.2 million (10 basis points), pretax, for proceeds we received from the KB Toys bankruptcy trust (see note 11 to the accompanying consolidated financial statements for additional information) and $4.9 million (10 basis points), pretax, for insurance proceeds we received as recovery for 2005 hurricane insurance claims.

In 2006, we reached tentative settlements of two employment-related civil class actions brought against us. We recorded, in 2006, pretax charges of $9.7 million (20 basis points) included in selling and administrative expenses for the estimated settlement liability for these matters. See note 10 to the accompanying consolidated financial statements for additional detail on these matters.

In 2006, we recorded pretax income of $2.6 million (less than 10 basis points) in selling and administrative expenses upon receipt of our portion of the Visa/MasterCard antitrust litigation settlement funds that compensate merchants for the excessive fees paid for certain Visa and MasterCard transactions.

Seasonality

As discussed in Item 1. Business, under the Seasonality caption, our financial results fluctuate from quarter to quarter depending on various factors such as timing of new or closed stores, timing and extent of advertisements and promotions, and timing of holidays. We expect that the Christmas holiday selling season will continue to result in a significant portion of our sales and operating profits. If our sales performance is significantly better or worse during this time frame, we would expect a more pronounced impact on our annual financial results.

The following table sets forth the seasonality of net sales and operating profit for 2008 and 2007 by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2008				
Net sales percentage of full year	24.8%	23.8%	22.0%	29.4%
Operating profit as a percentage of full year	22.8	17.1	7.9	52.2
Fiscal Year 2007				
Net sales percentage of full year	24.2%	23.3%	22.1%	30.4%
Operating profit as a percentage of full year	18.0	14.1	9.6	58.3

Operating Strategy

In August 2005, we introduced our operating strategy called the What's Important Now Strategy ("WIN Strategy"). The WIN Strategy is comprised of three distinct elements: merchandising, real estate, and cost structure. Over the last three years, our strategy has followed a roadmap focused on expanding our operating profit rate (which increased from 0.6% in 2005 to 5.5% in 2008), driving growth in earnings per share from continuing operations (which increased from $0.14 per diluted share in 2005 to $1.89 per diluted share in 2008), and generating significant cash provided by operating activities to reinvest in the business or to return to shareholders ($900 million in aggregate share repurchases in 2006, 2007 and 2008 under publicly announced share repurchase programs). In 2009, we expect our 1) operating profit rate to be flat to down 30 basis points based on our projections that comparable store sales will be flat to down 2% and the gross margin rate will be similar to 2008, 2) earnings per diluted share from continuing operations to be $1.75 to $1.90, and 3) cash provided by operating activities less capital expenditures of approximately $80 to $85 million to be approximately $145 million.

The following sections provide additional discussion and analysis of our WIN Strategy with respect to merchandising, real estate, and cost structure. The 2008 Compared To 2007 section below provides additional discussion and analysis of the impact of these strategies on our financial performance and the assumptions and expectations upon which we are basing our guidance for our future results.

Merchandising

We developed our merchandise strategy with the goals of growing sales per selling square foot (which increased from $146 per square foot in 2005 to $160 per square foot in 2008) and increasing gross margin dollars (which increased from $1,731.7 million in 2005 to $1,857.4 million in 2008). Our customer surveys have confirmed that brand name merchandise at extreme value, the "treasure hunt" experience, price, value, and savings are most important to our customers. The treasure hunt experience is how our customers refer to the experience of shopping our stores looking for their favorite brands of merchandise at great values as our assortment of branded merchandise continually changes based on the availability of closeout merchandise. In 2006, we refined our detailed merchandising plans to improve the understanding of each of our merchants regarding his or her targeted levels of 1) closeout merchandise, 2) engineered closeout merchandise (items that we develop along with our vendors), and 3) merchandise categories that we consistently stock. Our objective is to maximize the amount of closeout merchandise which we believe provides the greatest value to our customers. We have communicated many of these expectations to our vendors so that they understand our expectations and work with us to offer the desired types and quantities of merchandise in our stores. We constantly evaluate our mix of closeout merchandise and merchandise that we consistently stock. Our future net sales results could fluctuate materially depending on the availability, timing, and/or size of closeout deals.

One of the key elements to the success of our merchandising strategy over the past few years has been to offer our customers better quality merchandise, better values, and more prominent brand name products. This strategy involved offering a merchandise mix to the customer that included items with slightly higher average item retail sales price. One method used to accomplish this was to offer larger package or quantity sizes. For example, instead of offering an item for sale on a per piece basis, we offered the same product in a package of multiple pieces. Another part of the strategy involved offering merchandise with higher average item retails, based on our belief that as long as the value proposition is compelling, our customers are willing to purchase higher ticket merchandise from us. Based on our customer surveys, our customers want higher quality merchandise, which often results in higher average item retail. This strategy has resulted in fewer cartons processed by our distribution centers and stores and achieved positive comparable store sales.

From a merchandising perspective in 2009, our goal is to continue to provide unmatched value, better quality, and continue to increase the recognized brand name merchandise as a percentage of the overall merchandise assortment. Because of our long-standing relationships with our vendor partners, we anticipate brand name closeout merchandise deals will continue to be available to us to purchase at savings that we can pass on to our customers. In 2009, we expect our major merchandise categories will remain the same as prior years but the percentage of business by category may fluctuate from time to time based on customer demand and the availability of compelling deals that we are able to source and offer in our stores.

Our marketing efforts involve a mix of printed circulars, in-store marketing, television, and online advertising. Many of the products we offer in our circulars are a result of the merchandising strategies discussed above. The planning and coordination that goes into these circulars improves their effectiveness and helps to drive sales, gross margin dollars, and the inventory turnover rate. Much of our marketing is based on information that we have learned about our customers, principally through customer surveys. Based on this information, we believe over 80% of our customers come to our stores without a shopping list or without a specific item or brand in mind to buy. Value dominates top of mind awareness as our customers look to us for savings. Almost one half of our customers surveyed said their shopping trips last over 30 minutes, which we interpret as them coming to shop our stores for the "treasure hunt." We have improved, and expect to continue to develop, our in-store signage and merchandising displays and arrangements. Lastly, we continue to market to our Buzz Club, by offering a free online membership and alerting them to new merchandise and offerings in our stores.

From a marketing perspective in 2009, we plan to increase the focus on our messages of "value" and "savings" available to customers who shop our stores. Our new in-store signage, print, and television advertising will emphasize these messages. The marketing efforts and in-store presentation will focus on merchandise categories that we believe our customers are most interested in, such as Consumables and Hardlines, and that offer particularly great value to the customer.

From a store operations perspective, we have initiated a "Ready for Business" program, which is aimed at improving our net sales by focusing on the consistency and timeliness of in-store merchandising execution and generally improving customer service. The program also focuses on improvements in our employee training programs and hiring practices, and implementation of our merchandising strategies including presentation of merchandise in our stores. We believe that improvements made in these areas of our stores will result in a better shopping experience for our customers and, in turn, may result in higher net sales for us.

Real Estate

In 2006, we slowed our rate of new store openings based on our recent new store performance and the belief that the real estate locations available to us in the marketplace were too expensive and as such the return on investment would not be satisfactory to our shareholders. During 2006 through 2008, we opened a total of only 39 new stores (11 in 2006, 7 in 2007, and 21 in 2008). During the same timeframe, we closed 101 existing stores (37 in 2006, 29 in 2007, and 35 in 2008) for various reasons including lack of profitability, proposed new lease terms where rents were escalating and landlords were unwilling to renegotiate terms, or relocating the store to a better or potentially more productive location.

Throughout 2008, economic conditions in the United States deteriorated leading many retailers to close significant numbers of stores that were similar in size to our stores and were located in markets of interest to us. Many of these same retailers have scaled back planned future capital expenditures, including their future store opening plans. These developments, along with other economic factors, have led to real estate opportunities at favorable lease rates, the availability of higher quality locations, and the availability of more locations.

As a result of improvements in our store productivity and overall profitability over the last three years and the softening of the real estate market, we expect to grow our store base in 2009 for the first time in the last five years. We plan to open 45 new stores and close approximately 40 stores in 2009. The openings are expected to be throughout the country with the largest concentration of new stores in the Northeast, North Carolina, South Carolina, Florida, California, Oregon, and Washington. These markets have historically been some of the more difficult areas to find store leases in our price range. Additionally, in 2009 we plan to test a smaller (approximately 20,000 gross square feet) store to better understand the impact that carrying an edited assortment of merchandise in a smaller store has on sales productivity and profitability. We believe there are a number of store locations available to us in this size range. If successful, a smaller store could represent additional growth opportunities for us over the long term. We expect to test the small store concept during 2009 before making any determination about future inclusion of this store concept in our long term strategy.

We believe we have opportunities with respect to the lease options included in our existing store leases. As stated in Item 2. Properties, of this Form 10-K, we have 247 store leases that expire in 2009. We expect to close approximately 40 of these stores, some of which have not performed to our expectations, some of which have no more lease renewal options and we expect the landlord to choose a different tenant, and some of which

we anticipate exiting by our choice in favor of relocating the store to a new location in a nearby area. For our remaining 200 plus store locations, we expect to exercise our renewal option or negotiate more favorable lease renewal terms sufficient enough to enable us to achieve an acceptable return on our investment.

Our strategy has included the following additional investments in our existing fleet of stores in order to improve operating efficiency:

- In 2007 and 2008, we invested approximately $38 million to implement our new point-of-sale register system in all of our existing stores with the expected benefits to include more timely and accurate sales and inventory information, improved customer service through faster speed at checkout, lower repair and maintenance costs, and improved labor efficiency through the use of hand-held technology.
- In 2007 and 2008, we invested approximately $7 million in store retrofits and new merchandise fixtures at approximately 110 of our stores to better feature some of our key merchandise growth classifications. With respect to the 110 store retrofits that were completed in 2007 and 2008, stores were chosen based on several factors including, but not limited to, store size, whether the store had a full furniture department or was limited to a lesser offering of furniture, overall sales volume, and comparable store sales trend. As a result, we refreshed these 110 stores, improved their financial performance in the aggregate, and, we believe, improved the customer shopping experience. Based on the results, we have determined that we get the best return on our investment when we add a full furniture department to a store. Nearly 1,100 of our stores have a full furniture department and the balance of our 1,339 stores is space constrained. Therefore, any future store retrofit activity of this type is expected to be minimal. However, it is likely that we will continue to maintain and invest in our existing stores and will test new store layouts or merchandise presentation ideas in the future. While we believe the completed retrofits have positively impacted our operating results with a minor impact on our liquidity, we do not believe that the results of the retrofits represent a material factor in our detailed discussion of changes in net sales, gross margin, selling and administrative expenses, or depreciation expense.
- In 2009, we will be testing a new store layout in the Columbus, Ohio market and in a group of approximately 60 test locations across the country. The layout test aims to improve the ease of shopping our stores. It features Consumables more prominently in our store and improves the sight lines within the store. The initial customer reaction indicates that the store seems better organized, is cleaner, and has improved lighting, wider aisles, and generally presents merchandise more effectively. We expect the new layout to be implemented in the Columbus, Ohio market by the end of the first quarter of 2009 and the additional 60 test stores will be completed by the end of the second quarter of 2009. We intend to monitor and evaluate performance of these layout test stores during 2009 before making any determination about the future rollout of the new layout to additional stores.
- An additional investment we intend to pursue during 2009 involves our food department (which is a part of our Consumables category). The "Food Refresh" program emphasizes cleanliness and merchandise presentation and it includes new or refinished fixtures in approximately one half of our stores with new signage and shelf labeling. Based on feedback from our customers, we believe improved cleanliness, better fixtures, and dedicated associate staffing to maintain a better merchandise presentation, should instill customer confidence in the quality and freshness of our food merchandise.

Cost Structure

Our goal is to continue to generate expense leverage (lower depreciation and selling and administrative expenses as a percent of net sales). We believe that several operational changes we have made, which we continue to refine, have significantly contributed to the achievement of our leverage goals. Some of the operational changes that we have made include:

- Reducing inventory levels at our stores and regional distribution centers;
- Buying and distributing merchandise to our stores in optimal quantities and pack sizes to minimize handling in our distribution centers and stores;
- Timing receipt of merchandise in stores close to the expected display dates in order to avoid excessive handling of merchandise;

- Increasing the percentage of merchandise that arrives in our stores pre-ticketed and pre-packaged for efficient display and sale;
- Refining our staffing and payroll scheduling models in our stores; and
- Implementing several initiatives which lowered our distribution and outbound transportation expenses.

With respect to distribution and outbound transportation expenses, we have taken advantage of several opportunities for improvement. Distribution of furniture differs from our other merchandise categories in part due to the bulk of the product and the impact of that bulk on shipments. Prior to July 2008, furniture was distributed to our stores from our two furniture distribution centers. The majority of our stores received a weekly shipment of merchandise from a regional distribution center one day and a separate shipment of furniture from one of our furniture distribution centers on a different day. This process was inefficient for our stores and distribution centers. Improvements in managing our inventory and turning our inventory faster have lowered our inventories and created capacity in our regional distribution centers. Beginning in July 2008, furniture is distributed to many of our stores through four of our regional distribution centers and combined with other merchandise which results in fewer shipments and trailers, more efficient unloading processes and less payroll hours needed at the store level. We continue to operate a furniture distribution center in Redlands, California, which distributes furniture to many of our West Coast stores. Additionally, we benchmark all aspects of our transportation in an effort to find new ways to reduce expenses. As a result, we have improved our processes, including optimizing the timing of deliveries, and we have implemented a vendor compliance program that has generated savings. We also have reduced our trailer fleet size and changed our mix of carriers. In certain cases, we have found it to be less expensive overall to use third parties to make one-way shipments where we have historically used our own fleet for round-trips. While our cost per mile has increased, we have significantly reduced the number of miles required to deliver our merchandise.

Discontinued Operations

We continue to incur exit-related costs for some of the 130 stores we closed in 2005 that we have classified as discontinued operations, specifically on the stores where lease obligations remain. We also report certain activity related to our prior ownership of the KB Toys business in discontinued operations. See note 11 to the accompanying consolidated financial statements for a more detailed discussion of all of our discontinued operations.

2008 Compared to 2007

Net Sales

As previously discussed, we report net sales information for six merchandise categories in accordance with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* Net sales by merchandise category, as a percentage of total net sales, and net sales change in dollars and percentage in 2008 compared to 2007 were as follows:

($ in thousands)	2008		2007		Change	
Consumables	$1,410,383	30.4%	$1,339,433	28.8%	$ 70,950	5.3%
Home	713,103	15.4	783,047	16.8	(69,944)	(8.9)
Furniture	698,276	15.0	687,292	14.8	10,984	1.6
Hardlines	646,563	13.9	629,119	13.5	17,444	2.8
Seasonal	585,025	12.6	597,933	12.8	(12,908)	(2.2)
Other	591,933	12.7	619,478	13.3	(27,545)	(4.4)
Net sales	$4,645,283	100.0%	$4,656,302	100.0%	$(11,019)	(0.2)%

Net sales decreased $11.0 million (0.2%) to $4,645.3 million in 2008 compared to $4,656.3 million in 2007. There were fewer open stores in 2008 which caused a decrease of $34.0 million partially offset by our comparable store sales increase of 0.5%, which increased sales by $23.0 million. Our comparable store sales

are calculated by using all stores that were open for at least two fiscal years as of the beginning of 2008. This calculation may not be comparable to other retailers who calculate comparable store sales based on other methods or criteria. Following a comparable store sales increase of 3.1% in the first half of 2008, sales trends softened resulting in a comparable store sales decrease of 1.9% in the second half of 2008. We believe that our comparable store sales results in the third and fourth quarters were in part due to the worsening general economic trends. As a result of the current general economic trends, consumers may elect to forego purchases in response to tighter credit and negative financial news. Reduced consumer spending may reduce our net sales. Based on sales trends in January and February 2009, and on current general economic trends, we expect comparable store sales to be flat to a decline of 2% in 2009.

From a merchandise perspective, the Consumables, Hardlines, and Furniture categories net sales increased while net sales of Home, Other, and Seasonal declined. Consumables continued its consistent sales growth throughout the year. As the year progressed, consumers chose to seek out value when shopping for the everyday household use items that we offer in our Consumables business. We believe our strategy of offering name brands at competitive prices has led to this consistently positive net sales performance in the Consumables category. The Hardlines category increase in net sales was driven by the availability in the second half of 2008 of multiple closeout deals containing higher ticket electronics, highlighted by significant values on items such as popular video games and personal computer laptops from national brand manufacturers. The Furniture category increase was driven by sales of mattresses, which were attributable to the customer response throughout the year especially when promotional pricing was coupled with holiday events such as the Labor Day mattress promotion. The Home category net sales consistently underperformed throughout the year continuing a trend which began in the first half of 2007. We believe our customers have elected to defer purchases of this type of merchandise; however, we have new merchant management in place for this category and intend to focus our efforts on the brand names and value propositions that have been successful in other merchandise categories. The Other category sales decline is primarily due to lower sales of toys principally in the latter half of the year, when toys represent a relatively larger portion of our total net sales. The lower toys sales results were partially offset within the Other category by higher sales driven by closeout deals of licensed kids underwear during the first half of the year. The Seasonal category net sales produced positive results in the first half of the year for lawn & garden and summer merchandise; however, the second half of the year's net sales underperformed due to lower comparable store sales for Christmas, Halloween, and harvest. Because the Christmas selling season represents a higher portion of the total year's sales in this category, the decline in Christmas merchandise sales drove the category sales lower for the year.

Gross Margin

Gross margin dollars increased $17.1 million (0.9%) to $1,857.4 million in 2008 compared to $1,840.3 million in 2007. Gross margin as a percentage of net sales was 40.0% in 2008 compared to 39.5% in 2007. The increase in gross margin dollars was principally due to the higher gross margin rate, which increased gross margin dollars by approximately $21 million. Partially offsetting the higher gross margin rate was lower net sales of $11.0 million, which reduced gross margin dollars by approximately $4 million. The gross margin rate increase of 50 basis points was primarily due to higher initial markup on merchandise and favorable shrink results partially offset by higher markdowns and the mix impact of our higher net sales in merchandise categories, such as Consumables, that have lower gross margin rates. The improvement in initial markup was due in part to a drugstore liquidation deal, a furniture closeout from a large national brand, and an overall favorable deal environment for closeout merchandise. In addition, initial markup was higher in 2008 due to our Home Event, which we offered in our stores principally during the first half of the year. The Home Event merchandise was included in the Furniture category and Home category. Shrink was lower principally due to favorable physical inventory results. Higher markdowns were attributable in part to planned markdowns associated with a drugstore liquidation deal, a furniture closeout from a large national brand, and our Home Event merchandise. Our inventory turnover improved to 3.6 turns in 2008 compared to 3.5 turns in 2007. Based on historical results and current economic conditions, we expect our 2009 gross margin rate to be approximately 40.0%. Based on the current general economic trends, our vendors may be negatively impacted by insufficient availability of credit to fund their operations or insufficient demand for their products, which may affect their ability to fulfill their obligations to us. Additionally, the general economic conditions have caused a higher level of uncertainty of our forecasted sales results, and thus, demand for our merchandise could differ materially from our expectation causing us to under or over buy certain merchandise, which may result in customer dissatisfaction or excessive markdowns required to liquidate the merchandise.

Selling and Administrative Expenses

Selling and administrative expenses increased $8.5 million (0.6%) to $1,523.9 million in 2008 compared to $1,515.4 million in 2007. The increase in selling and administrative expenses was principally caused by an increase in medical plan expenses of $9.7 million, higher share-based compensation expense of $5.5 million, the 2007 partial recovery of the HCC Note investment of $5.2 million (see note 11 to the accompanying consolidated financial statements for additional discussion of the HCC Note), the 2007 reduction in selling and administrative expenses due to the receipt of insurance proceeds for 2005 hurricane claims of $4.9 million, and higher store utilities of $3.4 million. These items were partially offset by a $17.1 million decrease in distribution and outbound transportation costs and a $15.8 million decrease in store payroll costs. The increase in medical plan expenses is principally due to higher paid claims. The increase in share-based compensation is principally due to our adoption of SFAS No. 123(R) under the modified prospective method of accounting in the first quarter of 2006 and our acceleration of vesting of stock options in the fourth quarter of 2005. We expect share-based compensation expense to increase in 2009 due to the continued increase in unvested options expected to be outstanding; however, this impact is expected to level off after 2009 because the stock options that have been granted since 2006 vest over a four year period. Higher store utilities costs were driven by colder weather this winter and higher average commodity rates throughout the majority of 2008. The decline in distribution and outbound transportation costs is a result of lower inventory levels, fewer cartons processed through our distribution centers (as discussed above), more one-way trips to the stores resulting in higher shipping cost per mile but fewer miles traveled and, beginning in July 2008, the integration of our Ohio furniture distribution operation into four of our regional distribution centers. Partially offsetting these favorable distribution and outbound transportation costs was the impact of higher diesel fuel prices. Store payroll is lower due to fewer stores and employees and fewer cartons of merchandise resulting from the $11.0 million decline in net sales and the merchandise strategy that involves offering merchandise with slightly higher average item retails.

Selling and administrative expenses as a percentage of net sales were 32.8% in 2008 compared to 32.5% in 2007. Excluding the impact of the $5.2 million partial recovery of the HCC Note and the receipt of hurricane insurance proceeds of $4.9 million, both of which reduced 2007 selling and administrative expenses, selling and administrative expenses as a percentage of net sales would have been approximately flat in 2008 compared to 2007. Our future selling and administrative expense as a percentage of net sales rate is dependent upon many factors including our level of net sales, our ability to implement additional efficiencies, principally in our store and distribution center operations, and fluctuating commodity prices, such as diesel fuel, which directly affects our outbound transportation cost. Based on our expectation of flat to a decline of 2% for comparable store sales in 2009, we expect selling and administrative expenses to increase in 2009 as a percent of sales, principally as a result of the impact of our fixed costs such as rent, employee salaries, insurance, and benefits over flat to lower sales dollars. As stated in the discussion of our operating expense strategy above, we expect lower distribution and outbound transportation costs in the first half of 2009, when compared to the first half of 2008, due to the integration of the Ohio furniture distribution center into four of our regional distribution centers. The full quarterly effect of this reduction in cost did not occur until the third quarter of 2008. We believe we have additional opportunities for future reductions in selling and administrative expenses in store operations and supply chain, which may offset other inflationary factors. During 2008, we experienced volatility in the price of diesel fuel, which drove our costs higher than expected for the first three quarters and lower than expected for the fourth quarter. Based on current diesel fuel costs, we expect this element of our selling and administrative expenses will be lower in the first quarter of 2009 because the current price of diesel fuel is lower than the price of diesel fuel in the first quarter of 2008. We expect the de-leveraging impact of flat to negative 2% comparable store sales to be greater than the favorable impact of the furniture integration and the lower diesel fuel cost factors in 2009, resulting in our guidance of higher selling and administrative expenses as a percent of sales for 2009.

Depreciation Expense

Depreciation expense decreased $9.9 million (11.2 %) to $78.6 million in 2008 compared to $88.5 million for 2007. The decrease was principally related to the five-year service life store remodel program assets that were placed in service in 2002 and 2003 and a lower level of capital expenditures in 2006 and 2007. The lower capital expenditures in 2006 and 2007 are principally related to opening seven stores in 2007 and 11 stores in 2006

compared to opening 73, 103, and 86 stores in 2005, 2004, and 2003, respectively. In addition, in 2006 and 2007, we took a conservative approach to capital investments aimed primarily at the development and installation of a new point-of-sale register system, which was installed in approximately 700 stores in 2007 and in all of our remaining stores in 2008. As a result of the installation of the new point-of-sale register system, we reduced the estimated remaining service life on our old register system, effective the fourth quarter of 2006. The impact of this service life reduction was to recognize $4.1 million in 2007 and $0.5 million in 2008 as additional depreciation expense associated with the old cash registers.

For 2009, we expect capital expenditures of approximately $80 million to $85 million. Using this assumption and the run rate of depreciation on our existing property and equipment, we expect 2009 depreciation expense to be $70 million to $75 million, which would represent a decline from the $78.6 million of depreciation expense in 2008.

Interest Expense

Interest expense increased $2.8 million to $5.3 million in 2008 compared to $2.5 million in 2007. The increase in interest expense was principally due to higher average borrowings of $151.8 million in 2008 compared to average borrowings of $37.9 million in 2007. The higher average borrowings caused interest expense to be higher by approximately $4 million. The higher average borrowings were driven principally by the acquisition of our common shares under our publicly announced share repurchase programs. Our average effective interest rate of 3.5% in 2008 was lower than our average effective interest rate of 6.6% in 2007. The decrease in the average effective interest rate decreased our interest expense by approximately $1 million in 2008. The lower interest rate was due to a decrease in LIBOR, the base interest rate available to us under the 2004 Credit Agreement.

We anticipate lower average borrowings in 2009 as we began 2009 with borrowings under the 2004 Credit Agreement of $61.7 million, which was $102 million lower than the borrowings outstanding at the beginning of 2008. In addition, we expect cash provided by operating activities to be $225 million to $230 million, which is in excess of cash used for investing activities (capital expenditures) of $80 million to $85 million. In 2009, we expect to enter into a new bank credit agreement to replace the 2004 Credit Agreement. Because interest rate credit spreads have widened since we entered into the 2004 Credit Agreement, we may pay higher interest rates in the future under a new bank credit agreement; however, the current LIBOR rate, which is a base rate available to us under the 2004 Credit Agreement and expected to be available to us under a new bank credit agreement (prior to the application of the applicable credit spread), is approximately 4% lower than the peak LIBOR rate in 2008. We do not expect the higher credit spread under the new bank agreement to have a material adverse effect on our operating results in 2009. We expect interest expense to be lower in 2009 than 2008 because the estimated impact of the lower average borrowings is greater than the estimated impact of the higher interest rates.

Interest and Investment Income

Interest and investment income decreased $5.1 million in 2008 to $0.1 million compared to $5.2 million in 2007. The decline in interest and investment income was caused by the reduction in funds available to invest in 2008 compared to 2007. Our average invested amount in 2008 was $3.6 million compared to $130.4 million in 2007. The decline in funds available for investment was caused by the $750 million of share repurchases under our 2007 Share Repurchase Programs during the period March 2007 through February 2008. In 2007, we invested primarily in money market type investments that were considered cash equivalents and other short term high grade bond mutual funds. We did not hold any investment balances at the end of 2008. We expect to have higher average invested amounts in 2009 as result of the lower debt levels and expected cash provided by operating activities.

Income Taxes

Our effective income tax rate on income from continuing operations was 38.0% for 2008 compared to 36.8% for 2007. The net increase in 2008 was driven by a decrease in nontaxable municipal interest income, the increase in the valuation allowance on unrealized capital losses (versus a net decrease in the valuation allowance in 2007), and a change in the jurisdictional earnings mix, partially offset by the settlement of certain income tax matters.

We anticipate our 2009 effective income tax rate to be within a range of 38.0% to 39.0%.

Discontinued Operations

Loss from discontinued operations was $3.3 million, net of tax, in 2008 compared to income from discontinued operations of $7.3 million, net of tax in 2007. The 2008 loss from discontinued operations of $3.3 million, net of tax, was comprised of $3.0 million, net of tax, for the KB-II Bankruptcy Lease Obligation (as defined in note 11 to the accompanying consolidated financial statements) and $0.3 million, net of tax, for exit-related costs on the remaining 2005 closed stores which met the criteria for classification as discontinued operations. KB Toys declared bankruptcy again in December 2008. As a result of this bankruptcy filing, KB Toys rejected 31 store leases for which we believe we have an indemnification obligation. Based on the lease data for these 31 stores and using our prior experience with these matters, we estimated a KB-II Bankruptcy Lease Obligation of $3.0 million, net of tax. The income from discontinued operations in 2007 was principally comprised of 1) the release of our KB-I Bankruptcy Lease Obligations of $6.6 million, net of tax, 2) the recognition of $1.1 million of proceeds, net of tax, from the bankruptcy trust as recovery for prior charges incurred by us for KB-I Bankruptcy Lease Obligations and the Pittsfield, Massachusetts distribution center (formerly owned by KB Toys) mortgage guarantee, and 3) exit-related costs on the 130 closed stores of $0.6 million, net of tax, related to expenses on the portion of the 130 stores where the leases have not been terminated.

2007 Compared to 2006

Net Sales

Net sales by merchandise category, as a percentage of total net sales, and net sales change in dollars and percentage in 2007 compared to 2006 were as follows:

($ in thousands)	2007		2006		Change	
Consumables	$1,339,433	28.8%	$1,317,095	27.8%	$ 22,338	1.7%
Home	783,047	16.8	842,974	17.8	(59,927)	(7.1)
Furniture	687,292	14.8	681,952	14.4	5,340	0.8
Hardlines	629,119	13.5	645,338	13.6	(16,219)	(2.5)
Seasonal	597,933	12.8	584,762	12.3	13,171	2.3
Other	619,478	13.3	670,927	14.1	(51,449)	(7.7)
Net sales	$4,656,302	100.0%	$4,743,048	100.0%	$(86,746)	(1.8)%

Net sales decreased 1.8% to $4,656.3 million in 2007 compared to $4,743.0 million in 2006. This net sales decrease of $86.7 million is principally due to $76.2 million of sales made during the 53rd week in 2006 combined with lower net sales of $95.2 million resulting from fewer open stores, partially offset by a comparable store sales increase of 2%, which increased net sales by $84.7 million. From a merchandise perspective, Consumables, Furniture, and Seasonal were the best performing categories with comparable store sales increasing in the mid-single digits range. Comparable store sales increases in these categories were partially offset by decreases in Home and Other. Consumables performed consistently throughout 2007 with positive comparable store sales across all departments. We believe Consumables experienced these results because our merchants continued to acquire widely-recognized brand name merchandise that offered tremendous value to the customer. Furniture performed consistently throughout the first three quarters of 2007; however, sales trends in the fourth quarter were more challenging in part because we were transitioning between old and new styles of merchandise in upholstery and case goods and a successful launch of Serta mattresses occurred in the fourth quarter of 2006. Seasonal was driven by strength in lawn & garden, summer, and Christmas, which was partially offset by disappointing Halloween and harvest sales. This was the second year in a row of favorable Christmas results. Our lawn & garden and summer business drove the favorable Seasonal category performance in the first half of 2007. The net sales of the Seasonal category in 2007 exemplify results produced by our merchandising strategy, as the quality and value proposition has increased significantly and the average item retail price has increased as well. This supports one of the assumptions in our merchandising strategy that customers are willing to pay for quality and great value when they shop our stores. Home category sales were very soft following the positive performance in the first quarter of 2007. All Home departments except for domestics ended 2007 with negative comparable store sales. Within the Other category, the decrease in toy comparable store sales was

partially offset by the impact from larger closeout deals, including a drugstore liquidation deal and a furniture deal. Similar to other retailers, our toy business was challenged in 2007 principally due to the negative publicity from certain high profile toy recalls. Merchandise from the drugstore liquidation deal was in about 400 of our stores and was very similar to a drugstore deal that we had in 2006. The furniture deal was an opportunity for us to offer branded furniture in about 1,100 of our stores, just in time for the tax refund selling season, which historically is the highest volume period for sales of furniture. The merchandise from the furniture deal was largely sold by the end of the first quarter of 2008. Our future net sales results could fluctuate materially depending on the availability, timing, and/or size of closeout deals.

Gross Margin

Gross margin dollars decreased 2.7% to $1,840.3 million in 2007 compared to $1,891.4 million in 2006. The decline in gross margin by $51.1 million was principally due to a combination of lower net sales of $86.7 million and a lower gross margin rate of 39.5% in 2007 compared to 39.9% in 2006. The decline in net sales reduced gross margin dollars in 2007 by approximately $34 million while the gross margin percentage of net sales decline of 40 basis points reduced gross margin by approximately $17 million. This gross margin rate decrease of 40 basis points was primarily due to higher markdowns, a shift in the sales mix toward lower margin categories, such as Consumables, from higher margin categories or departments, such as the Home category and the toys department, and higher accruals for shrink. Higher markdowns were attributable in part to slower selling categories and departments, such as the Home category and the toys department, and more promotional selling in Seasonal and Furniture. The factors decreasing the gross margin rate were partially offset by an improvement in the initial markup of merchandise purchased in 2007 compared to purchases in 2006. This improvement in initial markup is primarily attributed to our merchandising strategies as discussed in the above Merchandising section under Operating Strategy. Our inventory turnover improved to 3.5 turns in 2007 compared to 3.4 turns in 2006.

Selling and Administrative Expenses

Selling and administrative expenses decreased $106.9 million (6.6%) to $1,515.4 million in 2007 compared to $1,622.3 million in 2006. Selling and administrative expenses as a percentage of net sales were 32.5% in 2007 compared to 34.2% in 2006. In 2007, selling and administrative expenses were reduced by $5.2 million (10 basis points) of proceeds from the KB Toys bankruptcy trust (see note 11 to the accompanying consolidated financial statements for additional information) and $4.9 million (10 basis points) of insurance proceeds as recovery for 2005 hurricane insurance claims. In 2006, selling and administrative expenses included charges of $9.7 million (20 basis points) for the estimated settlement liability for the tentative settlements of two employment-related civil class actions brought against us (see note 10 to the accompanying consolidated financial statements). In addition to these specific items, the following items contributed to the 170 basis point improvement in selling and administrative expense leverage: 1) the 2.0% increase in comparable store sales, which was above our expense leverage point; 2) a reduction in health and welfare plan expenses of $26.9 million driven by greater discounts resulting from a change in the plan's service provider effective February 1, 2007 and fewer plan participants, 3) a reduction in distribution and outbound transportation costs of $23.8 million, and 4) a reduction in store payroll and payroll-related expense of $18.3 million. Distribution and outbound transportation costs, which are included in selling and administrative expenses (see note 1 to the accompanying consolidated financial statements), decreased 10.7% to $198.3 million in 2007 compared to $222.1 million in 2006. Distribution and outbound transportation expenses as a percentage of net sales were 4.3% in 2007 compared to 4.7% in 2006. Distribution and outbound transportation cost savings have been achieved through certain management initiatives including, but not limited to, improvements in furniture distribution, more efficient scheduling of labor used in the distribution centers, lower health and welfare plan expense, as discussed above, and transportation initiatives aimed at optimizing the use of our transportation fleet and the increased usage of third party one-way carriers. The higher use of third party one-way carriers, which began late in the second quarter of 2007, has increased our cost per mile while decreasing the overall transportation cost as a result of fewer miles traveled. Store payroll continues to benefit from merchandising strategies such as acquiring more floor-ready merchandise that has resulted in a reduction in payroll hours required to process fewer cartons and improved distribution methods.

Depreciation Expense

Depreciation expense declined $12.8 million (12.6%) to $88.5 million for 2007 compared to $101.3 million for 2006. The decrease was principally related to the decline in capital expenditures over the last 24 months compared to earlier fiscal years. The lower capital expenditures are principally related to opening seven stores in 2007 and 11 stores in 2006 compared to opening 73, 103, and 86 stores in 2005, 2004, and 2003, respectively. For additional discussion and analysis of our real estate strategy, see the discussion above in the Overview section of MD&A. In addition, in 2006 and 2007, we took a conservative approach to capital investments aimed primarily at the development and installation of a new point-of-sale register system, which was installed in approximately 700 of our stores as of February 2, 2008, and other items generally considered "maintenance capital" items for our distribution centers and stores.

In 2006, upon the successful completion of a pilot program in 32 of our stores and the decision to move forward with the implementation of a new point-of-sale system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point-of-sale equipment. The impact of this service life reduction was to recognize approximately $2.3 million in the fourth quarter of 2006 and $4.1 million in 2007 as additional depreciation expense on the old cash registers.

Interest Expense

Interest expense increased by $1.9 million to $2.5 million in 2007 compared to $0.6 million in 2006. The increase in interest expense was principally due to higher average outstanding borrowings of $37.9 million in 2007 compared to average outstanding borrowings of $4.8 million in 2006. The higher average borrowings were driven principally by the acquisition of approximately 30.0 million shares of our common stock for $712.5 million under our publicly announced share repurchase programs.

Interest and Investment Income

Interest and investment income increased $1.9 million in 2007 to $5.2 million compared to $3.3 million in 2006. Because we began 2007 with cash and cash equivalents of $281.7 million, we were in an invested position throughout the first half of 2007. We invested primarily in money market type investments that are considered cash equivalents and other short term high grade bond mutual funds.

Income Taxes

Our effective income tax rate on income from continuing operations was 36.8% for 2007 compared to 33.9% for 2006. The increase in 2007 was driven primarily by less benefit from valuation allowance reductions (relating to net operating loss deferred tax assets) and the increase in income from continuing operations before income taxes.

Discontinued Operations

We recorded income from discontinued operations of $7.3 million in 2007 compared to $11.4 million in 2006. The income from discontinued operations in 2007 was principally comprised of 1) the release of our KB-I Bankruptcy Lease Obligations (as defined in note 11 to the accompanying consolidated financial statements) of $6.6 million, net of tax, 2) the recognition of $1.1 million of proceeds, net of tax, from the bankruptcy trust as recovery for prior charges incurred by us for KB-I Bankruptcy Lease Obligations and the Pittsfield, Massachusetts distribution center (formerly owned by KB Toys) mortgage guarantee, and 3) exit-related costs on the 130 closed stores of $0.6 million, net of tax, related to expenses on the portion of the 130 stores where the leases have not been terminated. The income from discontinued operations in 2006 was principally comprised of the partial release of our KB-I Bankruptcy Lease Obligations of $8.7 million, net of tax, and the release of KB Toys-related income tax and sales tax indemnification liabilities of $4.7 million, net of tax, which were partially offset by a loss on the sale of the Pittsfield, Massachusetts distribution center of approximately $1.4 million, net of tax and exit-related costs on the 130 closed stores of $1.6 million, net of tax, including a $0.7 million pretax pension settlement charge and expenses on the portion of the 130 stores where the leases had not been terminated.

Capital Resources and Liquidity

The primary sources of our liquidity are cash flows from operations and, as necessary, borrowings under the 2004 Credit Agreement. Our net income and, consequently, our cash provided by operations are impacted by net sales volume, seasonal sales patterns, and operating profit margins. Our net sales are typically highest during the nine-weeks of Christmas selling season (during our fourth fiscal quarter). Generally our working capital requirements peak late in our third fiscal quarter or early in our fourth fiscal quarter. We meet those needs typically with borrowings under the 2004 Credit Agreement, which terminates on October 28, 2009. At January 31, 2009, working capital was $355.8 million, which included $61.7 million for the current maturities of obligations under the 2004 Credit Agreement.

Global capital and credit markets have recently experienced increased volatility and disruption. Despite this volatility and disruption, we believe that our operating cash flow, together with the 2004 Credit Agreement, will be adequate to meet current operating, investing and financing needs. There can be no assurance that continued or increased volatility and disruption in the global capital and credit markets will not impair our ability to replace, renew, extend or modify the 2004 Credit Agreement beyond its October 2009 termination date on commercially acceptable terms. We expect to have a new bank credit agreement by the end of the second quarter of 2009; however, we expect the cost of borrowing under the new bank credit agreement will be higher than the 2004 Credit Agreement and our borrowing capacity may be less than the $500 million currently available to us under the 2004 Credit Agreement.

Cash provided by operating activities declined in 2008 to $211.1 million from $307.9 million in 2007 and $381.5 million in 2006. While operating profit margins have expanded from 2006 to 2008, these improvements were more than offset with working capital changes. During 2006 through 2008, our inventories declined resulting in cash provided by operations of $99.5 million. The majority of the decline in inventories occurred in 2006 and increased our 2006 cash from operations by $77.9 million. In 2007 and 2008 the inventory decline only resulted in $10.2 million and $11.3 million of cash from operations, respectively. The decline in inventories was driven by lower average store inventory and lower store count each year. The decline in average store inventory was more pronounced in 2006 as a result of our merchandising and operating strategies that resulted in an improved turnover rate of our inventories (which increased from 3.0 turns in 2005 to 3.4 turns in 2006) along with delayed timing of merchandise replenishments. Comparatively, during 2006 through 2008, our accounts payable increased resulting in cash provided by operations of $66.0 million. Our accounts payable leverage was most pronounced in 2007 when we benefited from an increase of $66.3 million in accounts payable. The increase in accounts payable in 2007 was driven by our efforts to improve our terms with our vendors. Accounts payable declined in 2008 principally due to lower inventory in 2008 compared to 2007, and a shift in our merchandise mix to purchases from vendors with shorter payment terms, many of whom offer us discounts. Our cash paid for income taxes was $35.7 million, $65.8 million and $92.4 million during 2006, 2007, and 2008, respectively. The increases in income taxes paid were a direct result of higher operating profits and partly impacted by the timing of required tax payments relative to the fiscal years in which these profits were earned. Additionally, in 2007, we benefited from larger tax deductions caused by our employees' exercise of stock options and vesting of restricted stock. In 2008, we contributed $11.0 million to the Pension Plan. These contributions were made principally as a result of the decline in market value of the Pension Plan's investments resulting from the general economic conditions. We do not expect to have any required contributions to the Pension Plan in 2009; however, we may choose to make discretionary contributions. Based on assumptions about our 2009 operating performance that we have discussed above in MD&A, we expect cash provided by operating activities to be approximately $225 million to $230 million in 2009. However, based on the current general economic conditions, consumers may elect to defer or forego purchases in response to tighter credit and negative financial news. Reduced consumer spending may reduce our net sales, which could lower our profitability and limit our ability to convert merchandise inventories to cash.

Cash used in investing activities increased in 2008 to $88.2 million from $58.8 million in 2007 and $30.4 million in 2006. These changes were caused by the increase in capital expenditures each year. In 2006, our capital expenditures were limited principally to maintenance type capital related to various store, distribution center, and lease related requirements, as well as capital related to opening 11 new stores, and software development costs for our new point-of-sale register system. In 2007, our capital expenditures were higher principally due to the installation of the new point-of-sale register system in approximately 700 of our stores and for approximately 70 store retrofits to better feature some of our key merchandise growth classifications. In 2008, we completed the installation of new cash registers in all of our stores and capital expenditures were

higher than the prior year principally as a result of licensing and development associated with our SAP® for Retail system implementation, the acquisition of two store properties that we were previously leasing and 21 new store openings. We expect capital expenditures to be approximately $80 million to $85 million in 2009, comprised principally of maintenance capital of approximately $40 million, real estate capital of approximately $20 million driven by our plan to open 45 new stores, and other capital of $20 million to $25 million which includes, among other things, our continued software development of the SAP® for Retail system.

Cash used in financing activities was driven by the repurchase of shares of our common stock under various share repurchase programs approved by our board of directors. We acquired $150.0 million, $712.5 million and $37.5 million of our outstanding common shares in 2006, 2007, and 2008, respectively under these programs. The common share repurchases were funded with cash provided by our operating activities and borrowings under the 2004 Credit Agreement. Our net borrowings outstanding under the 2004 Credit Agreement have fluctuated during the past three years. In 2006, we repaid our beginning of the year outstanding borrowings of $5.5 million and ended the year with cash and cash equivalents of $281.7 million. In 2007, principally due to the $712.5 million of shares repurchased under our share repurchase programs, we ended the year with outstanding borrowings of $163.7 million. During 2008, we paid $102 million to reduce our outstanding borrowings and ended the year with $61.7 million outstanding under the 2004 Credit Agreement.

The proceeds of the 2004 Credit Agreement are available for general corporate purposes, working capital, and to repay certain of our indebtedness. The pricing and fees related to the 2004 Credit Agreement fluctuate based on our debt rating. A downgrade in our credit rating could raise our cost of borrowing under the 2004 Credit Agreement. Loans made under the 2004 Credit Agreement may be prepaid by us without penalty. The 2004 Credit Agreement contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the 2004 Credit Agreement, which would permit the lenders to restrict our ability to further access the 2004 Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding loans under the 2004 Credit Agreement. We were in compliance with our financial covenants under the 2004 Credit Agreement, as amended, at January 31, 2009.

The 2004 Credit Agreement permits, at our option, borrowings at various interest rate options based on the prime rate or the London InterBank Offering Rate plus applicable margin. The 2004 Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by us and the lenders. Whenever our liquidity position requires us to borrow funds under the 2004 Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by the following components of our operations: 1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and 2) cash outflows such as check clearings for the acquisition of merchandise, payroll and other operating expenses, wire and other electronic transactions for merchandise purchases, income and other taxes, employee benefits, and other miscellaneous disbursements.

In addition to revolving credit loans, the 2004 Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. We had borrowings outstanding under the 2004 Credit Agreement of $61.7 million and $163.7 million at January 31, 2009 and February 2, 2008, respectively. The weighted average interest rate on these borrowings was 1.3% at January 31, 2009 and 4.6% at February 2, 2008. The borrowings available under the 2004 Credit Agreement, after taking into account the outstanding borrowings and the reduction of availability resulting from outstanding letters of credit totaling $53.2 million, were $385.1 million at January 31, 2009.

We use the 2004 Credit Agreement, as necessary, to provide funds for ongoing and seasonal working capital, capital expenditures, share repurchase programs, and other expenditures. In addition, we use the 2004 Credit Agreement to provide letters of credit for various operating and regulatory requirements, a significant portion of which consists of letters of credit required as a result of our self-funded insurance programs. Given the seasonality of our business, the amount of borrowings under the 2004 Credit Agreement may fluctuate materially depending on various factors, including our operating financial performance, the time of year, and our need to increase merchandise inventory levels prior to the peak selling season. We anticipate total indebtedness under the facility will be less than $125 million through the end of May 2009.

As discussed further in this Form 10-K, Item 1A. Risk Factors, the recent events that have occurred in the financial and credit markets continue to add a high level of uncertainty to factors which may affect our results of operations, capital resources, and liquidity, as well as credit availability to our vendors and customers. Based in part on discussions we have had with our key banking relationships, we currently believe that we have the ability to obtain financing beyond the termination of the 2004 Credit Agreement. Based on current market conditions and discussions that we have had with our key banking relationships, we may not be able to replace the entire $500 million of availability with a new agreement. However, we expect to be able to obtain a sufficient level of financing such that our normal operations are not impacted. Because interest rate credit spreads have widened since we entered into the 2004 Credit Agreement, we may pay higher interest rates in the future under a new bank credit agreement; however, the current LIBOR rate, which is a base rate available to us under the 2004 Credit Agreement and expected to be available to us under a new bank credit agreement (prior to the application of the applicable credit spread), is approximately 4% lower than the peak LIBOR rate in 2008. We do not expect the higher credit spread under the new bank agreement to have a material adverse effect on our operating results in 2009. Based on historical and planned financial results, we believe that we have or, if necessary, have the ability to obtain, adequate resources to fund ongoing and seasonal working capital requirements, proposed capital expenditures, new projects, and currently maturing obligations. Other than the recent events that have occurred in the financial and credit markets and the scheduled termination of the 2004 Credit Agreement in October 2009, we are not currently aware of any other trends, events, demands, commitments, or uncertainties which reasonably can be expected to have a material impact on our capital resources or liquidity.

Contractual Obligations

The following table summarizes payments due under our contractual obligations at January 31, 2009:

	Payments Due by Period [1]				
(In thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Obligations under bank credit facility [2]	$ 61,700	$ 61,700	$ —	$ —	$ —
Operating lease obligations [3] [4]	887,709	251,168	365,309	199,646	71,586
Capital lease obligations [4]	6,389	2,758	3,301	330	—
Purchase obligations [4] [5]	716,449	549,347	88,653	59,076	19,373
Other long-term liabilities [6]	53,745	14,714	10,364	11,467	17,200
Total contractual obligations [7]	$ 1,725,992	$ 879,687	$ 467,627	$ 270,519	$ 108,159

(1) The disclosure of contractual obligations in this table is based on assumptions and estimates that we believe to be reasonable as of the date of this report. Those assumptions and estimates may prove to be inaccurate; consequently, the amounts provided in the table may differ materially from those amounts that we ultimately incur. Variables that may cause the stated amounts to vary from those actually incurred include, but are not limited to: the termination of a contractual obligation prior to its stated or anticipated expiration; fees or damages incurred as a result of the premature termination or breach of a contractual obligation; the acquisition of more or less services or goods under a contractual obligation than are anticipated by us as of the date of this report; fluctuations in third party fees, governmental charges, or market rates that we are obligated to pay under contracts we have with certain vendors; and the exercise of renewal options under, or the automatic renewal of, contracts that provide for the same.

(2) Obligations under bank credit facility consist of the borrowings outstanding under the 2004 Credit Agreement. In addition, we had outstanding letters of credit totaling $53.2 million at January 31, 2009. Approximately $49.5 million of the outstanding letters of credit represent stand-by letters of credit and we do not expect to meet conditions requiring significant cash payments on these letters of credit; accordingly, they have been excluded from this table. The remaining outstanding letters of credit represent commercial letters of credit whereby the related obligation is included in Purchase Obligations. For a further discussion, see note 3 to the accompanying consolidated financial statements.

(3) Operating lease obligations include, among other items, leases for retail stores, warehouse space, data center, offices, and certain computer and other business equipment. The future minimum commitments for store, data center, office, and warehouse space operating leases are $663.5 million. For a discussion of leases, see note 5 to the accompanying consolidated financial statements. Many of the store lease obligations require us to pay for our applicable portion of common area maintenance costs ("CAM"), real estate taxes, and property insurance. In connection with our store lease obligations, we estimated that future obligations for CAM, real estate taxes, and property insurance were $215.8 million at January 31, 2009. We have made certain assumptions and estimates in order to account for our contractual obligations relative to CAM, real estate taxes, and property insurance. Those assumptions and estimates include, but are not limited to: use of historical data to estimate our future obligations; calculation of our obligations based on comparable store averages where no historical data is available for particular leasehold; and assumptions related to average expected increases over historical data. The remaining lease obligation of $8.4 million relates primarily to operating leases for computer and other business equipment.

(4) For purposes of the lease and purchase obligation disclosures, we have assumed that we will make all payments scheduled or reasonably estimated to be made under those obligations that have a determinable expiration date, and we disregarded the possibility that such obligations may be prematurely terminated or extended, whether automatically by the terms of the obligation or by agreement between us and the counterparty, due to the speculative nature of premature termination or extension. Where an operating lease or purchase obligation is subject to a month-to-month term or another automatically renewing term, we disclosed in the table our minimum commitment under such obligation, such as one month in the case of a month-to-month obligation and the then-current term in the case of another automatically renewing term, due to the uncertainty of future decisions to exercise options to extend or terminate any existing leases.

(5) Purchase obligations include outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $410.2 million, the entirety of which represents obligations due within one year of January 31, 2009. In addition, we have a purchase commitment for future inventory purchases totaling $167.4 million at January 31, 2009. While we are not required to meet any periodic minimum purchase requirements under this commitment, for purposes of this tabular disclosure, we have included the value of the purchases that we anticipate making during each of the reported periods, as purchases that will count toward our fulfillment of the aggregate obligation. The remaining $138.8 million of purchase obligations is primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

(6) Other long-term liabilities include $30.2 million for expected pension plan contributions, our $11.0 million obligation related to our nonqualified deferred compensation plan, $11.6 million for unrecognized tax benefits, and $0.9 million for closed store lease termination costs. Pension contributions are equal to expected benefit payments for the nonqualified plan plus expected contributions to the qualified plan using actuarial estimates and assuming that we only make the minimum required contributions (see note 8 to the accompanying consolidated financial statements for additional information about our employee benefit plans). We have estimated the payments due by period for the nonqualified deferred compensation plan based on an average of historical distributions. We have included unrecognized tax benefits of $3.8 million for payments expected in 2009 and $7.8 million of FIN No. 48 timing-related items anticipated to reverse in 2009. Unrecognized tax benefits in the amount of $24.4 million have been excluded from the table because we are unable to make a reasonably reliable estimate of the timing of future payments. Our closed store lease termination cost payments are based on contractual terms.

(7) The obligations disclosed in this table are exclusive of the contingent liabilities, guarantees, and indemnities related to KB Toys. For further discussion, see note 11 to the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

For a discussion of the KB Bankruptcy Lease Obligations, see note 11 to the accompanying consolidated financial statements. Because the KB Toys business filed for bankruptcy again in December 2008 and liquidated all of its store operations, we accrued a contingent liability on our balance sheet in the amount of $5.0 million for 31 KB Toys

store leases for which we may have an indemnification or guarantee obligation. Because of uncertainty inherent in the assumptions used to estimate this liability, our estimated liability could ultimately prove to be understated and could result in a material adverse impact on our financial condition, results of operations, and liquidity.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an on-going basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that management believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Our significant accounting policies are described in note 1 to the accompanying consolidated financial statements. We believe the following assumptions and estimates are the most critical to understanding and evaluating our reported financial results. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price at or near the end of the reporting period. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear slow-moving inventory, the estimated allowance for shrinkage, and the estimated amount of excess or obsolete inventory, which may impact the ending inventory valuation and prior or future gross margin. These estimates are based on historical experience and current information.

When management determines the salability of merchandise inventories is diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences and age of merchandise, as well as seasonal trends. Timing of holidays within fiscal periods, weather, and customer preferences could cause material changes in the amount and timing of markdowns from year to year.

The inventory allowance for shrinkage is recorded as a reduction to inventories, charged to cost of sales, and calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical and current year experience based on a sample of recent physical inventory results. Independent physical inventory counts are taken at each store once a year, and typically the majority of these counts occur during January through April. Because only a sampling of our stores are counted prior to making our fiscal year end shrink estimate, we rely on the results of these sample stores along with our historical results to estimate our fiscal year end shrink accrual. During the first fiscal quarter, the majority of the physical inventories are completed and actual results are recorded on a store by store basis. In addition, we evaluate our go-forward shrink accrual rate based on the results of the completed physical inventories. At January 31, 2009, a 10% difference in our shrink reserve would have affected gross margin, operating profit and income from continuing operations before income taxes by approximately $5 million. While it is not possible to quantify the impact from each cause of shrinkage, we have loss prevention programs and policies aimed at minimizing shrinkage.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment. We perform annual impairment reviews of our long-lived assets at the store level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows in each of the past two years (on a rolling basis). For each store with two years of negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

We recognized impairment charges of $0.1 million, $0.8 million, and $7.7 million in 2008, 2007, and 2006, respectively. We believe that our impairment charges are trending lower because we closed a number of underperforming stores at the end of 2005, and continued to close (primarily through non-renewal of leases) underperforming stores in 2006, 2007 and 2008. We only identified seven stores with impairment indicators as a result of our annual store impairment tests in 2008 and we recognized impairment charges on six of those stores. Therefore, we do not believe that varying the assumptions used to test for recoverability to estimate fair value of our long-lived assets would have a material impact on the impairment charges we incurred in 2008. However, if our future operating results decline significantly, we may be exposed to impairment losses that could be material (see Item 1A, Risk Factors, for additional discussion of this risk).

In addition to our annual store impairment reviews, we evaluate our long-lived assets at each reporting period to determine whether impairment indicators are present. In 2008, we recorded impairment to the assets of one store as a result of a casualty loss due to hurricane damage. The amount of this impairment is included in the $0.1 million 2008 impairment charge discussed above.

Share-Based Compensation

We grant stock options and performance-based nonvested restricted stock to our employees under shareholder approved incentive plans. Share-based compensation expense was $15.5 million, $9.9 million, and $6.6 million in 2008, 2007, and 2006, respectively. The increase in share-based compensation expense in each of the last three years is principally due to our adoption of SFAS No. 123(R) in the first quarter of 2006, when we began recognizing expense in our consolidated statements of operations for the fair value of stock options. Additionally, in the fourth quarter of 2005, we accelerated the vesting of certain stock options, but not those granted after February 21, 2005, in order to reduce future expense on these options. The majority of our stock options granted in 2006 and subsequent years vest on a pro-rata basis over a four-year period. Assuming that we grant a similar number of stock options in 2009 to the number we granted in 2008, we would expect share-based compensation expense to increase in 2009, to reflect the additional options outstanding that have unrecognized compensation expense. Because 2009 is the fourth year of expensing stock options and the majority of our stock options vest on a pro-rata basis over four years, we do not expect the number of unvested options to continue to increase beyond 2009 unless the number of stock options granted increases in the future. Future share-based compensation expense for stock options is dependent upon the number and terms of future stock option awards and many estimates, judgments and assumptions used in arriving at the fair value of stock options. Future expense related to stock options may vary materially from currently amortizing options.

We estimate the fair value of our stock options using a binomial model. The binomial model takes into account estimates, assumptions, and judgments about our stock price volatility, our dividend yield rate, the risk-free rate of return, the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield rate on our common shares is assumed to be zero since we have not paid dividends and have no immediate plans to do so. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the application of the binomial model and includes assumptions such as the expected employee exercise behavior and our expected turnover rate, which is based on analysis of historical data.

Compensation expense for performance-based nonvested restricted stock awards is recorded over the estimated vesting period based on the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the achievement of the performance targets at each reporting period and make adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense. Any change in the estimated vesting date results in a prospective change to the related expense by charging the remaining unamortized expense over the remaining expected vesting period at the date the estimate was changed.

On the grant date of the 2007 restricted stock awards, we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the second quarter of 2007, we changed the estimated achievement date from three years to two years as a result of our performance being better than expected, resulting in $1.6 million and $1.1 million of incremental expense in 2008 and 2007, respectively. We achieved the higher financial performance objective for the 2007 awards based on the 2008 results, and accordingly, these awards will vest on the first trading date following the filing of this report.

On the grant date of the 2008 restricted stock awards, we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the second quarter of 2008, we changed the estimated achievement date for the higher financial performance objective from three years to two years due to better operating results than initially anticipated, resulting in $0.8 million of incremental expense in 2008. In the fourth quarter of 2008, we changed the estimated achievement date for the higher financial performance objective from two years to three years due to our declining net sales results which were in part due to the general economic conditions in the United States.

Income Taxes

The determination of our income tax expense, refunds receivable, income taxes payable, deferred tax assets and liabilities and financial statement recognition, de-recognition and/or measurement of uncertain tax benefits (for positions taken or to be taken on income tax returns) requires significant judgment, the use of estimates, and the interpretation and application of complex accounting and multi-jurisdictional income tax laws.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit in accordance with FIN No. 48, changes in deferred tax asset valuation allowances and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates. Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

We evaluate our ability to recover our deferred tax assets within the jurisdiction from which they arise. We consider all available positive and negative evidence including recent financial results, projected future pretax accounting income from continuing operations and tax planning strategies (when necessary). This evaluation requires us to make assumptions that require significant judgment about the forecasts of future pretax accounting income. The assumptions that we use in this evaluation are consistent with the assumptions and estimates used to develop our consolidated operating financial plans. If we determine that a portion of our deferred tax assets, which principally represent expected future deductions or benefits, are not likely to be realized, we recognize a valuation allowance for our estimate of these benefits which we believe are not likely recoverable. Additionally, changes in tax laws, apportionment of income for state tax purposes, and rates could also affect recorded deferred tax assets.

In accordance with FIN No. 48, we evaluate the uncertainty of income tax positions taken or to be taken on income tax returns. When a tax position meets the FIN No. 48 more-likely-than-not threshold, we recognize economic benefits associated with the position on our consolidated financial statements. The more-likely-than-not recognition threshold is a positive assertion that an enterprise believes it is entitled to economic benefits associated with a tax position. When a tax position doesn't meet the more-likely-than-not threshold, or in the case of those positions that do meet the threshold but are measured at less than the full benefit taken on the

return, we recognize tax liabilities (or de-recognize tax assets, as the case may be). A number of years may elapse before a particular matter, for which we have derecognized a tax benefit, is audited and fully resolved or clarified. We adjust unrecognized tax benefits and income tax provision in the period in which an uncertain tax position is effectively or ultimately settled, the statute of limitations expires for the relevant taxing authority to examine the tax position, or as a result of the evaluation of new information that becomes available.

Pension

Actuarial valuations are used to calculate the estimated expenses and obligations for our pension plans. Inherent in the actuarial valuations are several assumptions including discount rate and expected return on plan assets. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption is primarily a long-term, prospective rate of return. The weighted average discount rate used to determine the net periodic pension cost for 2008 is 6.5%. A 0.5% decrease in the discount rate would increase net periodic pension cost by $0.1 million. The long-term rate of return on assets used to determine net periodic pension cost in 2008 is 8.5%. A 1.0% decrease in the expected long-term rate of return on plan assets would increase the net periodic pension cost by $0.4 million.

We recognized a charge of $9.3 million, net of tax, to other comprehensive income in 2008, principally as a result of the decline in value of investments held by the pension trust. As of January 31, 2009, the accumulated other comprehensive income amount, which was principally unrealized actuarial loss, was $15.3 million, net of tax. During 2008, we reclassified $0.8 million, pretax, from other comprehensive income to expense in our consolidated statement of operations. During 2009, and in future periods, we expect to reclassify approximately $2.6 million from other comprehensive income to expense, assuming we achieve our estimated rate of return on pension plan investments in future periods. Additionally, in the event that we have future settlement events, as occurred in 2007 and 2006, we would expect that the expense related to future settlements would be greater than the $1.3 million and $1.5 million charges in 2007 and 2006, respectively.

Insurance and Insurance-related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is funded by employees. We purchase stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure in these areas. Accrued insurance liabilities and related expenses are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these actuarially-based calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors. A 10% change in our self-insured liabilities at January 31, 2009 would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $8 million.

General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4.0% discount rate, while other liabilities for insurance reserves are not discounted. A 1.0% change in the discount rate on these liabilities would have affected selling and administrative expenses, operating profit, and income from continuing operations before income taxes by approximately $1 million.

Lease Accounting

In order to recognize rent expense on our leases, we evaluate many factors to identify the lease term such as the contractual term of the lease, our assumed possession date of the property, renewal option periods, and the estimated value of leasehold improvement investments that we are required to make. Based on this evaluation, our lease term is typically the minimum contractually obligated period over which we have control of the property. This term is used because although many of our leases have renewal options, we typically do not incur an economic or contractual penalty in the event of non-renewal. Therefore, we typically use the initial minimum lease term for purposes of calculating straight-line rent, amortizing deferred rent, and recognizing depreciation expense on our leasehold improvements.

Recently Adopted Accounting Pronouncements

Fair Value Measurements

Effective February 3, 2008, we adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), for financial assets and liabilities on a prospective basis. The FASB deferred the effective date of SFAS No. 157 for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements in a non-recurring basis, which we will adopt effective the beginning of 2009. SFAS No. 157 addresses how companies should approach measuring fair value and expands disclosures about fair value measurements under other accounting pronouncements that require or permit fair value measurements. The standard provides a single definition of fair value that is to be applied consistently for most accounting applications and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company's financial statements and the methods and inputs used to arrive at these values. The adoption of this statement for financial assets and liabilities did not have any impact on our financial condition, results of operations, or liquidity. The adoption of this statement for non-financial assets and liabilities in 2009 is not expected to have a material impact on our financial condition, results of operations, or liquidity.

Pension

Effective in 2008, SFAS No. 158 requires us to measure defined benefit plan assets and obligations as of the date of our year-end consolidated balance sheet. Previously, our pension plans had a measurement date of December 31. Switching to the new measurement date required one-time adjustments of $0.1 million to retained earnings and less than $0.1 million to accumulated comprehensive income in 2008 per the transition guidance in SFAS No. 158.

Fair Value Option

Effective February 3, 2008, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits us to choose to measure certain financial instruments and other items at fair value. We did not elect to measure any additional financial assets or liabilities at fair value.

Recent Accounting Pronouncements – Future Adoptions

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which changes the accounting for business combinations and their effects on the financial statements. SFAS No. 141(R) will be effective at the beginning of 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS No. 160 requires entities to report non-controlling interests in subsidiaries as equity in their consolidated financial statements. SFAS No. 160 will be effective at the beginning of 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In December 2008, the FASB issued FASB Staff Position ("FSP") No. 132(R)-1, *Employers' Disclosure about Postretirement Benefit Plan Assets*," which requires additional disclosures for employers' pension plan assets. As pension plan assets were not included within the scope of SFAS No. 157, this FSP requires employers to disclose information about fair value measurements of plan assets similar to the disclosures required under SFAS No. 157, the investment policies and strategies for the major categories of plan assets, and significant concentrations of risk within plan assets. FSP 132(R)-1 will be effective at the end of 2009. Because this FSP provides only disclosure requirements, it will not have a material impact on our financial condition, results of operations, or liquidity.

Commitments

For a discussion of commitments, refer to note 3, note 5, note 10, and note 11 to the accompanying consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk from exposure to changes in interest rates on investments that we make from time to time and on borrowings under the 2004 Credit Agreement. We had no fixed rate long-term debt at January 31, 2009. An increase of 1.0% in our variable interest rate on our outstanding debt would not have a material effect on our financial condition, results of operations, or liquidity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the internal control over financial reporting of Big Lots, Inc. and subsidiaries (the "Company") as of January 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 31, 2009, of the Company, and our report dated March 30, 2009, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of Financial Accounting Standards Board Statement No. 109*, effective February 4, 2007, SFAS No. 123(R) (Revised 2004), *Share-Based Payment*, effective January 29, 2006, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement, an amendment to SFAS Nos. 87, 88, 106, and 132(R),* effective February 3, 2007.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Big Lots, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big Lots, Inc. and subsidiaries at January 31, 2009 and February 2, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of Financial Accounting Standards Board Statement No. 109*, effective February 4, 2007. As discussed in Note 1 to the consolidated financial statements the Company adopted the provisions of SFAS No. 123(R) (Revised 2004), *Share-Based Payment*, effective January 29, 2006. As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to SFAS Nos. 87, 88, 106, and 132(R),* effective February 3, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 30, 2009

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	2008	2007	2006
Net sales	$ 4,645,283	$ 4,656,302	$ 4,743,048
Cost of sales	2,787,854	2,815,959	2,851,616
Gross margin	1,857,429	1,840,343	1,891,432
Selling and administrative expenses	1,523,882	1,515,379	1,622,339
Depreciation expense	78,624	88,484	101,279
Operating profit	254,923	236,480	167,814
Interest expense	(5,282)	(2,513)	(581)
Interest and investment income	65	5,236	3,257
Income from continuing operations before income taxes	249,706	239,203	170,490
Income tax expense	94,908	88,023	57,872
Income from continuing operations	154,798	151,180	112,618
Income (loss) from discontinued operations, net of tax expense (benefit) of ($2,116), $4,726, and $4,445 in fiscal years 2008, 2007, and 2006, respectively	(3,251)	7,281	11,427
Net income	$ 151,547	$ 158,461	$ 124,045
Earnings per common share — basic:			
Continuing operations	$ 1.91	$ 1.49	$ 1.02
Discontinued operations	(0.04)	0.07	0.10
	$ 1.87	$ 1.56	$ 1.12
Earnings per common share — diluted:			
Continuing operations	$ 1.89	$ 1.47	$ 1.01
Discontinued operations	(0.04)	0.07	0.10
	$ 1.85	$ 1.55	$ 1.11

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except par value)

	January 31, 2009	February 2, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 34,773	$ 37,131
Inventories	736,616	747,942
Deferred income taxes	45,275	53,178
Other current assets	54,207	52,859
Total current assets	870,871	891,110
Property and equipment — net	490,041	481,366
Deferred income taxes	53,763	51,524
Other assets	17,783	19,815
Total assets	$ 1,432,458	$ 1,443,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities under bank credit facility	$ 61,700	$ —
Accounts payable	235,973	260,272
Property, payroll, and other taxes	66,525	65,260
Accrued operating expenses	45,693	62,978
Insurance reserves	38,303	37,762
KB bankruptcy lease obligation	5,043	—
Accrued salaries and wages	40,460	37,531
Income taxes payable	21,398	36,541
Total current liabilities	515,095	500,344
Long-term obligations under bank credit facility	—	163,700
Deferred rent	29,192	35,955
Insurance reserves	45,197	45,092
Unrecognized tax benefits	28,852	25,353
Other liabilities	39,277	34,885
Shareholders' equity:		
Preferred shares — authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares — authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 81,315 shares and 82,682 shares, respectively	1,175	1,175
Treasury shares — 36,180 shares and 34,813 shares, respectively, at cost	(804,561)	(784,718)
Additional paid-in capital	504,552	490,959
Retained earnings	1,088,984	937,571
Accumulated other comprehensive income (loss)	(15,305)	(6,501)
Total shareholders' equity	774,845	638,486
Total liabilities and shareholders' equity	$ 1,432,458	$ 1,443,815

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common		Treasury		Unearned	Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Compensation	Capital	Earnings	Income (Loss)	Total
Balance — January 28, 2006	113,932	$1,175	3,563	$ (48,294)	$(2,114)	$470,677	$ 657,280	$ —	$ 1,078,724
Net income	—	—	—	—	—	—	124,045	—	124,045
Adjustment due to SFAS No. 123(R)	—	—	—	—	2,114	(2,114)	—	—	—
Adjustment due to SFAS No. 158, net of tax of $3,859	—	—	—	—	—	—	—	(5,933)	(5,933)
Purchases of common shares	(9,461)	—	9,461	(150,450)	—	—	—	—	(150,450)
Structured share repurchase	—	—	—	—	—	627	—	—	627
Exercise of stock options	4,672	—	(4,672)	68,128	—	(10,609)	—	—	57,519
Tax benefit from share-based awards	—	—	—	—	—	11,898	—	—	11,898
Treasury shares used for matching contributions to savings plan	404	—	(404)	5,589	—	(415)	—	—	5,174
Sale of treasury shares used for deferred compensation plan	86	—	(86)	845	—	669	—	—	1,514
Share-based employee compensation expense	—	—	—	—	—	6,585	—	—	6,585
Balance — February 3, 2007	109,633	1,175	7,862	(124,182)	—	477,318	781,325	(5,933)	1,129,703
Net income	—	—	—	—	—	—	158,461	—	158,461
Other comprehensive income									
Amortization of pension, net of tax of $(855)	—	—	—	—	—	—	—	1,246	1,246
Valuation adjustment of pension, net of tax of $1,245	—	—	—	—	—	—	—	(1,814)	(1,814)
Comprehensive income	—	—	—	—	—	—	—	—	157,893
Adoption of FIN No. 48	—	—	—	—	—	—	(2,215)	—	(2,215)
Purchases of common shares	(30,059)	—	30,059	(714,911)	—	—	—	—	(714,911)
Exercise of stock options	2,742	—	(2,742)	46,946	—	(11,023)	—	—	35,923
Restricted shares awarded	286	—	(286)	6,662	—	(6,662)	—	—	—
Tax benefit from share-based awards	—	—	—	—	—	19,821	—	—	19,821
Sale of treasury shares used for deferred compensation plan	80	—	(80)	767	—	1,598	—	—	2,365
Share-based employee compensation expense	—	—	—	—	—	9,907	—	—	9,907
Balance — February 2, 2008	82,682	1,175	34,813	(784,718)	—	490,959	937,571	(6,501)	638,486
Net income	—	—	—	—	—	—	151,547	—	151,547
Other comprehensive income									
Amortization of pension, net of tax of $(316)	—	—	—	—	—	—	—	487	487
Valuation adjustment of pension, net of tax of $6,102	—	—	—	—	—	—	—	(9,331)	(9,331)
Comprehensive income	—	—	—	—	—	—	—	—	142,703
Adoption of SFAS No. 158, net of tax of $88 and $(26), respectively	—	—	—	—	—	—	(134)	40	(94)
Purchases of common shares	(2,170)	—	2,170	(37,508)	—	—	—	—	(37,508)
Exercise of stock options	788	—	(788)	17,530	—	(6,670)	—	—	10,860
Restricted shares awarded	2	—	(2)	40	—	(40)	—	—	—
Tax benefit from share-based awards	—	—	—		—	4,590	—	—	4,590
Sale of treasury shares used for deferred compensation plan	13	—	(13)	95	—	257	—	—	352
Share-based employee compensation expense	—	—	—	—	—	15,456	—	—	15,456
Balance — January 31, 2009	81,315	$1,175	36,180	$(804,561)	$ —	$504,552	$1,088,984	$(15,305)	$ 774,845

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	2008	2007	2006
Operating activities:			
Net income	$ 151,547	$ 158,461	$ 124,045
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	73,787	83,103	95,613
Deferred income taxes	13,518	457	(13,641)
Employee benefits paid with common shares	—	—	5,174
KB Toys matters	3,119	(6,108)	(14,218)
Non-cash share-based compensation expense	15,456	9,907	6,585
Non-cash impairment charges	137	757	7,720
Loss on disposition of property and equipment	1,626	2,919	4,503
Pension	(8,734)	2,901	3,599
Change in assets and liabilities:			
Inventories	11,326	10,243	77,907
Accounts payable	(24,299)	66,276	24,044
Current income taxes	(12,362)	6,010	44,115
Other current assets	(1,258)	(1,653)	4,898
Other current liabilities	(9,590)	(25,414)	9,713
Other assets	1,595	(2,491)	600
Other liabilities	(4,805)	2,564	820
Net cash provided by operating activities	211,063	307,932	381,477
Investing activities:			
Capital expenditures	(88,735)	(60,360)	(35,878)
Proceeds from HCC Note	—	235	677
Purchases of short-term investments	—	(436,040)	(488,075)
Redemptions of short-term investments	—	436,040	488,075
Cash proceeds from sale of property and equipment	550	1,394	4,883
Other	(7)	(33)	(103)
Net cash used in investing activities	(88,192)	(58,764)	(30,421)
Financing activities:			
Proceeds from borrowings under bank credit facility	2,918,600	821,100	269,900
Payment of borrowings under bank credit facility	(3,020,600)	(657,400)	(275,400)
Payment of capital lease obligations	(1,523)	(592)	—
Proceeds from the exercise of stock options	10,860	35,923	57,519
Excess tax benefit from share-based awards	4,590	19,821	11,898
Payment for treasury shares acquired	(37,508)	(714,911)	(150,450)
Structured share repurchase	—	—	627
Treasury shares sold for deferred compensation plan	352	2,365	1,514
Proceeds from finance obligation	—	—	13,283
Net cash used in financing activities	(125,229)	(493,694)	(71,109)
Increase (decrease) in cash and cash equivalents	(2,358)	(244,526)	279,947
Cash and cash equivalents:			
Beginning of year	37,131	281,657	1,710
End of year	$ 34,773	$ 37,131	$ 281,657
Supplemental disclosure of cash flow information:			
Cash paid for interest, including capital leases	$ 5,568	$ 1,732	$ 322
Cash paid for income taxes, excluding impact of refunds	$ 92,433	$ 65,767	$ 35,727
Non-cash activity:			
Assets acquired under capital leases	$ 5,525	$ 3,089	$ —
Accrued property and equipment	$ 3,588	$ 7,930	$ 2,106

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Summary of Significant Accounting Policies

Description of Business

All references in the consolidated financial statements and these related notes to "we," "us," and "our" are to Big Lots, Inc. and its subsidiaries. We are the nation's largest broadline closeout retailer. At January 31, 2009, we operated a total of 1,339 stores in 47 states. Our goal is to strengthen and build upon our leadership position in broadline closeout retailing by providing our customers with great savings on brand-name closeouts and other value-priced merchandise. You can locate us on the Internet at www.biglots.com. The contents of our websites are not part of this report.

Basis of Presentation

The consolidated financial statements include Big Lots, Inc. and all of its subsidiaries, have been prepared in accordance with GAAP, and include all of our accounts. We consolidate all majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

We follow the concept of a 52-53 week fiscal year, which ends on the Saturday nearest to January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2008 ("2008") was comprised of the 52 weeks that began on February 3, 2008 and ended on January 31, 2009. Fiscal year 2007 ("2007") was comprised of the 52 weeks that began on February 4, 2007 and ended on February 2, 2008. Fiscal year 2006 ("2006") was comprised of the 53 weeks that began on January 29, 2006 and ended on February 3, 2007.

Segment Reporting

We manage our business based on one segment, broadline closeout retailing. At the end of 2008, 2007, and 2006, all of our operations were located within the United States of America.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that it believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates. Management discusses the development and selection of its critical accounting policies and estimates with the Audit Committee of our Board of Directors. See our Critical Accounting Policies and Estimates contained within Item 7, MD&A, of this Form 10-K for additional information about our accounting policies.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, credit and debit card receivables, and highly liquid investments, including money market funds, which are unrestricted to withdrawal or use and which have an original maturity of three months or less. We review cash and cash equivalent balances on a bank by bank basis in order to identify book overdrafts. Book overdrafts

Note 1 — Summary of Significant Accounting Policies **(Continued)**

occur when the amount of outstanding checks exceed the cash deposited at a given bank. We reclassify book overdrafts, if any, to accounts payable on our consolidated balance sheets. Amounts due from banks for credit and debit card transactions are typically settled in less than seven days. Amounts due from banks for these transactions totaled $21.5 million and $21.9 million at January 31, 2009 and February 2, 2008, respectively. Cash equivalents are stated at cost, which approximates market value.

Investments

Investment securities are classified as available-for-sale, held-to-maturity, or trading at the date of purchase. Investments are recorded at fair value as either current assets or non-current assets based on the stated maturity or our plans to either hold or sell the investment. Unrealized holding gains and losses on trading securities are recognized in earnings. Unrealized holding gains and losses on available-for-sale securities are recognized in other comprehensive income, until realized. We did not own any held-to-maturity or available-for-sale securities as of January 31, 2009 or February 2, 2008.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Cost includes any applicable inbound shipping and handling costs associated with the receipt of merchandise into our distribution centers (See Selling and Administrative Expenses below for a discussion of outbound shipping and handling costs to our stores). Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into departments of merchandise having similar characteristics at its current retail selling value. Current retail selling values are converted to a cost basis by applying an average cost factor to each specific merchandise department's retail selling value. Cost factors represent the average cost-to-retail ratio computed using beginning inventory and all fiscal year-to-date purchase activity specific to each merchandise department.

Under the average cost retail inventory method, permanent sales price markdowns result in cost reductions in inventory. Our permanent sales price markdowns are typically related to end of season clearance events and are recorded as a charge to cost of sales in the period of management's decision to initiate sales price reductions with the intent not to return the price to regular retail. Promotional markdowns were recorded as a charge to net sales in the period the merchandise is sold. Promotional markdowns are typically related to specific marketing efforts with respect to products maintained continuously in our stores or products that are only available in limited quantities but represent substantial value to our customers. Promotional markdowns are principally used to drive higher sales volume during a defined promotional period.

We record a reduction to inventories and charge to cost of sales for a shrinkage inventory allowance. The shrinkage allowance is calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on our historical and current year experience based on a sample of recent physical inventory results.

We record a reduction to inventories and charge to cost of sales for an excess or obsolete inventory allowance. The excess or obsolete inventory allowance is estimated based on a review of our aged inventory and takes into account any items that have already received a cost reduction as a result of the permanent markdown process discussed above. We estimate an allowance for excess or obsolete inventory based on historical sales trends, age and quantity of product on hand, and anticipated future sales.

Payments Received from Vendors

Payments received from vendors relate primarily to rebates and reimbursement for markdowns and are recognized in our consolidated statements of operations as a reduction to cost of inventory purchases in the period that the rebate or reimbursement is earned or realized and, consequently, result in a reduction in cost of sales when the related inventory is sold.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Store Supplies

When opening a new store, a portion of the initial shipment of supplies (including primarily display materials, signage, security-related items, and miscellaneous store supplies) is capitalized at the store opening date. These capitalized supplies represent more durable types of items for which we expect to receive future economic benefit. Subsequent replenishments of capitalized store supplies are expensed. The consumable/non-durable type items for which the future economic benefit is less measurable are expensed upon shipment to the store. Capitalized store supplies are adjusted periodically for changes in estimated quantities or costs and are included in other current assets in our consolidated balance sheets.

Property and Equipment — Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. The estimated service lives of our property and equipment by major asset category were as follows:

Land improvements	15 years
Buildings	40 years
Leasehold improvements	5 years
Store fixtures and equipment	5 years
Distribution and transportation fixtures and equipment	5 - 15 years
Office and computer equipment	5 years
Computer software costs	3 - 7 years
Company vehicles	3 years

Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term. Because the majority of our leasehold improvements are placed in service at the time we open a store and our typical initial lease term is five years, we estimate the useful life of leasehold improvements at five years. This amortization period is consistent with the amortization period for any lease incentives that we would typically receive when initially entering into a new lease that are recognized as deferred rent and amortized over the initial lease term.

Depreciation estimates are revised prospectively to reflect the remaining depreciation or amortization of the asset over the shortened estimated service life when a decision is made to dispose of property and equipment prior to the end of its previously estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in selling and administrative expenses. Major repairs that extend service lives are capitalized. Maintenance and repairs are charged to expense as incurred. Capitalized interest was not significant in any period presented.

Impairment

Our long-lived assets primarily consist of property and equipment, net. In order to determine if impairment indicators are present on store property and equipment, we annually review historical operating results at the store level. Generally, all other property and equipment is reviewed for impairment at the enterprise level. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. Our assumptions related to estimates of future cash flows are based on historical results of cash flows adjusted for management projections for future periods. We estimate the fair value of our long-lived assets using readily available market information for similar assets.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Closed Store Accounting

We recognize an obligation for the fair value of lease termination costs when we cease using the leased property in our operations. In measuring fair value of these lease termination obligations, we consider the remaining minimum lease payments, estimated sublease rentals that could be reasonably obtained, and other potentially mitigating factors. We discount the estimated obligation using the applicable credit adjusted interest rate, resulting in accretion expense in periods subsequent to the period of initial measurement. We monitor the estimated obligation for lease termination liabilities in subsequent periods and revise any estimated liabilities, if necessary. Severance and benefits associated with terminating employees from employment are recognized ratably from the communication date through the estimated future service period, unless the estimated future service period is less than 60 days, in which case we recognize the impact at the communication date. Generally all other store closing costs are recognized when incurred.

We classify the results of operations of closed stores to discontinued operations when the operations and cash flows of the stores have been (or will be) eliminated from ongoing operations and we no longer have any significant continuing involvement in the operations associated with the stores after closure. We generally meet the second criteria on all closed stores as, upon closure, operations cease and we have no continuing involvement. To determine if cash flows have been (or will be) eliminated from ongoing operations, we evaluate a number of qualitative and quantitative factors, including, but not limited to, proximity of a closing store to any remaining open stores and the estimated sales migration from the closed store to any stores remaining open. The estimated sales migration is based on historical estimates of our sales migration upon opening or closing a store in a similar market. For purposes of reporting closed stores as discontinued operations, we report net sales, gross margin, and related operating costs that are directly related to and specifically identifiable with respect to the stores' operations identified as discontinued operations. Certain corporate-level charges, such as general office cost, field operations, national advertising, fixed distribution costs, and interest cost are not allocated to closed stores discontinued operations because we believe that these costs are not specific to the stores' operations.

Share-Based Compensation

We adopted SFAS No. 123(R), *Share-Based Payments*, on January 29, 2006, under the modified prospective method, in which the requirements of SFAS No. 123(R) were applied to new awards and to previously granted awards that were not fully vested on the effective date. Compensation expense is recognized in selling and administrative expense in our consolidated statements of operations for all options that we expect to vest. We estimate forfeitures based on historical information.

We value and expense stock options with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for options with graded vesting is recorded straight-line over the vesting period. We estimate the fair value of stock options using a binomial model. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no immediate plans to do so. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

Compensation expense for performance-based nonvested restricted stock awards is recorded based on fair value of the award on the grant date and the estimated achievement date of the performance criteria. An estimated target achievement date is determined at the time of the award based on historical and forecasted performance of similar measures. We monitor the projected achievement of the performance targets at each reporting period and make prospective adjustments to the estimated vesting period when our internal models indicate that the estimated achievement date differs from the date being used to amortize expense.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted law and tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheet.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit in accordance with FIN No. 48, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

In July 2006, the FASB issued FIN No. 48, which was effective at the beginning of 2007. FIN No. 48 is an interpretation of SFAS No. 109, *Accounting for Income Taxes,* and clarifies the accounting for uncertainty in income tax positions. FIN No. 48 requires us to recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained, based on the technical merits of the position. The recognition and measurement guidelines of FIN No. 48 were applied to all of our material income tax positions as of the beginning of 2007, resulting in an increase in our tax liabilities of $2.2 million with a corresponding decrease to beginning retained earnings for the cumulative effect of a change in accounting principle.

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48.* FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 was effective retroactively to February 4, 2007. The implementation of this standard did not have a material impact on our financial condition, results of operations, or liquidity.

Pension

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).* Beginning with our February 3, 2007 statement of financial condition, SFAS No. 158 required us to recognize an asset for the over funded status or a liability for the under funded status of a defined benefit plan and, beginning in 2007, to recognize annual changes in gains or losses, prior service costs, or other credits that have not yet been recognized as a component of net periodic pension cost, net of tax through other comprehensive income. We adopted these funding and recognition provisions of SFAS No. 158 in 2006. Upon adoption, we recognized a $5.9 million charge, net of tax benefit of $3.9 million, in accumulated other comprehensive income principally comprised of $0.3 million of prior service costs and $5.6 million of actuarial loss, to properly report the funded status of our qualified defined benefit pension plan ("Pension Plan") and nonqualified supplemental defined benefit pension plan ("Supplemental Pension Plan"). See Recently Adopted Accounting Pronouncements section later in this footnote for discussion of the measurement date provisions of SFAS No. 158 adopted by us in 2008.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Pension assumptions are evaluated each year. Actuarial valuations are used to provide assistance in calculating the estimated obligations related to our pension plans. We review external data and historical trends to help determine the discount rate and expected long-term rate of return. Our objective in selecting a discount rate is to identify the best estimate of the rate at which the benefit obligations would be settled on the measurement date. In making this estimate, we review rates of return on high-quality, fixed-income investments available at the measurement date and expected to be available during the period to maturity of the benefits. This process includes a review of the bonds available on the measurement date with a quality rating of Aa or better. The expected long-term rate of return on assets is derived from detailed periodic studies, which includes a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprised the plan's asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumption for the expected long-term rate of return is primarily based on our expectation of a long-term, prospective rate of return.

Insurance and Insurance-related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees. We purchase stop-loss coverage to limit significant exposure in these areas. Accrued insurance-related liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported. The estimated accruals are determined by applying actuarially-based calculations. General liability and workers' compensation liabilities are recorded at our estimate of their net present value, using a 4% discount rate, while other liabilities for insurance-related reserves are not discounted.

Fair Value of Financial Instruments

SFAS No. 157, *Fair Value Measurements,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In connection with our nonqualified deferred compensation plan, we had mutual fund investments of $10.5 million and $13.0 million at January 31, 2009 and February 2, 2008, respectively, which were recorded in other assets. These investments were classified as trading securities and were recorded at their fair value. The $10.5 million fair value of mutual fund investments was a Level 1 valuation under the SFAS No. 157 hierarchy because each fund's quoted market value per share was available in an active market.

The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the relatively short maturity of these items. The carrying value of our obligations under bank credit facility at January 31, 2009 and February 2, 2008, approximates fair value because the interest rates were variable and approximated current market rates.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Commitments and Contingencies

We are subject to various claims and contingencies including legal actions and other claims arising out of the normal course of business. In connection with such claims and contingencies, we estimate the likelihood and amount of any potential obligation, where it is possible to do so, using management's judgment. Management used various internal and external specialists to assist in the estimating process. We accrue, if material, a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if it is probable but an estimate is not determinable, disclosure of a material claim or contingency is made in the notes to our consolidated financial statements.

Revenue Recognition

We recognize sales at the time the customer takes possession of the merchandise. Sales are recorded net of discounts and estimated returns and exclude any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We have sold gift cards in our stores since fiscal 2002. We have issued merchandise credits, typically as a result of customer returns, on stored value cards since fiscal 2003. We do not charge administrative fees on unused gift card or merchandise credit balances and our gift cards and merchandise credits do not expire. We recognize sales revenue from gift cards and merchandise credits when (1) the gift card or merchandise credit is redeemed in a sales transaction by the customer or (2) breakage occurs. We recognize gift card and merchandise credit breakage when we estimate that the likelihood of the card or credit being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed cards or credits to the relevant regulatory authority. We estimate breakage based upon historical redemption patterns. For 2008 and 2007, we recognized in net sales on our consolidated statements of operations breakage of $0.4 million and $0.3 million, respectively, related to unredeemed gift card and merchandise credit balances that had aged at least four years beyond the end of their original issuance month. The liability for the unredeemed cash value of gift cards and merchandise credits is recorded in accrued operating expenses.

We offer price hold contracts on selected furniture merchandise. Revenue for price hold contracts is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts are recorded in accrued operating expenses until a sale is consummated.

Cost of Sales

Cost of sales includes the cost of merchandise, net of cash discounts and rebates, markdowns, and inventory shrinkage. Cost of merchandise includes related inbound freight to our distribution centers, duties, and commissions. We classify warehousing and outbound distribution and transportation costs as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing and outbound distribution and transportation costs in cost of sales.

Selling and Administrative Expenses

We include store expenses (such as payroll and occupancy costs), warehousing, distribution, outbound transportation costs to our stores, advertising, purchasing, insurance, non-income taxes, and overhead costs in selling and administrative expenses. Selling and administrative expense rates may not be comparable to those of other retailers that include distribution and outbound transportation costs in cost of sales. Distribution and outbound transportation costs included in selling and administrative expenses were $181.2 million, $198.3 million, and $222.1 million for 2008, 2007, and 2006, respectively.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Rent Expense

Rent expense is recognized over the term of the lease and is included in selling and administrative expenses. We recognize minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, we recognize the related rent expense on a straight-line basis and record the difference between the recognized rental expense and the amounts payable under the lease as deferred incentive rent. We also receive tenant allowances, which are recorded in deferred incentive rent and are amortized as a reduction to rent expense over the term of the lease.

Our leases generally obligate us for our applicable portion of real estate taxes, CAM, and property insurance that has been incurred by the landlord with respect to the leased property. We maintain accruals for our estimated applicable portion of real estate taxes, CAM, and property insurance incurred but not settled at each reporting date. We estimate these accruals based on historical payments made and take into account any known trends. Inherent in these estimates is the risk that actual costs incurred by landlords and the resulting payments by us may be higher or lower than the amounts we have recorded on our books.

Certain of our leases provide for contingent rents that are not measurable at the lease inception date. Contingent rent includes rent based on a percentage of sales that are in excess of a predetermined level. Contingent rent is excluded from minimum rent and is included in the determination of total rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

Advertising Expense

Advertising costs are expensed as incurred, consist primarily of print and television advertisements, and are included in selling and administrative expenses. Advertising expenses were $102.3 million, $104.1 million, and $105.4 million for 2008, 2007, and 2006, respectively.

Earnings per Share

Basic earnings per share is based on the weighted-average number of shares outstanding during each period. Diluted earnings per share is based on the weighted-average number of shares outstanding during each period and the additional dilutive effect of stock options and nonvested restricted stock awards, calculated using the treasury stock method.

Store Pre-opening Costs

Pre-opening costs incurred during the construction periods for new store openings are expensed as incurred.

Guarantees

We have lease guarantees which were issued prior to January 1, 2003. We record a liability for these lease guarantees in the period when it becomes probable that the obligor will fail to perform its obligation and if the amount of our guarantee obligation is estimable.

Other Comprehensive Income

Prior to 2007, our comprehensive income was equal to net income. Beginning in 2007, we reported Other Comprehensive Income on our consolidated statement of shareholders' equity. Our Other Comprehensive Income includes principally the impact of the amortization of our pension actuarial loss, net of tax, and the revaluation of our pension actuarial loss, net of tax.

Note 1 — Summary of Significant Accounting Policies **(Continued)**

Recently Adopted Accounting Pronouncements

Fair Value Measurements

Effective February 3, 2008, we adopted SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), for financial assets and liabilities on a prospective basis. The FASB deferred the effective date of SFAS No. 157 for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements in a non-recurring basis, which we will adopt effective the beginning of 2009. SFAS No. 157 addresses how companies should approach measuring fair value and expands disclosures about fair value measurements under other accounting pronouncements that require or permit fair value measurements. The standard provides a single definition of fair value that is to be applied consistently for most accounting applications and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company's financial statements and the methods and inputs used to arrive at these values. The adoption of this statement for financial assets and liabilities did not have any impact on our financial condition, results of operations, or liquidity. The adoption of this statement for non-financial assets and liabilities in 2009 is not expected to have a material impact on our financial condition, results of operations, or liquidity.

Pension

Effective in 2008, SFAS No. 158 requires us to measure defined benefit plan assets and obligations as of the date of our year-end consolidated balance sheet. Previously, our pension plans had a measurement date of December 31. Switching to the new measurement date required one-time adjustments of $0.1 million to retained earnings and less than $0.1 million to accumulated other comprehensive income in 2008 per the transition guidance in SFAS No. 158.

Fair Value Option

Effective February 3, 2008, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits us to choose to measure certain financial instruments and other items at fair value. We did not elect to measure any additional financial assets or liabilities at fair value.

Recent Accounting Pronouncements – Future Adoptions

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which changes the accounting for business combinations and their effects on the financial statements. SFAS No. 141(R) will be effective at the beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.* SFAS No. 160 requires entities to report non-controlling interests in subsidiaries as equity in their consolidated financial statements. SFAS No. 160 will be effective at the beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on our financial condition, results of operations, or liquidity.

In December 2008, the FASB issued FSP No. 132(R)-1, *Employers' Disclosure about Postretirement Benefit Plan Assets,* which requires additional disclosures for employers' pension plan assets. As pension plan assets were not included within the scope of SFAS No. 157, this FSP requires employers to disclose information about fair value measurements of plan assets similar to the disclosures required under SFAS No. 157, the investment policies and strategies for the major categories of plan assets, and significant concentrations of risk within plan assets. FSP 132(R)-1 will be effective at the end of 2009. Because this FSP provides only disclosure requirements, it will not have a material impact on our financial condition, results of operations, or liquidity.

Note 2 — Property and Equipment — Net

Property and equipment – net consist of:

(In thousands)	January 31, 2009	February 2, 2008
Land and land improvements	$ 44,952	$ 39,813
Buildings and leasehold improvements	675,787	663,086
Fixtures and equipment	621,617	597,643
Computer software costs	67,166	66,428
Transportation equipment	22,567	22,647
Construction-in-progress	20,860	7,685
Property and equipment - cost	1,452,949	1,397,302
Less accumulated depreciation and amortization	962,908	915,936
Property and equipment - net	$ 490,041	$ 481,366

In 2008, we acquired, for $8.6 million, two store properties we were previously leasing. The cost of these properties was included in land and land improvements and buildings and leasehold improvements at January 31, 2009. In prior periods, these leased properties were accounted for as operating leases.

Property and equipment - cost includes $8.3 million and $3.1 million at January 31, 2009 and February 2, 2008, respectively, to recognize assets from capital leases. Accumulated depreciation and amortization includes $2.0 million and $0.6 million at January 31, 2009 and February 2, 2008, respectively, related to capital leases.

We incurred $0.1 million, $0.8 million, and $7.7 million in asset impairment charges in 2008, 2007, and 2006, respectively. These charges principally related to the write-down of long-lived assets identified as part of our annual store impairment review at six, three, and 26 stores in 2008, 2007, and 2006, respectively. Asset impairment charges are included in selling and administrative expenses in our accompanying consolidated statements of operations. We perform annual impairment reviews of our long-lived assets at the store level. When we perform the annual impairment reviews, we first determine which stores had impairment indicators present. We use actual historical cash flows to determine which stores had negative cash flows in each of the past two years (on a rolling basis). For each store with two years of negative cash flows, we obtain future cash flow estimates based on operating performance estimates specific to each store's operations that are based on assumptions currently being used to develop our company level operating plans. If the net book value of a store's long-lived assets is not recoverable by the expected future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over their fair value. The fair value of store assets is estimated based on information available in the marketplace for similar assets.

Upon the successful completion of a pilot program in 32 of our stores in 2006 and the decision to move forward with the implementation of a new point-of-sale register system in all of our stores, we reduced the remaining estimated service life on approximately $6.9 million of certain point-of-sale equipment. This service life reduction resulted in the recognition of depreciation expense of approximately $2.3 million in the fourth quarter of 2006, $4.1 million in 2007, and $0.5 million in 2008.

Note 3 — Bank Credit Facility

We entered into the $500.0 million 2004 Credit Agreement on October 29, 2004. The 2004 Credit Agreement is scheduled to terminate on October 28, 2009. The proceeds of the 2004 Credit Agreement are available for general corporate purposes, working capital, and initially to repay certain of our indebtedness.

The pricing and fees related to the 2004 Credit Agreement may fluctuate based on our credit rating. Borrowings obtained by us under the 2004 Credit Agreement may be prepaid without penalty. The 2004 Credit Agreement

*Note 3 — **Bank Credit Facility*** **(Continued)**

contains financial and other covenants, including, but not limited to, limitations on indebtedness, liens, and investments, as well as the maintenance of two financial ratios – a leverage ratio and a fixed charge coverage ratio. A violation of these covenants could result in a default under the 2004 Credit Agreement, which would permit the lenders to restrict our ability to further access the 2004 Credit Agreement for loans and letters of credit, and require the immediate repayment of any outstanding borrowings under the 2004 Credit Agreement. We were in compliance with the financial covenants of the 2004 Credit Agreement, as amended, at January 31, 2009.

The 2004 Credit Agreement permits, at our option, borrowings at various interest rate options based on the prime rate or the London InterBank Offering Rate plus applicable margin. The 2004 Credit Agreement also permits, as applicable, borrowings at various interest rate options mutually agreed upon by us and the lenders. Whenever our liquidity position requires us to borrow funds under the 2004 Credit Agreement, we typically repay and/or borrow on a daily basis. The daily activity is a net result of our liquidity position, which is generally driven by: 1) cash inflows such as cash or credit card receipts collected from stores for merchandise sales and other miscellaneous deposits; and 2) cash outflows such as check clearings for the acquisition of merchandise and payroll, wire and other electronic transactions, and other miscellaneous disbursements.

In addition to revolving credit loans, the 2004 Credit Agreement includes a $30.0 million swing loan sub-limit, a $50.0 million bid loan sub-limit, and a $150.0 million letter of credit sub-limit. We had $61.7 million and $163.7 million of borrowings outstanding under the 2004 Credit Agreement at January 31, 2009 and February 2, 2008, respectively. The weighted average interest rate on these borrowings was 1.3% and 4.6% as of January 31, 2009 and February 2, 2008, respectively. The borrowings available under the 2004 Credit Agreement, after taking into account the outstanding borrowings and the reduction of availability resulting from outstanding letters of credit totaling $53.2 million, were $385.1 million at January 31, 2009.

*Note 4 — **Sales of Real Estate***

In September 2006, under the threat of eminent domain, we sold a company-owned and operated store in California for an approximate gain of $12.8 million. As part of the sale, we entered into a lease which permitted us to occupy and operate the store through January 2009 in exchange for $1 per year rent plus the cost of taxes, insurance, and common area maintenance. Subsequently, this lease has been modified to allow us to occupy this space through September 2009. We may vacate the property at any time without liability. Due to our continuing involvement with the property at below market rent, the sale was recognized as a finance obligation under the provisions of SFAS No. 66, *Accounting for Sales of Real Estate.* As a result, the gain on the sale was deferred until the end of the lease and the net sales proceeds of approximately $13.3 million were recorded as a long-term real estate liability included in other liabilities on our consolidated balance sheets as of January 31, 2009 and February 2, 2008.

See note 11 to the accompanying consolidated financial statements for discussion of the sale of the Pittsfield, Massachusetts distribution center (formerly owned by the KB Toys business) in 2006.

*Note 5 — **Leases***

Leased property consisted primarily of 1,285 of our retail stores, 1.2 million square feet of warehouse space, certain transportation equipment, and information technology and other office equipment. Many of the store leases obligate us to pay for our applicable portion of real estate taxes, CAM, and property insurance. Certain store leases provide for contingent rents, have rent escalations, and have tenant allowances or other lease incentives. Many of our leases contain provisions for options to renew or extend the original term for additional periods.

Note 5 — Leases **(Continued)**

Total rent expense, including real estate taxes, CAM, and property insurance, charged to continuing operations for operating leases consisted of the following:

	2008	2007	2006
(In thousands)			
Minimum leases	$236,865	$234,891	$238,414
Contingent leases	491	409	935
Total rent expense	$237,356	$235,300	$239,349

Future minimum rental commitments for leases, excluding closed store leases, real estate taxes, CAM, and property insurance, at January 31, 2009, were as follows:

Fiscal Year	
(In thousands)	
2009	$192,424
2010	156,412
2011	122,568
2012	88,120
2013	60,903
Thereafter	51,473
Total leases	$671,900

We have obligations for capital leases for vehicles and office equipment, included in accrued operating expenses and other liabilities on our consolidated balance sheet. Scheduled payments for all capital leases at January 31, 2009, were as follows:

Fiscal Year	
(In thousands)	
2009	$2,929
2010	2,501
2011	991
2012	225
2013	135
Thereafter	—
Total lease payments	$6,781
Less amount to discount to present value	(392)
Capital lease obligation per balance sheet	$6,389

Note 6 — Shareholders' Equity

Earnings per Share

There were no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share and there were no securities outstanding in any year presented, which were excluded from the computation of earnings per share other than antidilutive employee and director stock options and nonvested restricted stock awards. At the end of 2008, 2007, and 2006, stock options outstanding of 2.0 million, 1.4 million, and 1.1 million, respectively, were excluded from the diluted share calculation because their impact was antidilutive. Antidilutive options are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. Antidilutive options are generally outstanding options where the exercise price per share is greater than the weighted-average market price per share for our common shares for each period. The number of shares of nonvested restricted stock that were antidilutive, as determined under the treasury stock method, is immaterial for all years presented.

Note 6 — Shareholders' Equity **(Continued)**

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

(In thousands)	2008	2007	2006
Weighted-average common shares outstanding:			
Basic	81,111	101,393	110,336
Dilutive effect of stock options and restricted common shares	965	1,149	1,594
Diluted	82,076	102,542	111,930

Share Repurchase Programs

On February 22, 2006, we announced that our Board of Directors authorized the repurchase of up to $150.0 million of our common shares. In accordance with this repurchase program, in 2006 we purchased 9.4 million common shares having an aggregate cost of $150.0 million with an average price per share of $15.90. In June 2006, as part of this share repurchase program, we paid $14.7 million to enter into a structured share repurchase transaction which settled in cash on its maturity date in September 2006. The initial cash disbursement and subsequent receipt of cash were recorded in additional paid-in capital on our consolidated balance sheet. Because the market price of our common shares was above $15.34 on the maturity date, we received $15.3 million on the maturity date, representing our original investment of $14.7 million and a $0.6 million return on our investment.

On March 9, 2007, we announced that our Board of Directors authorized the $600.0 million March 2007 Repurchase Program. On November 30, 2007, we announced that our Board of Directors authorized the $150.0 million November 2007 Repurchase Program commencing with the completion of the March 2007 Repurchase Program, which we completed on December 3, 2007. As part of the March 2007 Repurchase Program, we received 2.8 million of our outstanding common shares during the first quarter of 2007, representing the minimum number of shares purchased under a $100.0 million guaranteed share repurchase transaction ("GSR"). Upon receipt, the 2.8 million shares were removed from our basic and diluted weighted-average common shares outstanding. The GSR included a forward contract indexed to the average market price of our common shares that subjected the GSR to a future share settlement based on the average share price between the contractually specified price inception date of the GSR and the final settlement date. The forward contract effectively placed a collar around the minimum and maximum number of our common shares that we purchased under the GSR. We were not required to make any additional payments to the counterparty under the GSR. In the fourth quarter of 2007, we received 0.4 million additional common shares from the counterparty in settlement of the GSR. In addition to the GSR, we repurchased approximately 26.8 million of our outstanding common shares in 2007 in open market transactions at an aggregate cost of $612.5 million under the March 2007 Repurchase Program and the November 2007 Repurchase Program.

In the first quarter of 2008, we acquired 2.2 million of our outstanding common shares for $37.5 million, which completed the November 2007 Repurchase Program.

Common shares acquired through these repurchase programs are held in treasury, at cost and are available to meet obligations under equity compensation plans and for general corporate purposes.

Note 7 — Share-Based Plans

In May 2005, our shareholders approved the Big Lots 2005 Long-Term Incentive Plan ("2005 Incentive Plan"). The 2005 Incentive Plan replaced the Big Lots, Inc. 1996 Performance Incentive Plan ("1996 Incentive Plan"). Beginning January 1, 2006, employee equity awards have been issued under the 2005 Incentive Plan. In May 2008, our shareholders approved an amendment to the 2005 Incentive Plan that, among other things, increased the number of common shares that we can award under the plan and permitted our non-employee directors to be eligible to participate in the plan.

Note 7 — Share-Based Plans **(Continued)**

The 1996 Incentive Plan and 2005 Incentive Plan authorize the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, performance units, and stock appreciation rights. We have not issued restricted stock units, performance units, or stock appreciation rights. As a result of its expiration, no common shares are available for issuance under the 1996 Incentive Plan. The number of common shares available for issuance under the 2005 Incentive Plan consists of: 1) an initial allocation of 1,250,000 common shares; 2) 2,001,142 common shares, the number of common shares that were available under the 1996 Incentive Plan upon its expiration; 3) 2,100,000 common shares approved by our shareholders in May 2008; and 4) an annual increase equal to 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years during which the 2005 Incentive Plan is in effect. The Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2005 Incentive Plan, has the authority to determine the terms of each award. Stock options granted to employees generally expire on the earlier of: 1) the term set by the Committee, which has historically been 7 to 10 years from the grant date; or 2) one year following termination of employment, death, or disability. Stock options granted under the 1996 Incentive Plan and 2005 Incentive Plan may be either nonqualified or incentive stock options, and the exercise price may not be less than the fair market value of the underlying common shares on the grant date. The stock options generally vest ratably over a four-year or five-year period; however, upon a change in control, all awards outstanding automatically vest.

In addition to the 1996 Incentive Plan and the 2005 Incentive Plan, we have previously maintained the Big Lots Director Stock Option Plan ("Director Stock Option Plan") for non-employee directors. The Director Stock Option Plan was administered by the Committee pursuant to an established formula. Neither the Board of Directors nor the Committee exercised any discretion in administration of the Director Stock Option Plan. Grants were made annually, approximately 90 days following the Annual Meeting of Shareholders, at an exercise price equal to the fair market value of the underlying common shares (i.e. 100% of the final trading price) on the date of grant. The annual grants to each outside director of an option to acquire 10,000 of our common shares became fully exercisable over a three-year period: 20% of the shares on the first anniversary, 60% on the second anniversary, and 100% on the third anniversary. Stock options granted to non-employee directors expire on the earlier of: 1) 10 years plus one month; 2) one year following death or disability; or 3) at the end of our next trading window one year following termination. In connection with the amendment to the 2005 Incentive Plan in May 2008, our Board of Directors amended the Director Stock Option Plan so that no additional awards may be made under that plan. Our non-employee directors did not receive any stock options in 2008, but did, as discussed below, receive restricted stock awards under the 2005 Incentive Plan.

On November 21, 2005, we announced that the Committee, after discussion with our Board of Directors, approved accelerating the vesting of stock options representing approximately 3.8 million of our common shares awarded on or before February 21, 2005, under the 1996 Incentive Plan and the Director Stock Option Plan. The Committee did not, however, accelerate the vesting of stock options granted after February 21, 2005, including those granted to our current Chief Executive Officer, Steven S. Fishman. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded by us beginning in 2006 following the adoption of SFAS No. 123(R). This action resulted in an insignificant amount of expense recorded in the fourth quarter of 2005 for the impact of the shares estimated to be modified and was expected to enable us to eliminate pretax expense of approximately $11.7 million over the five year period during which the stock options would have vested, subject to the impact of any additional adjustments related to cancelled stock options. The Committee imposed a holding period that requires all directors, executive vice presidents, and senior vice presidents (including our named executive officers other than Mr. Fishman whose stock options were not accelerated) to refrain from selling shares acquired upon the exercise of the accelerated stock options until the date on which the exercise would have been permitted under the stock option's original vesting terms or, if earlier, the director or officer's death, permanent and total disability, or termination of employment.

We use a binomial model to estimate the fair value of stock options on the grant date. The binomial model takes into account variables such as volatility, dividend yield rate, risk-free rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of retirement of the option holder in computing the value of the option. Expected volatility is based on historical and current implied volatilities

Note 7 — Share-Based Plans (Continued)

from traded options on our common shares. The dividend yield on our common shares is assumed to be zero since we have not paid dividends and have no current plans to do so in the future. The risk-free rate is based on U.S. Treasury security yields at the time of the grant. The expected life is determined from the binomial model, which incorporates exercise and post-vesting forfeiture assumptions based on analysis of historical data.

The weighted-average fair value of options granted and assumptions used in the option pricing model for each of the respective periods were as follows:

	2008	2007	2006
Weighted-average fair value of options granted	$8.74	$11.59	$5.56
Risk-free interest rates	2.2%	4.4%	4.6%
Expected life (years)	4.3	4.4	4.6
Expected volatility	48.8%	42.6%	42.4%
Expected annual forfeiture	3.0%	3.0%	3.0%

The following table summarizes information about our stock options outstanding and exercisable at January 31, 2009:

Range of Prices		Options Outstanding			Options Exercisable	
Greater Than	Less Than or Equal to	Options Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ —	$10.00	5,000	2.7	$10.00	5,000	$10.00
10.01	20.00	1,899,068	4.6	13.18	1,251,268	13.43
20.01	30.00	2,033,500	5.7	25.13	257,125	28.51
$30.01	$40.00	23,000	5.2	31.37	5,500	32.28
		3,960,568	5.1	$19.42	1,518,893	$16.04

A summary of the annual stock option activity for fiscal years 2006, 2007, and 2008 is as follows:

	Options	Price(a)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000's)
Outstanding at January 28, 2006	10,690,745	$14.52		
Granted	1,137,900	13.40		
Exercised	(4,671,936)	12.31		
Forfeited	(511,719)	15.78		
Outstanding at February 3, 2007	6,644,990	15.78		
Granted	1,156,000	28.69		
Exercised	(2,742,055)	13.10		
Forfeited	(934,465)	24.52		
Outstanding at February 2, 2008	4,124,470	19.20		
Granted	985,000	21.45		
Exercised	(787,712)	13.79		
Forfeited	(361,190)	34.77		
Outstanding at January 31, 2009	3,960,568	$19.42	5.1	$1,879
Vested and expected to vest at January 31, 2009	3,753,489	$19.32	5.1	$1,808
Exercisable at January 31, 2009	1,518,893	$16.04	4.7	$1,191

(a) Weighted-average per share exercise price.

Note 7 — Share-Based Plans **(Continued)**

The number of stock options expected to vest was based on our annual forfeiture rate assumption.

A summary of the nonvested restricted stock activity for fiscal years 2006, 2007, and 2008 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock at January 28, 2006	208,002	$11.04
Granted	290,700	12.91
Vested	(87,331)	11.00
Forfeited	(2,700)	12.80
Nonvested restricted stock at February 3, 2007	408,671	12.37
Granted	325,400	28.73
Vested	(406,871)	12.34
Forfeited	(6,300)	26.45
Nonvested restricted stock at February 2, 2008	320,900	28.72
Granted	408,000	21.84
Vested	(1,800)	26.43
Forfeited	(10,825)	28.76
Nonvested restricted stock at January 31, 2009	716,275	$24.81

The nonvested restricted stock awards granted to employees in 2008 and 2007 vest if certain financial performance objectives are achieved. If we meet a threshold financial performance objective and the grantee remains employed by us, the restricted stock will vest on the opening of our first trading window five years after the grant date of the award. If we meet a higher financial performance objective and the grantee remains employed by us, the restricted stock will vest on the first trading day after we file our Annual Report on Form 10-K with the SEC for the fiscal year in which the higher objective is met. On the grant date of the 2007 awards, we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the second quarter of 2007, we changed the estimated achievement date from three years to two years as a result of our performance being better than expected, resulting in $1.6 million and $1.1 million of incremental expense in 2008 and 2007, respectively. We achieved the higher financial performance objective for the 2007 awards based on the 2008 results, and accordingly these awards will vest on the first trading date following the filing of this report. On the grant date of the 2008 awards, we estimated a three-year period for vesting based on the assumed achievement of the higher financial performance objective. In the second quarter of 2008, we changed the estimated achievement date for the higher financial performance objective from three years to two years due to better operating results than initially anticipated, resulting in $0.8 million of incremental expense in 2008. In the fourth quarter of 2008, we changed the estimated achievement date for the higher financial performance objective from two years to three years due to our declining net sales results which were in part due to the general economic conditions in the United States.

In 2008, we granted restricted stock awards having a fair value on the grant date of approximately $75,000 to each of the non-employee members of our Board of Directors. These awards vest on the earlier of 1) the trading day immediately preceding the next annual meeting of our shareholders; 2) the death of the grantee; or 3) the disability of the grantee; provided, however, the director's restricted stock award will be forfeited if he or she ceases to serve on our Board of Directors before the first of such vesting events occurs.

In 2006, we granted to certain employees nonvested restricted stock with terms similar to the terms of the 2007 and 2008 awards, although with a different financial performance objective. In 2006, we achieved the higher financial performance objective for these awards, resulting in approximately $3.7 million of expense recognized for the vesting of 288,000 common shares underlying the restricted stock awards granted in 2006.

Note 7 — Share-Based Plans **(Continued)**

The nonvested restricted stock awarded to Mr. Fishman upon the commencement of his employment as our Chairman, Chief Executive Officer and President in 2005 vested in one-third increments upon the attainment of mutually agreed common share price targets. In 2006, the first common share price target was achieved and one-third of this award vested. During the first quarter of 2007, the second and third common share price targets of this award were met, resulting in the vesting of the remaining 66,667 common shares underlying this restricted stock award and related expense of $0.7 million.

The nonvested restricted stock awarded in 2004 to certain of our officers as a retention package upon the transition of the former Chief Executive Officer and President to a different position vested equally over three years. The 2004 restricted stock grants were forfeited, in whole or in part, as applicable, if the employee voluntarily terminated his or her employment or if the employee was terminated for cause. Of the 172,000 shares originally underlying these restricted stock awards, 10,000 were forfeited in 2005 and the remaining 162,000 vested equally in January 2006, 2007 and 2008.

During 2008, 2007, and 2006, the following activity occurred under our share-based compensation plans:

(In thousands)	2008	2007	2006
Total intrinsic value of stock options exercised	$13,510	$45,987	$30,416
Total fair value of restricted stock vested	$ 37	$11,822	$ 1,970

The total unearned compensation cost related to share-based awards outstanding at January 31, 2009, is approximately $20.3 million. This compensation cost is expected to be recognized through January 2013 based on existing vesting terms with the weighted average remaining expense recognition period being approximately 2.3 years from January 31, 2009.

Note 8 — Employee Benefit Plans

Pension Benefits

We maintain the Pension Plan and Supplemental Pension Plan covering certain employees whose hire date was on or before April 1, 1994. Benefits under each plan are based on credited years of service and the employee's compensation during the last five years of employment. The Supplemental Pension Plan is maintained for certain highly compensated executives whose benefits were frozen in the Pension Plan in 1996. The Supplemental Pension Plan is designed to pay benefits in the same amount as if the participants continued to accrue benefits under the Pension Plan. We have no obligation to fund the Supplemental Pension Plan, and all assets and amounts payable under the Supplemental Pension Plan are subject to the claims of our general creditors. See note 1 to our consolidated financial statements for a discussion of our pension accounting policy and the impact of adopting SFAS No. 158, which resulted in changing the measurement date of our plans to the last date of our fiscal year.

The $42.3 million and $48.2 million of investments owned by the Pension Plan at January 31, 2009 and December 31, 2008, are managed with the primary objective to maximize income and capital appreciation while also protecting the funded status of the Pension Plan. The return expectation is to outperform a benchmark constructed in a manner that reflects the portfolio's risk and return objectives. Investment results are compared to market performance metrics on a quarterly basis. Changing market cycles require flexibility in asset allocation to allow movement of capital within the asset classes for purposes of increasing investment return and/or reducing risk. All assets must have readily ascertainable market value and be easily marketable. The actual portfolio weightings may differ from target ranges due to market appreciation or depreciation but will be re-balanced annually at a minimum. The investment managers have the authority to invest in financial futures contracts and financial options contracts for purposes of implementing hedging strategies. There were no futures contracts owned by the Pension Plan at January 31, 2009 or February 2, 2008. Fixed income investments of a single issuer (with the exception of U.S. Government or fully guaranteed agencies) must not exceed 10% of the total fixed income portfolio. The aggregate credit quality of the fixed income portfolio must always be a rating of Aa or higher. Cash reserves must be invested in interest bearing securities and must be instantly saleable.

Note 8 — Employee Benefit Plans **(Continued)**

The targeted ranges of asset allocations are:

Equity securities	41-66%
Debt securities	22-59%
Cash equivalents	up to 37%

The Pension Plan asset allocations at January 31, 2009 and December 31, 2007, by asset category were as follows:

	January 31, 2009	December 31, 2007
Equity securities	37.8%	68.9%
Debt securities	33.5	30.0
Cash equivalents	28.7	1.1
Total	100.0%	100.0%

As permitted by our pension investment policy, equity securities may include our common shares. At January 31, 2009 and December 31, 2007, the Pension Plan owned 1,101 and 1,321 of our common shares, respectively.

During 2008, we elected to make $11.0 million of discretionary contributions to the Pension Plan principally due to the market decline in the fair value of the Pension Plan's investments. Included in the $11.0 million of contributions was an $8.0 million contribution late in our fiscal year, which was included in the Pension Plan's cash equivalents at the end of the year. Excluding the $8.0 million contribution made in late January 2009, the asset allocations would have been within the targeted ranges. Our funding policy of the Pension Plan is to make annual contributions based on advice from its actuaries and the evaluation of its cash position, but not less than the minimum required by applicable regulations. Currently, we expect no required contributions to the Pension Plan during 2009. Discretionary contributions could be made in 2009 upon further analysis.

Weighted-average assumptions used to determine net periodic benefit expense were:

	2008	2007	2006
Discount rate	6.5%	5.9%	5.7% to 6.0%
Rate of increase in compensation levels	3.5%	3.5%	3.5%
Expected long-term rate of return	8.5%	8.5%	8.5%
Measurement date for plan assets and benefit obligations	12/31/07	12/31/06	12/31/05

The components of net periodic pension expense were comprised of the following:

(In thousands)	2008	2007	2006
Service cost — benefits earned in the period	$ 2,438	$ 2,632	$ 2,944
Interest cost on projected benefit obligation	3,332	3,150	3,158
Expected investment return on plan assets	(3,963)	(4,289)	(4,285)
Amortization of prior service cost	(34)	135	135
Amortization of transition obligation	13	13	13
Amortization of actuarial loss	824	694	1,264
Settlement loss	—	1,259	1,510
Net periodic pension expense	$ 2,610	$ 3,594	$ 4,739

In 2007 and 2006, we incurred pretax non-cash settlement charges of $1.3 million and $1.5 million, respectively. The settlement charges were caused by lump sum benefit payments made to plan participants in excess of combined annual service cost and interest cost for each year. A portion of the 2006 settlement charge was due to benefit payments to former employees of the 130 closed stores previously reclassified as discontinued operations and, accordingly, $0.7 million pretax of the 2006 settlement loss was reported in income (loss) from discontinued operations on our consolidated statement of operations.

Note 8 — Employee Benefit Plans **(Continued)**

Weighted-average assumptions used to determine benefit obligations were:

	2008	2007
Discount rate	7.3%	6.5%
Rate of increase in compensation levels	3.5%	3.5%
Measurement date for plan assets and benefit obligations	01/31/09	12/31/07

The following schedule provides a reconciliation of projected benefit obligations, plan assets, funded status, and amounts recognized for the Pension Plan and Supplemental Pension Plan at January 31, 2009 and December 31, 2007:

(In thousands)	January 31, 2009	December 31, 2007
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 53,459	$54,700
Service cost	2,438	2,632
Interest cost	3,332	3,150
Sevice and interest cost during gap period	480	—
Plan amendments	—	(590)
Benefits and settlements paid	(5,614)	(6,877)
Actuarial loss (gain)	(495)	444
Projected benefit obligation at end of year	$ 53,600	$53,459
Change in plan assets:		
Fair market value at beginning of year	$ 48,208	$53,065
Actual return on plan assets	(11,641)	1,084
Employer contributions	11,344	936
Benefits and settlements paid	(5,614)	(6,877)
Fair market value at end of year	$ 42,297	$48,208
Under funded and net amount recognized	$(11,303)	$ (5,251)
Amounts recognized in the consolidated balance sheets consist of:		
Current liabilities	$ (384)	$ (365)
Noncurrent liabilities	(10,919)	(4,886)
Net amount recognized	$(11,303)	$ (5,251)

The following are components of accumulated other comprehensive income and, as such, are not yet reflected in net periodic benefit cost:

(In thousands)	2008	2007
Unrecognized transition obligation	$ (67)	$ (80)
Unrecognized past service credit	231	265
Unrecognized actuarial loss	(25,477)	(10,935)
Accumulated other comprehensive income (loss), pretax	$(25,313)	$(10,750)

We expect to reclassify $2.6 million of the actuarial loss along with immaterial amounts of transition obligation and past service credit into net periodic benefit cost during 2009.

Note 8 — Employee Benefit Plans **(Continued)**

The following table sets forth certain information for the Pension Plan and the Supplemental Pension Plan at January 31, 2009 and December 31, 2007:

	Pension Plan		Supplemental Pension Plan	
	January 31, 2009	December 31, 2007	January 31, 2009	December 31, 2007
(In thousands)				
Projected benefit obligation	$48,549	$49,324	$5,051	$4,135
Accumulated benefit obligation	43,170	43,575	4,058	3,693
Fair market value of plan assets	$42,297	$48,208	$ —	$ —

Using the same assumptions as those used to measure our benefit obligations, the Pension Plan and the Supplemental Pension Plan benefits expected to be paid in each of the following fiscal years are as follows:

Fiscal Year	
(In thousands)	
2009	$ 4,578
2010	4,652
2011	4,853
2012	5,054
2013	5,291
2014 — 2018	$28,352

Savings Plans

We have a savings plan with a 401(k) deferral feature and a nonqualified deferred compensation plan with a similar deferral feature for eligible employees. We contribute a matching percentage of employee contributions and, beginning with calendar year 2006, our matching contribution was funded in cash. Prior matching contributions were funded by us with our common shares. Our matching contributions are subject to Internal Revenue Service ("IRS") regulations. For 2008, 2007, and 2006, we expensed $5.4 million, $5.3 million, and $5.1 million, respectively, related to our matching contributions. In connection with our nonqualified deferred compensation plan, we had liabilities of $11.0 million and $13.9 million at January 31, 2009 and February 2, 2008, respectively, and we held treasury shares with historical cost of $0.3 million at January 31, 2009 and February 2, 2008, respectively.

Note 9 — Income Taxes

The provision for income taxes from continuing operations was comprised of the following:

	2008	2007	2006
(In thousands)			
Federal — current	$72,068	$80,988	$ 66,243
State and local — current	10,667	6,325	5,044
Deferred — federal, state and local	13,518	25	(13,415)
Net tax expense (benefit) recognized for FIN 48 uncertainties	(1,345)	685	—
Income tax provision	$94,908	$88,023	$ 57,872

The deferred income tax expense (benefit) from discontinued operations was $(2.0) million for 2008, $4.3 million for 2007 and $9.1 million for 2006. Deferred tax assets increased by $5.8 million in 2008, $0.4 million in 2007 and $3.9 million in 2006, principally due to pension-related charges recorded in accumulated other comprehensive income. Deferred tax assets also increased by a net $3.3 million in 2007 due to the adoption of FIN No. 48.

***Note 9 — Income Taxes* (Continued)**

Reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local income taxes, net of federal tax benefit	3.4	3.3	2.8
Work opportunity tax and other employment tax credits	(0.6)	(0.4)	(0.9)
Net benefit recognized for prior year FIN No. 48 uncertainties	(0.2)	(0.4)	—
Valuation allowance	0.4	(0.5)	(0.8)
Municipal interest	—	(0.5)	(0.3)
Reversal of previously accrued federal taxes	—	—	(0.8)
Charitable donation of appreciated inventory	—	—	(0.2)
Other, net	—	0.3	(0.9)
Effective income tax rate	38.0%	36.8%	33.9%

Income tax payments and refunds were as follows:

(In thousands)	2008	2007	2006
Income taxes paid	$92,433	$65,767	$ 35,727
Income taxes refunded	(3,324)	(4,241)	(22,178)
Net income taxes paid	$89,109	$61,526	$ 13,549

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax and FIN No. 48 purposes. Significant components of our deferred tax assets and liabilities were as follows:

(In thousands)	January 31, 2009	February 2, 2008
Deferred tax assets:		
Depreciation and fixed asset basis differences	$ 38,020	$ 41,041
Workers' compensation and other insurance reserves	27,951	27,897
Uniform inventory capitalization	21,502	22,527
Compensation related	21,003	14,805
Accrued rent	11,475	14,680
Accrued state taxes	7,202	6,843
Pension plans	4,490	2,089
State tax net operating losses, net of federal tax benefit	2,507	4,080
KB store lease and other discontinued operations contingencies	1,995	—
Valuation allowances	(1,269)	(301)
Other	24,329	25,726
Total deferred tax assets	159,205	159,387
Deferred tax liabilities:		
Accelerated depreciation and fixed asset basis differences	31,017	26,336
Lease construction reimbursements	11,512	12,095
Prepaid expenses	5,316	5,588
Other	12,322	10,666
Total deferred tax liabilities	60,167	54,685
Net deferred tax assets	$ 99,038	$104,702

Note 9 — Income Taxes **(Continued)**

The valuation allowances shown in the table above include a valuation allowance for unrealized capital losses which may not be deductible when realized and state income tax valuation allowances that are net of the federal tax benefit. These valuation allowances reflect that it is more likely than not that a portion of the federal and state deferred tax assets may not be realized.

Net deferred tax assets are shown separately on our consolidated balance sheets as current and noncurrent deferred income taxes. The following table summarizes net deferred income tax assets from the balance sheet:

(In thousands)	January 31, 2009	February 2, 2008
Current deferred income taxes	$45,275	$ 53,178
Noncurrent deferred income taxes	53,763	51,524
Net deferred tax assets	$99,038	$104,702

We have the following income tax loss and credit carryforwards at January 31, 2009 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)		
Federal:		
Foreign tax credits	$ 233	Expires fiscal year 2010
State and local:		
State net operating loss carryforwards	3,951	Expires fiscal years 2014 through 2025
California enterprise zone credits	662	No expiration date
Texas business loss credits	292	Expires fiscal years 2009 through 2025
New Jersey alternative minimum tax credits	135	No expiration date
Total income tax loss and credit carryforwards	$5,273	

Income taxes payable on our consolidated balance sheets have been reduced by the tax benefits primarily associated with share-based compensation. We receive an income tax deduction calculated as the difference between the fair market value of the shares issued at the time of exercise and the option price for non-qualified options and the value of shares issued upon vesting for restricted stock awards. Tax benefits of $4.6 million in 2008, $19.8 million in 2007, and $11.9 million in 2006 were credited directly to shareholders' equity related to share-based compensation deductions in excess of expense recognized for these awards.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for 2008 and 2007:

(In thousands)	2008	2007
Unrecognized tax benefits — opening balance	$37,158	$38,326
Gross increases — tax positions in current year	9,094	9,346
Gross increases — tax positions in prior period	1,611	2,762
Gross decreases — tax positions in prior period	(4,617)	(3,301)
Settlements	(7,147)	(9,284)
Lapse of statute of limitations	(1,370)	(691)
Unrecognized tax benefits — end of year	$34,729	$37,158

Included in the balance of unrecognized tax benefits at the end of 2008 and 2007 were 1) $21.0 million and $22.6 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate, 2) $7.9 million and $8.0 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, and 3) $5.8 million and $6.6 million, respectively, for the federal deferred tax benefits related to state unrecognized tax benefits. The uncertain timing items could result

Note 9 — Income Taxes **(Continued)**

in the acceleration of the payment of cash to the taxing authority to an earlier period. Included in the $34.7 million for 2008 and $37.2 million for 2007 is $9.3 million and $9.7 million, respectively, of unrecognized tax benefits primarily related to our claims for welfare to work and work opportunity tax credits. If we prevail with respect to the welfare to work and work opportunity tax credit claims, we would owe approximately $1.9 million of fees, which have not been accrued, to an outside service provider who assists us with the administration of these refund claims.

We recognized interest and penalties on unrecognized tax benefits of approximately $0.8 million and $0.9 million, during 2008 and 2007, respectively, as a component of income tax expense. The amount of accrued interest and penalties recorded in the accompanying consolidated balance sheets at the end of 2008 and 2007 was $9.0 million and $8.2 million, respectively.

We are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. Our 2005 federal income tax return is currently being examined by the IRS. The statute of limitation for assessments on our federal income tax returns for periods prior to 2005 has lapsed. In addition, the state income tax returns filed by us are subject to examination generally for periods beginning with 2004, although state income tax carryforward attributes generated prior to 2004 may still be adjusted upon examination. We have various state returns in the process of examination or administrative appeal.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through January 30, 2010 based on 1) anticipated positions to be taken in the next 12 months, 2) expected cash and non-cash settlements, and 3) lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated reasonably possible net decrease in unrecognized tax benefits for the next 12 months is approximately $5 million. Actual results may differ materially from this estimate.

Note 10 — Commitments, Contingencies and Legal Proceedings

In November 2004, a civil collective action complaint was filed against us in the United States District Court for the Eastern District of Louisiana, alleging that we violated the Fair Labor Standards Act by misclassifying assistant store managers as exempt employees ("Louisiana matter"). The plaintiffs seek to recover, on behalf of themselves and all other individuals who are similarly situated, alleged unpaid overtime compensation, as well as liquidated damages, attorneys' fees and costs. On July 5, 2005, the District Court in Louisiana issued an order conditionally certifying a class of all current and former assistant store managers who have worked for us since November 23, 2001. As a result of that order, notice of the lawsuit was sent to approximately 5,500 individuals who had the right to opt-in to the Louisiana matter. As of November 3, 2007, approximately 1,100 individuals had joined the Louisiana matter. We filed a motion to decertify the class and the motion was denied on August 24, 2007. The trial began on May 7, 2008 and concluded on May 15, 2008. On June 20, 2008, the court issued an Order decertifying the action and dismissed, without prejudice, the claims of the opt-in plaintiffs. After this ruling, four named-plaintiffs remained before the Court. On January 26, 2009, three of the plaintiffs presented their respective cases before the Court. Since then, one of the plaintiffs in the January action and the fourth plaintiff dismissed their claims against us with prejudice. Since we are awaiting a decision from the Court we cannot make a determination as to the probability of a loss contingency resulting from the Louisiana matter or the estimated range of possible loss; however, we currently believe that such claims, both individually and in the aggregate, will be resolved without material adverse effect on our financial condition, results of operations, or liquidity.

In September 2006, a class action complaint was filed against us in the Superior Court of California, Los Angeles County, alleging that we violated certain California wage and hour laws by misclassifying California store managers as exempt employees ("Seals matter"). The plaintiffs seek to recover, on their own behalf and on behalf of all other individuals who are similarly situated, damages for alleged unpaid overtime, unpaid minimum wages, wages not paid upon termination, improper wage statements, missed rest breaks, missed

Note 10 — Commitments, Contingencies and Legal Proceedings **(Continued)**

meal periods, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. The court has not determined whether the case may proceed as a class action, and has not set any deadlines for class certification or trial. We cannot make a determination as to the probability of a loss contingency resulting from this lawsuit or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In February 2008, three alleged class action complaints were filed against us by a California resident (the "Caron matters"). The first was filed in the Superior Court of California, Orange County. This action is similar in nature to the Seals matter, which allowed us to successfully coordinate this matter with the Seals matter in the Superior Court of California, Los Angeles County. The second and third matters, filed in the United States District Court, Central District of California, and the Superior Court of California, Riverside County, respectively, allege that we violated certain California wage and hour laws for missed meal and rest periods and other wage and hour claims. The plaintiff seeks to recover, on her own behalf and on behalf of a California statewide class of all other individuals who are similarly situated, damages resulting from improper wage statements, missed rest breaks, missed meal periods, non-payment of wages at termination, reimbursement of expenses, loss of unused vacation time, and attorneys' fees and costs. We believed these two matters overlapped and we successfully consolidated the two cases before one court. The remaining allegations also overlap some portion of the claims released through the class action settlement in the Espinosa matter. We cannot make a determination as to the probability of a loss contingency resulting from this lawsuit or the estimated range of possible loss, if any. We intend to vigorously defend ourselves against the allegations levied in this lawsuit; however, the ultimate resolution of this matter could have a material adverse effect on our financial condition, results of operations, and liquidity.

In 1998, an action was filed against us in the District Court, 224th Judicial District, in Bexar County, Texas ("State Court") by a plaintiff claiming she was injured when she fell in one of our stores ("Rivera matter"). The matter was removed to the United States District Court ("Federal Court") and the claim was fully litigated. Ultimately, the Federal Court granted a summary judgment in our favor in January 2000. The plaintiff re-filed the same complaint in April 2000 in State Court and then obtained a default judgment against us on June 20, 2000 in the amount of approximately $1.5 million plus post-judgment interest, which brings the total claim against us to approximately $3.4 million. No effort was made to collect on this judgment by the plaintiff until February 2009, when we were served with a Writ of Execution of Judgment. We have filed a petition for a Bill of Review with the State Court. Since we are awaiting a decision from the State Court we cannot make a determination as to the probability of a loss contingency resulting from the Rivera matter; however, we currently believe that the Rivera matter will be resolved without material adverse effect on our financial condition, results of operations, or liquidity.

We are involved in other legal actions and claims, including various additional employment-related matters, arising in the ordinary course of business. We currently believe that such actions and claims, both individually and in the aggregate, will be resolved without material adverse effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on our financial condition, results of operations, and liquidity.

For a discussion of discontinued operations, including KB Toys matters, see note 11 to our accompanying consolidated financial statements.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical and dental benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported.

Note 10 — Commitments, Contingencies and Legal Proceedings (Continued)

We have purchase obligations for outstanding purchase orders for merchandise issued in the ordinary course of our business that are valued at $410.2 million, the entirety of which represents obligations due within one year of January 31, 2009. In addition, we have a purchase commitment for future inventory purchases totaling $167.4 million at January 31, 2009. We paid $31.5 million, $28.3 million, and $36.1 million related to this commitment during 2008, 2007, and 2006, respectively. We are not required to meet any periodic minimum purchase requirements under this commitment. The term of the commitment extends until the purchase requirement is satisfied. We have additional purchase obligations in the amount of $138.8 million primarily related to distribution and transportation, information technology, print advertising, energy procurement, and other store security, supply, and maintenance commitments.

Litigated Matters Included in 2006 Selling and Administrative Expenses

In 2004, a civil putative collective action complaint was filed against us in United States District Court for the Eastern District of Texas, Texarkana Division, wherein it was alleged that we had violated the Fair Labor Standards Act regulations by misclassifying as exempt employees certain of our managers ("Texas matter"). In 2006, we settled the Texas Matter and recorded a pretax charge of $3.2 million included in selling and administrative expenses for the estimated settlement liability. In 2007, we paid the $3.2 million settlement amount.

In 2005, a class action complaint was served upon us for adjudication in the Superior Court of California, Ventura County, alleging that we violated certain California wage and hour laws ("Espinosa matter"). In 2006, we reached a court-approved tentative settlement agreement with the plaintiff concerning the Espinosa matter and recorded a pretax charge of $6.5 million included in selling and administrative expenses. We paid the settlement amount in 2008 and administration of the settlement concluded in the fourth quarter of 2008.

In 2006, we recorded pretax income of $2.6 million in selling and administrative expenses upon receipt of settlement funds from the *In re Visa Check/Mastermoney Antitrust Litigation* matter in the United States District Court for the Eastern District of New York. These settlement funds were intended to compensate merchants for excessive fees paid for certain Visa and MasterCard transactions.

Note 11 — Discontinued Operations

Our discontinued operations for 2008, 2007, and 2006, were comprised of the following:

	2008	2007	2006
(In thousands)			
Closed stores	$ (439)	$ (905)	$ (2,659)
KB Toys matters	(4,928)	12,912	18,531
Total income (loss) from discontinued operations, pretax	$(5,367)	$12,007	$15,872

Closed Stores

In 2005, we determined that the results of 130 stores closed in 2005 should be reported as discontinued operations for all periods presented. For 2008, 2007, and 2006, the closed stores' operating loss is comprised of exit-related costs, utilities, and security expenses on leased properties with remaining terms and accretion on the lease termination obligations of $0.1 million, $0.2 million and $0.4 million, respectively. The 2006 loss from discontinued operations includes a pretax $0.7 million pension settlement charge as discussed in more detail in note 8 to our consolidated financial statements. Additionally, in 2006, as a result of achieving a higher level of savings on our lease termination obligation than was previously estimated, we recognized a pretax $1.3 million reduction in the liability resulting in a partial reversal of charges incurred in 2005.

***Note 11 — Discontinued Operations* (Continued)**

The table below summarizes the activity of our exit liabilities and the remaining balances at January 31, 2009 as a result of the 130 store closures in 2005:

(In thousands)	Severance and Benefits	Lease Termination Costs	Total
Remaining Obligations at January 28, 2006	$ 1,761	$ 18,201	$ 19,962
Settlement savings	—	(1,346)	(1,346)
Accretion expense	—	411	411
Payments	(1,761)	(11,329)	(13,090)
Remaining Obligations at February 3, 2007	—	5,937	5,937
Settlement savings	—	(115)	(115)
Accretion expense	—	181	181
Payments	—	(3,523)	(3,523)
Remaining Obligations at February 2, 2008	—	2,480	2,480
Settlement savings	—	(81)	(81)
Accretion expense	—	90	90
Payments	—	(1,619)	(1,619)
Remaining Obligations at January 31, 2009	$ —	$ 870	$ 870

Included in payments is sublease income of $0.3 million, $0.3 million, and $0.1 million in 2008, 2007, and 2006, respectively.

As of January 31, 2009, we had seven closed stores with leases that had not yet been terminated or subleased. Future cash outlays under these store closure obligations are anticipated to be $0.5 million in 2009, $0.3 million in 2010, and $0.1 million in 2011.

KB Toys Matters

We acquired the KB Toys business from Melville Corporation (now known as CVS New York, Inc., and together with its subsidiaries "CVS") in May 1996. As part of that acquisition, we provided, among other things, an indemnity to CVS with respect to any losses resulting from KB Toys' failure to pay all monies due and owing under any KB Toys lease or mortgage obligation. While we controlled the KB Toys business, we provided guarantees with respect to a limited number of additional KB Toys store leases. We sold the KB Toys business to KB Acquisition Corp. ("KBAC"), an affiliate of Bain Capital, pursuant to a Stock Purchase Agreement. KBAC similarly agreed to indemnify us with respect to all lease and mortgage obligations. These guarantee and lease obligations are collectively referred to as the "KB Lease Obligations."

On January 14, 2004, KBAC and certain affiliated entities (collectively referred to as "KB-I") filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. In connection with the 2004 bankruptcy, KB-I rejected 226 store leases and two distribution center leases for which we believed we may have guarantee or indemnification obligations (collectively referred to as the "KB-I Bankruptcy Lease Obligations"). We estimated and recorded pretax charges for estimated KB-I Bankruptcy Lease Obligations in loss from discontinued operations of $24.4 million and $8.6 million in 2003 and 2004, respectively. During 2005, we reversed approximately $0.4 million of the KB-I Bankruptcy Lease Obligations originally providing for professional fees that were no longer expected to be incurred. During 2006, we reversed approximately $14.5 million of the KB-I Bankruptcy Lease Obligations to reflect the estimated amount expected to be paid by us. We based this revision of the KB-I Bankruptcy Lease Obligations on the number of demand notices that we had received from landlords and used information received from KB-I, the bankruptcy trust, and our own lease records which date back to when we owned the KB Toys business. In the second quarter of 2007, we recorded

Note 11 — Discontinued Operations **(Continued)**

$2.0 million, pretax in income (loss) from discontinued operations to reflect favorable settlements related to the KB-I Bankruptcy Lease Obligations. In the fourth quarter of 2007, we reversed approximately $8.8 million of the KB-I Bankruptcy Lease Obligations to reduce the amount on our consolidated balance sheet to zero as of February 2, 2008. We based this reversal on the following factors: 1) we had not received any new demand letters from landlords during 2007, 2) all prior demands against us by landlords had been settled or paid or the landlords had stopped pursuing their demands, 3) the KB-I bankruptcy occurred more than four years prior to the end of 2007 and most of the lease rejections occurred more than three years prior to the end of 2007, and 4) we believed that the likelihood of new claims against us was remote, and, if incurred, the amount would be immaterial.

On August 30, 2005, in connection with the acquisition by an affiliate of Prentice Capital Management of majority ownership of KB-I, KB-I emerged from its 2004 bankruptcy (with the new owner of the KB Toys business referred to as "KB-II"). In 2007, we entered into an agreement with KB-II and various Prentice Capital entities which we believe provides a cap on our liability under the existing KB Lease Obligations and an indemnity from the Prentice entities with respect to any renewals, extensions, modifications or amendments of the KB Lease Obligations which otherwise could potentially expose us to additional incremental liability beyond the date of the agreement, September 24, 2007. Under the agreement, KB-II is required to update us periodically with respect to the status of any remaining leases for which they believe we have a guarantee or indemnification obligation. In addition, we have the right to request a statement of the net asset value of Prentice Capital Offshore in order to monitor the sufficiency of the indemnity.

On December 11, 2008, KB-II filed for bankruptcy protection pursuant to Chapter 11 of title 11 of the United States Code. Based on information provided to us by KB-II, we believe that we continue to have KB Lease Obligations with respect to 31 KB Toys stores ("KB-II Bankruptcy Lease Obligations"). In the fourth quarter of 2008, we recorded a charge in the amount of $5.0 million, pretax, in income (loss) from discontinued operations to reflect the estimated amount that we expect to pay for KB-II Bankruptcy Lease Obligations. We continue to believe that additional payments by us under the KB-I Bankruptcy Lease Obligations are remote and, therefore we have not recognized any charge or liability in 2008 related to these earlier lease rejections.

HCC Note

As partial consideration for our sale of the KB Toys business in 2000, we received a 10-year note from Havens Corners Corporation, a subsidiary of KBAC and a party to the KB-I bankruptcy proceedings, in the aggregate principal amount of $45.0 million (principal and interest together known as the "HCC Note"). Upon receipt, we recorded the HCC Note at its estimated fair value. The HCC Note became immediately due and payable to us at the time of KB Toys' bankruptcy filing in January 2004 and we recorded a pretax charge in the amount of $9.6 million in 2003 to continuing operations to write-down the value of the HCC Note to its then estimated fair value of $7.3 million. Under the KB Toys bankruptcy plan ("KB-I Plan"), confirmed by the bankruptcy court on August 18, 2005, we expected to receive $0.9 million on our claim for payment of the HCC Note from the bankruptcy trust. As a result, we recorded a pretax charge to continuing operations in 2005 in the amount of $6.4 million to reduce the carrying value of the HCC Note to $0.9 million. In the fourth quarter of 2006, we received $0.7 million as a result of our legal settlement with the former principals of the KB Toys business and applied these proceeds against the carrying value of the HCC Note. In the fourth quarter of 2007, we reached agreement with the KB-I bankruptcy trust with respect to all of our pending claims against the bankruptcy trust. As a result, we received approximately $7.2 million from the KB-I bankruptcy trust representing payment of our claims. Approximately $5.4 million of these proceeds related to our HCC Note claim and $1.8 million related principally to our lease indemnification and mortgage guarantee claims. The HCC Note proceeds were recorded as a $0.2 million payment against the outstanding note balance and the remaining $5.2 million was recorded as a reduction of selling and administrative expenses for recovery of the prior partial charge-offs.

Note 11 — Discontinued Operations **(Continued)**

As of February 2, 2008, we no longer carried a balance on our consolidated balance sheet for the HCC Note. The lease indemnification and mortgage guarantee proceeds of $1.8 million were recorded as income from discontinued operations in 2007.

Pittsfield Distribution Center

As a result of our guarantee of a mortgage obligation on one of KB Toy's distribution centers and the KB-I bankruptcy, we received notice of a default relating to a first mortgage (guaranteed by CVS) on the Pittsfield, Massachusetts distribution center ("Pittsfield DC"). On November 5, 2004, we satisfied our indemnity obligation with respect to the Pittsfield DC with a payment of $8.4 million. We recorded a pretax charge to discontinued operations in 2004 in the amount of $2.7 million to reflect our best estimate of the difference between the subrogation rights flowing from the indemnification payment and the net realizable value of the Pittsfield DC. In the fourth quarter of 2006, we sold the Pittsfield DC for approximately $3.9 million, net of selling costs, and recognized a $1.4 million loss, net of tax, included in income from discontinued operations.

Other KB Toys Matters

In addition to including KB Toys' indemnity of us with respect to lease and mortgage obligations, the KB Stock Purchase Agreement contains mutual indemnifications of KB Toys by us and of us by KB Toys. These indemnifications relate primarily to losses arising out of general liability claims, breached or inaccurate representations or warranties, shared litigation expenses, other payment obligations, and taxes. Under a tax indemnification provision in the KB Stock Purchase Agreement, we were to indemnify KB Toys for tax losses generally related to the periods prior to our sale of KB Toys. During the fourth quarter of 2006, we reversed prior pretax charges of approximately $4.7 million and net income tax contingencies of approximately $1.7 million in income from discontinued operations primarily related to income and sales tax indemnification contingency reserves. We estimated this reversal of charges based on information that we received as a result of our settlement discussions with the KB-I bankruptcy trust and KB Toys.

During 2006, we recorded $0.7 million in discontinued operations to reflect the reduction of insurance reserves specifically identifiable with respect to the KB Toys business.

The following table summarizes these charges and reversals during the years 2006, 2007 and 2008:

(In thousands)	2008	2007	2006
Continuing Operations			
HCC Note — Partial recovery of prior charges	$ —	$ 5,172	$ —
Discontinued Operations			
Lease indemnifications	(4,928)	12,787	14,546
Tax indemnifications and other — Partial recovery of prior charges	—	125	5,425
Pittsfield distribution center — Loss on sale	—	—	(1,440)
KB matters pretax income (loss) from discontinued operations	$(4,928)	$12,912	$18,531

Note 12 — Business Segment Data

We manage our business based on one segment, broadline closeout retailing. We use the following six merchandise categories, which match our internal management and reporting of merchandise net sales results: Consumables, Home, Furniture, Hardlines, Seasonal, and Other.

(In thousands)	2008	2007	2006
Consumables	$1,410,383	$1,339,433	$1,317,095
Home	713,103	783,047	842,974
Furniture	698,276	687,292	681,952
Hardlines	646,563	629,119	645,338
Seasonal	585,025	597,933	584,762
Other	591,933	619,478	670,927
Net sales	$4,645,283	$4,656,302	$4,743,048

The Consumables category includes the food, health and beauty, plastics, paper, chemical, and pet departments. The Home category includes the domestics, stationery, and home decorative departments. The Furniture category includes the upholstery, mattresses, ready-to-assemble, and case goods departments. Case goods consist of bedroom, dining room, and occasional furniture. The Hardlines category includes the electronics, appliances, tools, and home maintenance departments. The Seasonal category includes the lawn & garden, Christmas, summer, and other holiday departments. The Other category includes the toy, jewelry, infant accessories, and apparel departments. Other also includes the results of certain large closeout deals that are typically acquired through our alternate product sourcing operations.

Note 13 — Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2008 and 2007 is as follows:

Fiscal Year 2008	First	Second	Third	Fourth	Year
(In thousands, except per share amounts) [(a)]					
Net sales	$1,151,589	$1,105,189	$1,021,580	$1,366,925	$4,645,283
Gross margin	463,791	434,804	406,262	552,572	1,857,429
Income from continuing operations	34,486	26,147	12,358	81,807	154,798
Income (loss) from discontinued operations	23	(122)	(110)	(3,042)	(3,251)
Net income	34,509	26,025	12,248	78,765	151,547
Earnings per share — basic:					
Continuing operations	0.43	0.32	0.15	1.01	1.91
Discontinued operations	—	—	—	(0.04)	(0.04)
	0.43	0.32	0.15	0.97	1.87
Earnings per share — diluted:					
Continuing operations	0.42	0.32	0.15	1.00	1.89
Discontinued operations	—	—	—	(0.04)	(0.04)
	$ 0.42	$ 0.32	$ 0.15	$ 0.96	$ 1.85

Note 13 — Selected Quarterly Financial Data (Unaudited) (Continued)

Fiscal Year 2007 (In thousands, except per share amounts) [(a)]	First	Second	Third	Fourth	Year
Net sales	$1,128,399	$1,084,891	$1,030,638	$1,412,374	$4,656,302
Gross margin	446,913	421,074	411,806	560,550	1,840,343
Income from continuing operations	29,024	22,135	14,373	85,648	151,180
Income (loss) from discontinued operations	(260)	1,249	(75)	6,367	7,281
Net income	28,764	23,384	14,298	92,015	158,461
Earnings per share — basic:					
Continuing operations	0.26	0.21	0.14	0.97	1.49
Discontinued operations	—	0.01	—	0.07	0.07
	0.26	0.22	0.14	1.05	1.56
Earnings per share — diluted:					
Continuing operations	0.26	0.21	0.14	0.97	1.47
Discontinued operations	—	0.01	—	0.07	0.07
	$ 0.26	$ 0.22	$ 0.14	$ 1.04	$ 1.55

(a) Earnings per share calculations for each quarter are based on the applicable weighted-average shares outstanding for each period and the sum of the earnings per share for the four quarters may not necessarily be equal to the full year earnings per share amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for us as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Internal control systems, no matter how well designed and operated, have inherent limitations, including the possibility of the circumvention or overriding of controls. Due to these inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. As a result, projections of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control system as of January 31, 2009. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, concluded that we maintained effective internal control over financial reporting as of January 31, 2009.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Proposal One: Election of Directors," "Governance," and "Stock Ownership" in the 2009 Proxy Statement, with respect to directors, shareholder nomination procedures, the code of ethics, the Audit Committee, our audit committee financial experts, and Section 16(a) beneficial ownership reporting compliance, is incorporated herein by reference in response to this item. The information contained in Part I under the caption "Supplemental Item. Executive Officers of the Registrant," with respect to executive officers, is incorporated herein by reference with response to this item.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the captions "Governance," "Director Compensation," and "Executive Compensation" in the 2009 Proxy Statement, with respect to corporate Compensation Committee interlocks and insider participation, director compensation, the Compensation Committee Report, and executive compensation, is incorporated herein by reference in response to this item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information as of January 31, 2009, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants, and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	3,960,568(1)(2)	19.42	4,039,862(3)
Equity compensation plans not approved by security holders	—	—	—
Total	3,960,568	19.42	4,039,862

(1) Includes stock options granted under the 2005 Incentive Plan, the Director Stock Option Plan and the 1996 Incentive Plan. In addition, we had 716,275 shares of unvested restricted stock outstanding under the 2005 Incentive Plan.

(2) The common shares issuable upon exercise of outstanding stock options granted under each shareholder-approved plan are as follows:

2005 Incentive Plan	2,635,175
Director Stock Option Plan	284,500
1996 Incentive Plan	1,040,893

(3) The common shares available for issuance under each shareholder-approved plan are as follows:

2005 Incentive Plan	4,039,862
Director Stock Option Plan	—
1996 Incentive Plan	—

The 1996 Incentive Plan terminated on December 31, 2005. The number of common shares available for issuance under the 2005 Incentive Plan is adjusted annually by adding 0.75% of the total number of issued common shares (including treasury shares) as of the start of each of our fiscal years that the 2005 Incentive Plan is in effect.

The information contained under the caption "Stock Ownership" in the 2009 Proxy Statement, with respect to the security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption "Governance – Determination of Director Independence" and "Governance – Related Person Transactions" in the 2009 Proxy Statement, with respect to the review of director independence and transactions with related persons, is incorporated herein by reference in response to this item.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the captions "Audit Committee Disclosure – Audit and Non-Audit Services Pre-Approval Policy" and "Audit Committee Disclosure – Fees Paid to Independent Registered Public Accounting Firm" in the 2009 Proxy Statement, with respect to the fees paid to Deloitte & Touche LLP and the Audit Committee's pre-approval policies and procedures, is incorporated herein by reference in response to this item.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a) Documents filed as part of this report:

(1) Financial Statements

	Page
Reports of Independent Registered Public Accounting Firm	39
Consolidated Statements of Operations	41
Consolidated Balance Sheets	42
Consolidated Statements of Shareholders' Equity	43
Consolidated Statements of Cash Flows	44
Notes to Consolidated Financial Statements	45

(2) Financial Statement Schedule

Schedule	Description	
II	Valuation and Qualifying Accounts	77

All other financial statements and schedules not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

BIG LOTS, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Description	Beginning of Year	Charged to Cost and Expense	Charged to Other Accounts	Deductions	End of Year
(In thousands)					
Inventory Valuation Allowance					
Fiscal year ended January 31, 2009	$1,134	147	—	62	$1,219 [(a)]
Fiscal year ended February 2, 2008	$1,552	249	—	667	$1,134 [(a)]
Fiscal year ended February 3, 2007	$1,173	580	—	201	$1,552 [(a)]

(a) Consists of markdowns of aged goods.

(3) **Exhibits**. Exhibits marked with an asterisk (*) are filed herewith. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.32 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to our Form 10-Q for the quarter ended May 5, 2001).
3.1	Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to our Form 10-Q for the quarter ended May 5, 2001).
3.2	Code of Regulations (incorporated herein by reference to Exhibit 3(b) to our Form 10-Q for the quarter ended May 5, 2001).
4	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to our Form 10-K for the year ended February 2, 2002).
10.1	Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.2	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective May 18, 2005 (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated August 17, 2005).
10.3	Amendment to the Big Lots, Inc. 1996 Performance Incentive Plan, effective March 4, 2008 (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended May 3, 2008).
10.4	Form of Non-Qualified Stock Option Grant Agreement under the Big Lots, Inc. 1996 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated September 9, 2004).
10.5	Big Lots 2005 Long-Term Incentive Plan, as amended and restated effective May 29, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 29, 2008).
10.6	Form of Big Lots 2005 Long-Term Incentive Plan Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated February 21, 2006).
10.7	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.7 to our Form 8-K dated March 9, 2007).
10.8	Form of Big Lots 2005 Long-Term Incentive Plan Restricted Stock Award Agreement for Outside Directors (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated May 29, 2008).

Exhibit No.	Document
10.9	Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10 to our Post-Effective Amendment No. 1 to Form S-8).
10.10	First Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective August 20, 2002 (incorporated herein by reference to Exhibit 10(d) to our Form 10-Q for the quarter ended August 3, 2002).
10.11	Amendment to Big Lots, Inc. Amended and Restated Director Stock Option Plan, effective March 5, 2008 (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended May 3, 2008).
10.12	Form of Option Award Agreement under the Big Lots, Inc. Amended and Restated Director Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated September 9, 2004).
10.13	Big Lots 2006 Bonus Plan, as amended and restated effective December 5, 2008 (incorporated herein by reference to Exhibit 10.10 to our Form 10-Q for the quarter ended November 1, 2008).
10.14	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to our Form 10-K for the year ended January 29, 2005).
10.15	Big Lots Supplemental Savings Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 28, 2007).
10.16	Big Lots Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10.10 to our Form 10-K for the year ended January 29, 2005).
10.17	Big Lots Supplemental Defined Benefit Pension Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated August 28, 2007).
10.18	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to our Form 10-K for the year ended January 31, 2004).
10.19	First Amendment to Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10.11 to our Form 10-Q for the quarter ended November 1, 2008).
10.20	Big Lots, Inc. Non-Employee Director Compensation Package (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated May 29, 2008).
10.21	Amended and Restated Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended November 1, 2008).
10.22	Employment Agreement with Robert C. Claxton (incorporated herein by reference to Exhibit 10.6 to our Form 10-Q for the quarter ended November 1, 2008).
10.23	Amended and Restated Employment Agreement with Joe R. Cooper (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q for the quarter ended November 1, 2008).
10.24	Amended and Restated Employment Agreement with Steven S. Fishman (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended November 1, 2008).
10.25	Amended and Restated Employment Agreement with Charles W. Haubiel II (incorporated herein by reference to Exhibit 10.7 to our Form 10-Q for the quarter ended November 1, 2008).
10.26	Amended and Restated Employment Agreement with John C. Martin (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended November 1, 2008).
10.27	Amended and Restated Employment Agreement with Norman J. Rankin (incorporated herein by reference to Exhibit 10.8 to our Form 10-Q for the quarter ended November 1, 2008).
10.28	Amended and Restated Employment Agreement with Robert S. Segal (incorporated herein by reference to Exhibit 10.9 to our Form 10-Q for the quarter ended November 1, 2008).
10.29	Amended and Restated Employment Agreement with Brad A. Waite (incorporated herein by reference to Exhibit 10.3 to our Form 10-Q for the quarter ended November 1, 2008).

Exhibit No.	Document
10.30	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.12 to our Form 10-Q for the quarter ended November 1, 2008).
10.31	Form of Executive Severance Agreement (incorporated herein by reference to Exhibit 10.13 to our Form 10-Q for the quarter ended November 1, 2008).
10.32	Form of Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10.14 to our Form 10-Q for the quarter ended November 1, 2008).
10.33	Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated October 29, 2004).
10.34	First Amendment to Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 25, 2005).
10.35	Second Amendment to Credit Agreement among Big Lots Stores, Inc., as borrower, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.36 to our Form 10-K for the year ended February 3, 2007).
10.36	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 29, 2004).
10.37	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to our Form 10-Q for the quarter ended October 28, 2000).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for Jeffrey P. Berger, Peter J. Hayes, David T. Kollat, Brenda J. Lauderback, Philip E. Mallott, Russell Solt, James R. Tener, and Dennis B. Tishkoff.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of March 2009.

BIG LOTS, INC.

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 30th day of March 2009.

/s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)

/s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Jeffrey P. Berger*
Jeffrey P. Berger
Director

/s/ Philip E. Mallott*
Philip E. Mallott
Director

/s/ Peter J. Hayes*
Peter J. Hayes
Director

/s/ Russell Solt*
Russell Solt
Director

/s/ David T. Kollat*
David T. Kollat
Director

/s/ James R. Tener*
James R. Tener
Director

/s/ Brenda J. Lauderback*
Brenda J. Lauderback
Director

/s/ Dennis B. Tishkoff*
Dennis B. Tishkoff
Director

* The above named Directors of the Registrant execute this report by Charles W. Haubiel II, their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 4th day of March 2009, and filed herewith.

By: /s/ Charles W. Haubiel II
Charles W. Haubiel II
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots Capital, Inc.	OH
Big Lots Online LLC	OH
Big Lots Stores, Inc.	OH
BLSI Property, LLC	DE
Capital Retail Systems, Inc.	OH
Closeout Distribution, Inc.	PA
Consolidated Property Holdings, Inc.	NV
CSC Distribution, Inc.	AL
C.S. Ross Company	OH
Durant DC, LLC	DE
Great Basin LLC	DE
Industrial Products of New England, Inc.	ME
Mac Frugal's Bargains * Close-outs Inc.	DE
Midwestern Home Products, Inc.	DE
PNS Stores, Inc.	CA
Sahara LLC	DE
Sonoran LLC	DE
Tool and Supply Company of New England, Inc.	DE
West Coast Liquidators, Inc.	CA
Barn Acquisition Corporation	DE
Fashion Barn, Inc.	NY
Fashion Barn of Oklahoma, Inc.	OK
Fashion Bonanza, Inc.	NY
Midwestern Home Products Company, Ltd.	OH
Rogers Fashion Industries, Inc.	NY
SS Investments Corporation	DE

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following documents of our reports dated March 30, 2009, relating to the financial statements and financial statement schedule of Big Lots, Inc. and subsidiaries (the "Company") (which express an unqualified opinion and include an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of Financial Accounting Standards Board Statement No. 109*, effective February 4, 2007, SFAS No. 123(R) (Revised 2004), *Share-Based Payment,* effective January 29, 2006, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to SFAS Nos. 87, 88, 106, and 132(R)*, effective February 3, 2007), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended January 31, 2009.

1) Post-Effective Amendment No. 1 to Registration Statement No. 33-42502 on Form S-8 pertaining to Big Lots, Inc. Director Stock Option Plan;
2) Post-Effective Amendment No. 1 to Registration Statement No. 33-42692 on Form S-8 pertaining to Big Lots, Inc. Supplemental Savings Plan;
3) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;
4) Post-Effective Amendment No. 1 to Registration Statement No. 333-32063 on Form S-8 pertaining to Big Lots, Inc. 1996 Performance Incentive Plan;
5) Registration Statement No. 333-140181 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan; and
6) Registration Statement No. 333-152481 on Form S-8 pertaining to the Big Lots 2005 Long-Term Incentive Plan.

/s/ DELOITTE & TOUCHE LLP

Dayton, Ohio
March 30, 2009

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven S. Fishman, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2009

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joe R. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 30, 2009

By: /s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 31, 2009, of Big Lots, Inc. (the "Company"). I, Steven S. Fishman, Chairman of the Board, Chief Executive Officer and President of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2009

By: /s/ Steven S. Fishman
Steven S. Fishman
Chairman of the Board, Chief Executive Officer and President

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended January 31, 2009, of Big Lots, Inc. (the "Company"). I, Joe R. Cooper, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2009

By: /s/ Joe R. Cooper
Joe R. Cooper
Senior Vice President and
Chief Financial Officer

NOTICE OF **ANNUAL MEETING**

BIG LOTS!

The Annual Meeting of Shareholders will be held at 9:00 a.m. EDT on Thursday, May 28, 2009, at our corporate office, 300 Phillipi Road, Columbus, Ohio. Whether or not you plan to attend, you are encouraged to vote as soon as possible. In accordance with our 2009 proxy statement, shareholders who attend the meeting may withdraw their proxies and vote in person if they so desire.





CEO/CFO Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.





Company Information

Transfer Agent & Registrar

National City Bank, Now a part of PNC
Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44101-4301
(800) 622-6757
shareholder.inquiries@nationalcity.com

Investment Inquiries

Investor Relations Department
300 Phillipi Road
Columbus, Ohio 43228-5311
(614) 278-6622
Investor_Relations@biglots.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1700 Courthouse Plaza NE
Dayton, Ohio 45402-1788

NYSE Trading Symbol

BIG
LISTED
NYSE

Telephone

(614) 278-6800



Web Site

www.biglots.com

E-mail

talk2us@biglots.com


BIG LOTS